Exhibit 10.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

among

John Bean Technologies Corporation,

JBT AeroTech Corporation

and

Oshkosh Corporation

_________________________________________________

Dated as of May 26, 2023

_________________________________________________

Exhibit 10.1

EXECUTION VERSION

TABLE OF CONTENTS

ANNEXES*

Annex A Definitions

Annex B Accounting Principles

Annex C Non-Eliminated Intercompany Arrangements

Annex D Reference Balance Sheet

EXHIBITS*

Exhibit A Intellectual Property License Agreement Term Sheet

Exhibit B Form of Transition Services Agreement

Exhibit C Form of Limited Consent and Release

ATTACHMENTS*

Disclosure Schedule

* Annex A included herewith; all other annexes, exhibits and attachments omitted pursuant to Item 601(a)(5) of Regulation S-K.

STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of May 26, 2023, is made by and among John Bean Technologies Corporation, a Delaware corporation (“Seller”), JBT AeroTech Corporation, a Delaware corporation (the “Company”), and Oshkosh Corporation, a Wisconsin corporation (“Purchaser”). Each of Seller, the Company and Purchaser is sometimes individually referenced herein as a “Party”, and all of Seller, the Company and Purchaser are sometimes collectively referenced herein as the “Parties”. Certain capitalized terms used herein have the applicable meanings set forth in Annex A.

RECITALS

WHEREAS, the Company, directly or indirectly through its Affiliates (including the Company Subsidiaries), is, and has been, engaged in the business of designing, manufacturing and servicing mobile aviation ground support equipment and software, including commercial and military cargo loading, aircraft deicing, aircraft towing, and aircraft ground power and cooling systems to airport authorities, airlines, airfreight and ground handling companies, military forces and defense contractors and other industries; fixed gate equipment and software for passenger boarding to airport authorities and airlines; and managed services for airport equipment, systems and facilities for airport authorities and airlines (the “Business”);

WHEREAS, Seller is the legal, beneficial and record owner of all of the issued and outstanding shares of capital stock of the Company (the “Shares”) and owns, directly or indirectly, the Local Transferred Assets; and

WHEREAS, Purchaser desires to acquire the Business by purchasing all of the Shares and the Local Transferred Assets from Seller and its applicable subsidiaries, and Seller desires to sell the Business by selling, or causing its applicable subsidiaries to sell, all of the Shares and the Local Transferred Assets to Purchaser and its applicable subsidiaries, in each case, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and undertakings contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Article I

PURCHASE AND SALE

Section 1.01 Purchase and Sale of the Shares and the Local Transferred Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, (a) (i) Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall accept the sale, transfer, conveyance, assignment and delivery by Seller of, all of Seller’s right, title and interest in, to and under the Shares, free and clear of all Liens (other than restrictions on transfer under applicable state or federal securities Laws), and (ii) Seller shall, and shall cause all of the Selling Entities to, sell, transfer, convey, assign and deliver to Purchaser or its designated subsidiaries, and Purchaser shall, or shall cause its designated subsidiaries to, accept the sale, transfer, conveyance, assignment and delivery by each Selling Entity of, free and clear of any Liens (other than Permitted Liens), all of each such Selling Entity’s right, title and interest in, to and under the Local Transferred Assets, and (b) in exchange therefor, (i) Purchaser shall, or shall cause its designated subsidiaries to, assume the Local Assumed Liabilities, and (ii) Purchaser shall pay to Seller, and Seller shall accept the payment from Purchaser of, the Purchase Price, payable as set forth in Section 1.02(c)(i) and subject to adjustment as set forth in Section 1.04.

Section 1.02 Closing.

(a) The closing of the Transactions (the “Closing”) shall be held at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., New York City time, or remotely via the electronic exchange of documents and signatures, on the third (3rd) Business Day following the satisfaction of the conditions set forth in Article VIII (or, to the extent permitted by applicable Law, waived) (other than those conditions that, by their nature, are to be satisfied by delivery of documents or are otherwise to be satisfied at the Closing and that would be so satisfied, but subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) of such conditions at the Closing) (the date on which such conditions are satisfied or waived, the “Closing Condition Satisfaction Date”), or at such other place, time and date as shall be agreed between Purchaser and Seller; provided that, Purchaser may elect, by written notice to Seller within one (1) Business Day after the Closing Condition Satisfaction Date, to have the Closing occur instead on the first (1st) Business Day of the calendar month immediately following the calendar month in which the Closing Condition Satisfaction Date occurs; provided, further, that if Purchaser delivers the notice referred to in the foregoing proviso, notwithstanding anything in this Agreement to the contrary, if Seller thereafter delivers a certificate to Purchaser dated on or after the Closing Condition Satisfaction Date and signed by an authorized officer of Seller confirming the provisions of Section 8.01(a)(i) and Section 8.01(b)(i) (in each case, replacing references therein to the “Closing” with the “Closing Condition Satisfaction Date”), the conditions set forth in Section 8.01(a)(i) and Section 8.01(b)(i) shall be deemed to have been irrevocably satisfied as of the date of delivery thereof, and the Closing shall not be subject to further satisfaction or waiver of such conditions on or prior to the Closing Date (and, for the avoidance of doubt, the certificates referred to in Section 8.01(a)(iii) and Section 8.01(b)(iii) shall be deemed to not require confirmation of the satisfaction of the conditions set forth in Section 8.01(a)(i) and Section 8.01(b)(i), as applicable). The date on which the Closing takes place is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed to be effective as of 12:01 a.m., New York City time, on the Closing Date.

(b) At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i) an IRS Form W-9 executed by Seller;

(ii) the certificate required to be delivered pursuant to Section 8.01(a)(iii);

(iii) the certificate required to be delivered pursuant to Section 8.01(b)(iii); and

(iv) counterparts of the Other Transaction Documents to which Seller or any of its Affiliates is a party, duly executed by Seller or such Affiliate, as applicable.

(c) At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(i) by wire transfer to a bank account designated in writing by Seller no later than two (2) Business Days prior to the Closing Date, immediately available funds in an amount equal to the Closing Date Purchase Price;

(ii) the certificate required to be delivered pursuant to Section 8.02(a)(iii); and

(iii) counterparts of the Other Transaction Documents to which Purchaser or any of its Affiliates is a party, duly executed by Purchaser or such Affiliate, as applicable.

Section 1.03 Estimated Statement. No later than five (5) Business Days prior to the Closing, Seller shall deliver to Purchaser a written statement setting forth its good faith estimate of each of the following, in each case, determined and calculated in accordance with the Accounting Principles and the applicable definitions set forth herein: (i) Cash as of the Measurement Time (but giving effect to any subsequent cash dividends or distributions to Seller or its Subsidiaries (other than the Company Group), in each case after the Measurement Time but prior to the Closing), (ii) Funded Debt as of the Measurement Time (but giving effect to any subsequent incurrence of Funded Debt after the Measurement Time but prior to the Closing), (iii) Working Capital as of the Measurement Time and (iv) Unpaid Company Transaction Expenses incurred but not paid at or prior to the Closing, together with a calculation of the Closing Date Purchase Price (the “Estimated Statement”).

Section 1.04 Post-Closing Adjustment.

(a) As soon as reasonably practicable following the Closing Date, and, in any event, no later than sixty (60) days thereafter, Purchaser shall prepare and deliver to Seller (i) an unaudited balance sheet of the Company as at the Closing (the “Closing Balance Sheet”) and (ii) a statement (together with the Closing Balance Sheet, the “Statement”) setting forth, in each case, a good faith calculation of (A) Cash as of the Measurement Time (but giving effect to any subsequent cash dividends or distributions to Seller or its Subsidiaries (other than the Company Group), in each case after the Measurement Time but prior to the Closing), (B) Funded Debt as of the Measurement Time (but giving effect to any subsequent incurrence of Funded Debt after the Measurement Time but prior to the Closing), (C) Working Capital as of the Measurement Time, and (D) Unpaid Company Transaction Expenses incurred but not paid at or prior to the Closing, together with a calculation of the Purchase Price based on such amounts and reasonable supporting detail, in the case of each of clauses (i) and (ii), based on the books and records of the Company and determined and calculated in accordance with the Accounting Principles, the applicable definitions set forth herein and, except as otherwise provided herein, without taking into account any changes in assets or liabilities as a result of purchase accounting adjustments or changes arising from change of control or ownership (except with respect to Funded Debt and Unpaid Company Transaction Expenses). Nothing in this Section 1.04 is intended to be used to adjust for errors or omissions that may be found with respect to the Financial Statements or any inconsistencies between the Accounting Principles, on the one hand, and GAAP, on the other hand. If Purchaser fails to timely deliver or cause to be delivered a Statement in accordance with this Section 1.04(a), then the Estimated Statement shall be deemed to be the Statement, and Seller may deliver a Notice of Disagreement with respect thereto in accordance with Section 1.04(b).

(b) The Statement shall become final and binding upon Seller and Purchaser at 11:59 p.m., New York City time, on the date that is sixty (60) days following Seller’s receipt thereof (the “Disagreement Deadline”), unless Seller gives written notice to Purchaser of its disagreement with the Statement and any item or calculation set forth therein (the “Notice of Disagreement”) prior to such time, which Notice of Disagreement shall specify in reasonable detail each item or calculation subject to disagreement, the nature and basis of any such disagreement so asserted and, to the extent reasonably practicable, Seller’s alternative calculation of each disputed item or calculation, and each item or calculation contained in the Statement that is not subject to the Notice of Disagreement shall become final and binding upon Seller and Purchaser; provided, however, that if Purchaser has not provided the access or information to Seller contemplated by Section 1.04(d), the Disagreement Deadline shall be automatically extended until the date that is five (5) Business Days after Purchaser provides such access or information pursuant to Section 1.04(d). If the Notice of Disagreement is delivered by Seller prior to the Disagreement Deadline, then the Statement (as revised in accordance with this Section 1.04) shall become final and binding upon Seller and Purchaser on the earlier of (A) the date Seller and Purchaser resolve in writing all differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date all disputed matters are finally resolved in writing by the Accounting Firm pursuant to this Section 1.04. During the thirty (30)-day period following the delivery of the Notice of Disagreement (the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve in writing any differences that they have with respect to the matters specified in the Notice of Disagreement and agree on a final and binding determination of such disputed items or calculations. If any matter specified in the Notice of Disagreement remains in dispute at the end of the Resolution Period, then Seller and Purchaser shall engage the dispute resolution group of Grant Thornton LLP or, if Grant Thornton LLP refuses such engagement, the dispute resolution group of an internationally recognized independent accounting firm mutually satisfactory to Seller and Purchaser (the “Accounting Firm”), to resolve any and all such matters and, no later than five (5) days following such engagement, shall submit to the Accounting Firm in writing their respective positions with respect to any and all matters that remain in dispute and that were included in the Notice of Disagreement. Seller and Purchaser shall jointly instruct the Accounting Firm that it (1) shall act as an expert and not as an arbitrator, (2) shall review only the matters that were included in the Notice of Disagreement and that remain in dispute, (3) shall make its determination in accordance with the requirements of this Section 1.04 and based solely on the written submissions of Seller and Purchaser and their respective Representatives and not by independent review, (4) shall not assign a value for any item that remains in dispute that is greater than the greatest value or smaller than the smallest value set forth by either Party with respect to such item in their respective written submissions to the Accounting Firm as to the resolution of such item and (5) shall render its written decision as promptly as practicable, but in no event later than thirty (30) days after submission to the Accounting Firm of the last to be submitted of the Parties’ respective written submissions as to the resolution of all matters in dispute. Each of Seller and Purchaser shall furnish to the Accounting Firm such Records and information relating to the disputed items as the Accounting Firm may reasonably request in connection with its determination of such disputed items. A copy of all materials submitted to the Accounting Firm by Seller or Purchaser, as applicable, shall be provided to such other Party concurrently with the submission thereof to the Accounting Firm. For the avoidance of doubt, neither Seller nor Purchaser shall have any ex parte communications (whether written or oral) with the Accounting Firm. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced. The scope of the disputes to be resolved by the Accounting Firm shall be limited to whether there were mathematical errors in the Statement and whether any component of Purchase Price as calculated in the Statement was calculated in accordance with the applicable definitions herein, the

Accounting Principles and this Section 1.04, and the Accounting Firm is not authorized or permitted to make any other determination, including any determination as to whether the Accounting Principles were followed in calculating Target Working Capital or whether any inclusion in or omission from the Reference Balance Sheet is correct. Any determination by the Accounting Firm, and any work or analysis performed by the Accounting Firm in connection with its resolution of any dispute under this Section 1.04, shall not be admissible in evidence in any Proceeding between Seller and Purchaser, other than to the extent necessary to enforce any payment obligation under Section 1.04(c). Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to any matter contemplated by this Agreement, except as set forth in this Section 1.04. The Accounting Firm’s determination shall be accompanied by a certificate of the Accounting Firm that it reached its decision in accordance with the provisions of this Section 1.04(b). The certificate of the Accounting Firm shall be final, conclusive and binding on the Parties, absent manifest error or fraud. At any time, including following the Resolution Period, Seller and Purchaser may agree in writing to settle any disputed matter set forth in the Notice of Disagreement, including any disputed matter submitted to the Accounting Firm, which agreement shall be final and binding upon Seller and Purchaser; provided that, if such disputed matter has been submitted to the Accounting Firm, Seller and Purchaser shall jointly instruct the Accounting Firm not to resolve such disputed matter, it being agreed that if the Accounting Firm nonetheless resolves such disputed matter, the agreement of Seller and Purchaser with respect to such disputed matter shall control. The fees and expenses of the Accounting Firm in its capacity as such shall be borne by Seller and Purchaser in inverse proportion as the Parties may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. The fees, costs and expenses of Purchaser incurred in connection with its preparation of the Statement, its review of the Notice of Disagreement and its preparation of any written submission to the Accounting Firm shall be borne by Purchaser, and the fees, costs and expenses of Seller incurred in connection with its review of the Statement, its preparation of the Notice of Disagreement and its preparation of any written submission to the Accounting Firm shall be borne by Seller.

(c) If the Closing Date Purchase Price is less than the Final Purchase Price, then Purchaser shall pay to an account designated in writing by Seller the amount of such difference by wire transfer of immediately available funds no later than five (5) Business Days after the Statement becomes final and binding on Seller and Purchaser pursuant to Section 1.04(b). If the Final Purchase Price is less than the Closing Date Purchase Price, then Seller shall pay to an account designated in writing by Purchaser the amount of such difference by wire transfer of immediately available funds no later than five (5) Business Days after the Statement becomes final and binding on Seller and Purchaser pursuant to Section 1.04(b).

(d) Purchaser agrees that, from and after the Closing and until the date on which the Statement shall become final and binding on the Parties pursuant to Section 1.04(b), (i) it shall preserve the accounting Records of the Company on which the Statement is to be based and shall not take any action with respect to such Records that would obstruct, prevent or otherwise affect the procedures or the results of the procedures set forth in this Section 1.04 and (ii) it shall afford and cause to be afforded to Seller and any Representative of Seller, in connection with the preparation of the Notice of Disagreement and any adjustment to the Purchase Price contemplated by this Section 1.04, access, upon reasonable notice and during normal business hours, to such properties, books, contracts, personnel (including personnel responsible for accounting and finance and senior management) and Records of the Company and Purchaser’s and its accountants’ work papers as Seller may reasonably request if, and solely to the extent, relevant to the preparation of the Statement, the Notice of Disagreement or the adjustment contemplated by this Section 1.04, and shall provide Seller, upon Seller’s reasonable request and at Seller’s expense, with copies of any such books, contracts and Records; provided that any such access, books, contracts, Records or information provided pursuant to this Section 1.04(d) shall be used by Seller solely for purposes of determining any adjustment to the Purchase Price (including in preparing the Notice of Disagreement).

(e) Any amounts paid pursuant to Section 1.04(c) will constitute an adjustment to the Purchase Price for all purposes hereunder (including U.S. federal and applicable state and local income tax purposes), unless otherwise required by applicable Law.

Section 1.05 Withholding. Notwithstanding anything herein to the contrary, Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, shall be entitled to deduct and withhold from amounts payable to one another under this Agreement any amounts required to be deducted and withheld under applicable Tax Law; provided, the Parties acknowledge and agree that Purchaser and its Affiliates shall not deduct or withhold for any Taxes under U.S. federal

(and applicable state and local) income Tax law unless Seller fails to deliver the form described in Section 1.02(b)(i), in which case Purchaser or its applicable Affiliate shall deduct and withhold for any such Taxes that it is required to deduct and withhold under applicable U.S. federal (and applicable state and local) income Tax law. If any of Purchaser and its Affiliates proposes to make any deduction or withholding for Taxes under this Agreement, then they shall (x) give Seller prior written notice of such intention at least 10 Business Days prior to making any such deduction or withholding, and (y) use commercially reasonable efforts to cooperate with any request by Seller to reduce or eliminate such proposed deduction or withholding. Any amounts so deducted and withheld and paid over to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 1.06 Local Transfer Agreements. To the extent required or desirable (as reasonably determined by the Parties) under applicable foreign Law to effect the Transactions, the Parties shall execute and deliver or cause their respective Affiliates to execute and deliver such asset transfer agreements, bills of sale, deeds, assignments, assumptions and other documents and instruments of sale, conveyance, assignment, transfer and assumption (the “Local Transfer Agreements”) as are necessary to effect any transfer of the Local Transferred Assets or any assumption of the Local Assumed Liabilities at the Closing (which transfers and assumptions shall, except as otherwise expressly set forth herein, be on an “as-is”, “where-is” basis, without representation or warranty of any kind or nature). The Local Transfer Agreements shall be in form and substance reasonably agreed to by the Parties and as is customary in the applicable jurisdiction or required by applicable foreign Law; provided that the Parties agree and acknowledge that the Local Transfer Agreements are intended solely to effect the legal transfer of the applicable Local Transferred Assets, or the assumption of the Local Assumed Liabilities, and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement. The Local Transfer Agreements shall not alter in any way the allocation of rights, obligations, benefits, costs and risks established between the parties in this Agreement. Without limiting the generality of the foregoing, Purchaser acknowledges and agrees, and shall cause the relevant subsidiary of Purchaser that is a party to the Local Transfer Agreement to acknowledge and agree, that Seller and any relevant subsidiary of Seller that is a party to a Local Transfer Agreement do not make or grant, and shall not be deemed to make or grant, in or in connection with the Local Transfer Agreements, any representations, warranties, guarantees, covenants or indemnities to Purchaser or the relevant subsidiary of Purchaser that is a party to the Local Transfer Agreement, other than, with respect to Seller, for the representations and warranties set forth in Article II and Article III and in the certificates contemplated by Section 8.01(a)(iii) and Section 8.01(b)(iii). In the event of any inconsistency between this Agreement and a Local Transfer Agreement, this Agreement shall control. For the avoidance of doubt, Purchaser may designate one or more of its subsidiaries to acquire the Local Transferred Assets or assume the Local Assumed Liabilities in each jurisdiction.

Article II

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as disclosed (i) with respect to the members of the Company Group or the Business in the Seller Public Filings, other than any risk factor disclosure in any such Seller Public Filing contained in any “Risk Factors” or similarly titled section thereof or other cautionary, forward-looking or predictive statements in any such Seller Public Filing (it being understood that any factual and/or historical statement contained within such sections shall not be excluded), or (ii) in the Disclosure Schedule (subject to Section 12.07), Seller and the Company hereby represent and warrant to Purchaser as follows:

Section 2.01 Organization and Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to conduct the Business as presently conducted. Each Company Subsidiary is an entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, formation or organization and has the requisite power and authority to carry on its business as it is now being conducted.

(b) Each member of the Company Group is duly qualified to do business and, where applicable, is in good standing under the laws of each state or other jurisdiction in which the ownership or use of the properties owned or used by it or the nature of the activities conducted by it requires such qualification, except, in each case, where the failure to be so qualified would not reasonably be expected to result in a Company Material Adverse Effect.

(c) True, complete and correct copies of the organizational documents of each member of the Company Group, as amended as of the date of this Agreement, have been made available to Purchaser.

Section 2.02 Authority; Binding Effect.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and each of the Other Transaction Documents to which it is specified to be a party and to consummate the transactions contemplated hereby and thereby and perform its other obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and each of the Other Transaction Documents to which it is specified to be a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other organizational action.

(b) This Agreement has been duly executed and delivered by the Company and, prior to the Closing, the Company will have duly executed and delivered each of the Other Transaction Documents to which it is specified to be a party.

(c) Assuming that this Agreement has been duly authorized, executed and delivered by the other Parties, this Agreement constitutes, and, upon the due authorization, execution and delivery by the other parties to each Other Transaction Document, each Other Transaction Document to which the Company is specified to be a party will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity and the discretion of courts in granting equitable remedies (collectively, the “Remedies Exception”).

Section 2.03 No Conflicts; Consents.

(a) Assuming the delivery or receipt, as applicable, by the Company of the notices, consents, waivers, approvals and authorizations (each, a “Consent”) set forth in Section 2.03(a) of the Disclosure Schedule, the execution and delivery by the Company of this Agreement and each of the Other Transaction Documents to which it is specified to be a party and the consummation by the Company and Seller of the transactions contemplated hereby and thereby and the performance by the Company and Seller of their respective other obligations hereunder and thereunder do not or will not, as applicable, conflict with, or result in any (i) violation or default by the Company or any applicable Company Subsidiary, (ii) termination, cancellation or acceleration of any right or obligation of the Company or any applicable Company Subsidiary, (iii) loss of any benefit of the Company or any applicable Company Subsidiary or (iv) creation of any mortgage, deed of trust, lien, security interest, pledge, option, right of first offer or refusal, hypothecation, adverse claim, charge, transfer restriction or other encumbrance or restriction of similar nature (each, a “Lien”) (other than any Permitted Lien) upon any property or asset owned by the Company or any applicable Company Subsidiary or under any provision of, (A) the organizational documents of the Company or any applicable Company Subsidiary, (B) any Material Contract or (C) any Injunction or, subject to the Authorizations and Filings described in Section 2.03(b), applicable Law, other than, in the case of each of clauses (A) (with respect to organizational documents of the Company Subsidiaries), (B) and (C), any such violation, default, termination, cancellation, acceleration, loss of benefit or creation of a Lien that would not reasonably be expected to, individually or in the aggregate, (x) result in a Company Material Adverse Effect or (y) prevent or materially delay the consummation of the Acquisition.

(b) No consent, waiver, approval, clearance, license, permit, order or authorization of or by any Governmental Entity (each, an “Authorization”) or filing, application, notification, registration or other declaration made to or with any Governmental Entity (each, a “Filing”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or the Other Transaction Documents, the consummation of the transactions contemplated hereby or thereby or the compliance by the Company with the terms and conditions hereof and thereof, other than (i) as may be required by the HSR Act or the notification to the NSIA, (ii) as may be required solely by reason of Purchaser’s or any of its Affiliates’ participation in the transactions contemplated by any of the

Transaction Documents, (iii) as may be required by the rules or regulations of any applicable securities exchange or listing authority and (iv) such Authorizations or Filings, the absence of which, or the failure of which to be made, would not reasonably be expected to, individually or in the aggregate, (x) result in a Company Material Adverse Effect or (y) prevent or materially delay the consummation of the Acquisition.

Section 2.04 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000 shares of common stock, par value $0.01 per share. There are 100 shares of common stock of the Company issued and outstanding, all of which are held of record and beneficially by Seller. The Shares constitute all of the outstanding equity interests in the Company. The Shares have been duly authorized and validly issued and are fully paid and non-assessable. The Shares have not been issued in violation of, and are not subject to, any preemptive, subscription or similar right under any provision of applicable Law, the organizational documents of the Company or any Contract to which the Company is subject or bound.

(b) Except for the Shares, there are no equity interests in, or voting securities of, the Company that are issued, reserved for issuance or outstanding. There are no outstanding warrants, options, rights, “phantom” stock rights, stock appreciation rights, stock-based performance units, convertible or exchangeable securities or other commitments or undertakings (other than this Agreement) (i) pursuant to which the Company or any of its Affiliates is or may become obligated to issue, deliver, sell or grant (A) any equity interest in, or voting security of, the Company or (B) any security convertible into, or exercisable or exchangeable for, any equity interest in, or voting security of, the Company, (ii) pursuant to which the Company or any of its Affiliates is or may become obligated to issue, deliver, sell or grant any such warrant, option, right, unit, security, commitment or undertaking described in the foregoing clause (i), or (iii) that gives any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of the Shares. Other than this Agreement and the organizational documents of the Company, the Shares are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.

(c) Section 2.04(c) of the Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each Company Subsidiary, the number of outstanding shares of each class of capital stock or other equity interests in each Company Subsidiary (collectively, the “Company Subsidiary Equity Interests”) and the record and beneficial owners thereof. The Company Subsidiary Equity Interests have been duly authorized and validly issued and are fully paid and non-assessable. The Company Subsidiary Equity Interests have not been issued in violation of, and are not subject to, any preemptive, subscription or similar right under any provision of applicable Law, the organizational documents of the applicable Company Subsidiary or any Material Contract to which the applicable Company Subsidiary is subject or bound. The Company has good and valid title to, directly or indirectly, all of the Company Subsidiary Equity Interests, free and clear of all Liens (other than restrictions on transfer under applicable state or federal securities Laws and Liens that will be released at Closing), and is the legal, record and beneficial owner thereof. There are no outstanding warrants, options, rights, “phantom” stock rights, stock appreciation rights, stock-based performance units, convertible or exchangeable securities or other commitments or undertakings (other than this Agreement) (i) pursuant to which the Company or any of its Affiliates is or may become obligated to issue, deliver, sell or grant (A) any equity interest in, or voting security of, any Company Subsidiary or (B) any security convertible into, or exercisable or exchangeable for, any equity interest in, or voting security of, any Company Subsidiary, (ii) pursuant to which the Company or any of its Affiliates is or may become obligated to issue, deliver, sell or grant any such warrant, option, right, unit, security, commitment or undertaking described in the foregoing clause (i), or (iii) that gives any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of the equity interests in any Company Subsidiary. Other than the Company Subsidiaries, the Company does not own, directly or indirectly, any equity interest in, or voting security of, any Person.

Section 2.05 Financial Statements.

(a) Section 2.05(a) of the Disclosure Schedule sets forth true and complete copies of the unaudited consolidated balance sheet of the Company Group as of March 31, 2023 (such balance sheet, the “Latest Balance Sheet”, and such date, the “Latest Balance Sheet Date”) and the related unaudited consolidated statement of net revenues and direct costs and operating expenses for the twelve (12)-month period ended March 31, 2023 (collectively, the “Financial Statements”). The

Financial Statements (x) were derived from the books and records of Seller, which are maintained in all material respects in accordance with GAAP and (y) on that basis, fairly present in all material respects the financial position, revenues and costs and operating expenses of the Business as of the dates and for the periods indicated therein; provided that, the Financial Statements and the foregoing representations and warranties are qualified by the fact that (a) the Company Group has not operated as a separate “stand-alone” entity, (b) the Financial Statements are not stand-alone financial statements prepared in accordance with GAAP, (c) the Company Group has been allocated certain charges and credits which do not necessarily reflect amounts that would have resulted from arms-length transactions or the Company Group would incur on a stand-alone basis, (d) the Financial Statements are not indicative of what the financial position or results of operations of the Company Group will be in the future, and (e) the Financial Statements are subject to (i) the absence of normal, recurring year-end adjustments (none of which, individually or in the aggregate, would reasonably be expected to be material to the Company Group, taken as a whole) and (ii) the absence of disclosures normally made in footnotes to audited financial statements (which, if presented, would not reasonably be expected to materially alter the financial condition or financial results of the Company Group, taken as a whole).

(b) The system of internal controls over financial reporting of Seller and its Affiliates is sufficient in all material respects to provide reasonable assurance that (i) all material transactions are executed in accordance with management’s general or specific authorization and (ii) transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with GAAP.

Section 2.06 No Undisclosed Liabilities. The Company Group does not have any Liability, whether absolute, contingent, accrued or otherwise, other than Liabilities (a) specifically reflected on, or reserved against in, the Latest Balance Sheet, (b) incurred since the Latest Balance Sheet Date in the ordinary course of business, (c) as contemplated by this Agreement, the Other Transaction Documents or otherwise arising or incurred in connection with the Transactions, (d) that are for performance, but not breach, under executory Contracts or (e) that have not and would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect.

Section 2.07 Taxes.

(a) Each member of the Company Group has duly and timely (within any applicable extension periods) filed all material Tax Returns required by applicable Law to be filed by it, all such Tax Returns are true and complete in all material respects and each member of the Company Group has paid all material Taxes due and owing by it (whether or not shown as due on any Tax Return). All material Tax Returns required by applicable Law to be filed by Seller or its applicable Affiliate with respect to the Local Transferred Assets or the Specified Assets have been duly and timely (within any applicable extension periods) filed, are true and complete in all material respects, and all material Taxes of Seller or its applicable Affiliate due and owing with respect to the Local Transferred Assets or the Specified Assets (whether or not shown as due on any Tax Return) have been paid.

(b) No member of the Company Group files any Tax Return for an affiliated, consolidated, combined or unitary group other than for such a group of which Seller is the common parent.

(c) There is no Lien (other than any Permitted Lien) for material Taxes on any asset of any member of the Company Group or, to the extent primarily related to the Business or constituting a Local Transferred Asset or Specified Asset, Seller or any of its applicable Affiliates.

(d) No member of the Company Group, and none of Seller or its applicable Affiliates with respect to the Local Transferred Assets or the Specified Assets, has waived any statute of limitations in respect of Taxes or obtained any extension of time with respect to an assessment or deficiency for Taxes that is still in effect. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes that could have effect after the Closing have been entered into or issued by any Governmental Entity with or in respect of any member of the Company Group or with respect to the Local Transferred Assets or the Specified Assets.

(e) There is no pending audit or written proposed deficiency for unpaid Taxes asserted by any Taxing Authority against any member of the Company Group or with respect to the Local Transferred Assets or the Specified Assets.

(f) No member of the Company Group has any liability for material Taxes of any Person (other than Seller or any of its Affiliates (including any member of the Company Group)) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) or as a transferee or successor, or by contract (other than a contract the primary purpose of which is not Taxes).

(g) No member of the Company Group has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(h) Each member of the Company Group has deducted, withheld and paid to the appropriate Taxing Authority all material amounts of Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, former employee, independent contractor, customer, creditor, stockholder or other third party.

(i) In the last five (5) years, no written claim has been made by a Taxing Authority (and received by the Company Group) in a jurisdiction in which no member of the Company Group files Tax Returns that any member of the Company Group is or may be subject to taxation by, or required to file Tax Returns in, such jurisdiction.

(j) No member of the Company Group has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2)-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(k) No member of the Company Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting made prior to the Closing, (ii) any installment sale or open transaction disposition occurring prior to the Closing, (iii) any intercompany transaction occurring prior to the Closing, (iv) any prepaid amounts or deferred revenue received or accrued (outside the ordinary course of business) prior to the Closing or (v) the application of Section 965 of the Code.

(l) No member of the Company Group is a party to or bound by any Tax allocation or sharing agreement, other than any such agreement the principal purpose of which is not the allocation or sharing of any Tax.

(m) The U.S. federal income tax classification of each member of the Company Group is set forth on Section 2.07(m) of the Disclosure Schedule.

Section 2.08 Good and Valid Title to Assets. As of the Closing, after giving effect to the Company Internal Reorganization, the Company Group will have good and valid title, free and clear of all Liens (other than Permitted Liens), to all of the material tangible assets (a) reflected in the Latest Balance Sheet, (b) acquired by the Company Group after the Latest Balance Sheet Date or (c) constituting Specified Assets, other than, in the case of each of clauses (a) and (b), assets sold or otherwise disposed of in the ordinary course of business after the Latest Balance Sheet Date or as permitted pursuant to Section 5.02(b) or the Local Transferred Assets. All such assets constituting material tangible assets are (i) in good operating condition and repair and (ii) free from any defects or deficiencies unless otherwise reflected on, or reserved against in, the Latest Balance Sheet, in each case of the foregoing clauses (i) and (ii), subject to normal wear and tear and except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole.

Section 2.09 Real Property.

(a) Section 2.09(a) of the Disclosure Schedule sets forth a true and complete list of the street addresses of all real property owned in fee simple by any member of the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates and the name of fee owner with respect thereto (such real property, together with such member of the Company Group’s right, title and interest in all buildings, improvements and fixtures thereon and all other appurtenances thereto, the “Owned Property”).

(b) Section 2.09(b) of the Disclosure Schedule sets forth a true and complete list of all real property of which any member of the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates is a lessor, lessee, sublessor, sublessee, licensor, licensee or occupant (such real property, the “Leased Property”, and together with the Owned Property, collectively, the “Real Property”) and each written lease, sublease, license or occupancy agreement (as well as all guaranties thereof and all material modifications, amendments, supplements, waivers and side letters thereto) with respect to each Leased Property (each, a “Lease”).

(c) The Company Group and, to the extent primarily related to the Business, Seller and its applicable Affiliates have good and marketable fee simple title to all Owned Property and good and marketable title to the leasehold estates in all Leased Property, in each case, free and clear of all Liens (other than any Permitted Lien).

(d) The Company Group and, to the extent primarily related to the Business, Seller and its applicable Affiliates have not granted to any Person any right to use or occupy all or any portion of any Real Property.

(e) The Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates have not received written notice of any pending and, to the Knowledge of Seller, there is no threatened, proceeding in condemnation or eminent domain with respect to any Real Property.

(f) Each Real Property is (i) in good operating condition and repair and (ii) free from any defects or deficiencies unless otherwise reflected on, or reserved against in, the Latest Balance Sheet, in each case of the foregoing clauses (i) and (ii), subject to normal wear and tear and except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole.

Section 2.10 Intellectual Property.

(a) Seller and its Affiliates (including the Company Group) exclusively own all right, title and interest in or have a valid right to use, and as of immediately following the Closing the Company Group will exclusively own all right, title and interest in or have a valid right to use, free and clear of all Liens (other than Permitted Liens), all material Intellectual Property used in, held for use in or necessary for the conduct of the Business as of the Closing, including, for the avoidance of doubt, the Transferred IP (the “Company Intellectual Property”).

(b) Section 2.10(b) of the Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all issued and applied-for patents, registered and applied-for trademarks, registered copyrights, and Internet Properties that are owned or purported to be owned by the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates (the “Company Registered Intellectual Property”). The Company Registered Intellectual Property is subsisting and enforceable and, to the Knowledge of Seller, valid.

(c) As of the date of this Agreement, no claim is pending or, since January 1, 2021, has been threatened in writing, against any member of the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates by any Person challenging the ownership, validity or enforceability of any material Intellectual Property (including Proprietary Software) (i) owned or purported to be owned by the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates and used in, held for use in or necessary for the Business or (ii) included in the Transferred IP (the “Company Owned Intellectual Property”).

(d) As of the date of this Agreement, no member of the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates is a party to any Contract under which (i) a member of the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates is granted any license to use any Intellectual Property or (ii) any third party is granted any license to use any Company Owned Intellectual Property, other than non-exclusive licenses (including sublicenses) (A) for generally commercially available, off-the-shelf, non-customized software under standard, non-negotiated terms, for an annual aggregate fee of less than $200,000, (B) granted to customers of the Business in the ordinary course of business or (C) that are merely incidental to the subject matter of the applicable Contract, the commercial purpose of which is primarily for something other than such license (the “IP Licenses”).

(e) To the Knowledge of Seller, the conduct of the Business as presently conducted does not infringe, misappropriate, dilute or otherwise violate, and since January 1, 2021 has not infringed, misappropriated, diluted or otherwise violated, the Intellectual Property rights of any other Person.

(f) To the Knowledge of Seller, no Person is infringing, misappropriating, diluting or otherwise violating or, since January 1, 2021, has infringed, misappropriated, diluted or otherwise violated, any Company Intellectual Property.

(g) The Company Group and, to the extent primarily related to the Business, Seller and any of its applicable Affiliates have taken commercially reasonable measures to protect and maintain the secrecy and confidentiality of Trade Secrets included in the Company Owned Intellectual Property. To the Knowledge of Seller, no current or former employee, officer, director, contractor, advisor or consultant of the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates has misappropriated any Trade Secrets included in the Company Owned Intellectual Property or other confidential information of any other Person in the course of his or her duties. All current and former employees and contractors of the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates with access to material Trade Secrets included in the Company Owned Intellectual Property have executed an agreement prohibiting disclosure of such Trade Secrets, including non-public proprietary information included therein.

(h) All current and former developers, creators, inventors and authors of Company Owned Intellectual Property have irrevocably and presently assigned in writing all of their rights, title and interest to such Intellectual Property to a member of the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates (and any copyrightable works or works of authorship have been deemed works made for hire for a member of the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates). To the Knowledge of Seller, no current or former employee, officer, director, contractor, advisor or consultant of Seller or any of its subsidiaries has any right, title, claim or interest in or to any Company Owned Intellectual Property.

(i) Section 2.10(i) of the Disclosure Schedule sets forth a true and complete list of all material Software owned or purported to be owned by the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates or included in the Transferred IP and (A) licensed or made available to third parties or (B) incorporated into the products and services offered by the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates (“Proprietary Software”). None of the Proprietary Software contains, is derived from, or is distributed, integrated, or bundled with any Software or other materials, including any Software or materials that are distributed as “free software,” “open source software,” or under similar licensing or distribution terms (including the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, and other licenses of a similar type of kind), that would (i) require or condition the use or distribution of any Company Owned Intellectual Property on the disclosure, licensing, or distribution of any portion of the Company Owned Intellectual Property or (ii) require the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates to distribute or make available any Company Owned Intellectual Property. The Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates, or any other Person acting on behalf of any of the foregoing, has not disclosed or delivered to any third party, agreed to disclose or deliver to any third party, or permitted the disclosure or delivery from any escrow agent or other third party, any material source code of any of the Proprietary Software. Immediately following the Closing, the Company Group will have sufficient rights to use and sell all Proprietary Software, including all products and services offered by the Company Group prior to the Closing incorporating the Proprietary Software.

(j) The Company Group and, to the extent primarily related to the Business, Seller and any of its applicable Affiliates have taken commercially reasonable steps designed to maintain and protect the integrity and operation of their information technology systems, computers, Software, hardware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment used in, held for use in or necessary for the conduct of the Business as currently conducted or incorporated into the products or services offered by the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates (the “IT Systems”). Since January 1, 2021, there have been no material failures, crashes, security breaches or unauthorized access or other materially adverse events affecting the IT Systems that have not been remediated in all material respects. The IT Systems are, and as of immediately following the Closing the IT Systems owned by the Company Group will be, sufficient for the operation of the Business in all material respects.

The IT Systems provide for the back-up and recovery of data consistent in all material respects with recovery plans, procedures and facilities implemented by the Company Group. To the Knowledge of Seller, neither the IT Systems nor the Proprietary Software contain any code, virus, trojan horse, worm, Software or any other mechanisms which are reasonably likely to (i) disrupt, disable, erase or harm any of the foregoing’s operation or cause any of the foregoing to damage or corrupt any data, hardware, storage media, programs, equipment or communications in any material respect or (ii) permit any Person to access without authorization any of the foregoing or any product or system containing or used in conjunction with any of the foregoing.

(k) There exist no technical deficiencies or problems with any Proprietary Software offered by the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates, that adversely affect the performance of such Proprietary Software or IT Systems, or that would cause any such Proprietary Software to fail to substantially conform to their written specifications, other than non-material Software bugs or glitches or similar issues that may be remedied in the ordinary course of business.

(l) No funding, facilities or personnel of (i) any Governmental Entity or (ii) a university, college or other educational institution or research center was used in the development of any Company Owned Intellectual Property.

Section 2.11 Contracts.

(a) Section 2.11(a) of the Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of (x) each Shared Contract (other than any Transaction Document) and (y) each Contract (other than any Transaction Document) to which any member of the Company Group or, to the extent primarily related to the Business, Seller or any of its applicable Affiliates is a party or by which properties of any member of the Company Group or the Business are bound (each such Contract pursuant to clauses (x) or (y), together with each other Contract entered into after the date of this Agreement that would otherwise have been included on Section 2.11(a) of the Disclosure Schedule if entered into prior to the date of this Agreement, the “Material Contracts”):

(i) that is a collective bargaining agreement or other Contract with any labor organization representing any Business Employees (each, a “Union Contract”);

(ii) that (A) restricts the ability of any member of the Company Group to compete in any business or with any Person or in any geographic area, (B) contains a grant of exclusivity by any member of the Company Group or the Business to any other Person, (C) contains “most favored nation” provisions in favor of any other Person that would be applicable to any member of the Company Group or the Business from and after the Closing or (D) grants a right of first refusal, right of first negotiation or right of first offer in favor of any other Person, in each case of the foregoing clauses (A) through (D), which provision or right is material to the Business or the Company Group, taken as a whole;

(iii) between any member of the Company Group, on the one hand, and Seller or any of its Affiliates (other than any member of the Company Group) or any of its or their respective officers or directors, on the other hand, in each case, other than (A) any Contract that is not necessary for Purchaser to conduct the Business in all material respects in substantially the same manner as conducted on the date of this Agreement and will expire or be terminated at or prior to the Closing and (B) any Benefit Plan or other employment-related Contract;

(iv) pursuant to which any member of the Company Group or the Business is obligated to make aggregate future payments to any other Person, or pursuant to which any Person is required to make aggregate future payments to any member of the Company Group or the Business, in each case, in excess of $750,000 during any twelve (12)-month period, but excluding (A) any such Contract which so requires aggregate future payments by any member of the Company Group or the Business which is terminable by the Company Group by notice of not more than thirty (30) days and (B) any purchase order or sales order entered into in the ordinary course of business;

(v) that is an agreement with any Material Customer or Material Supplier, other than any purchase order or sales order entered into in the ordinary course of business;

(vi) that evidences (A) outstanding indebtedness (including any Funded Debt or Guarantee thereof) of the Company Group or (B) any Guarantee provided by Seller or any of its Affiliates with respect to any obligation of the Company Group or the Business, in the case of each of clauses (A) and (B), in an amount exceeding, individually, $750,000;

(vii) that is a material Lease;

(viii) that creates any Lien (other than any Permitted Lien) upon any Owned Property or any Leased Property;

(ix) pursuant to which the Company Group or the Business is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit given in the ordinary course of business), in each case, in an amount exceeding, individually, $750,000;

(x) pursuant to which the Company Group or, to the extent primarily related to the Business, Seller or any of its other applicable Affiliates acquired or disposed of, or has agreed to acquire or dispose of, any asset, property or business from or to an unrelated third party for consideration exceeding $750,000 and has any material continuing obligations, except for any acquisition or disposition of assets or property in the ordinary course of business;

(xi) that creates or governs any material joint venture, partnership, profit sharing or similar arrangement;

(xii) that is an IP License;

(xiii) that contains continuing material indemnification obligations by any member of the Company Group for the benefit of any other Person, other than those entered into in the ordinary course of business;

(xiv) involving any resolution or settlement of any actual or threatened Proceeding which imposes monetary obligations in excess of $500,000 or any material non-monetary obligations (other than customary confidentiality, non-disparagement, admission of non-liability or other similar obligations) on any member of the Company Group or the Business and either (x) was entered into after January 1, 2021 or (y) has any material continuing obligations on any member of the Company Group or the Business; or

(xv) that requires future capital expenditures (including any series of related expenditures) of more than $300,000 over the next twelve (12)-month period.

(b) Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on Seller or its applicable Affiliates (including the Company Group) party thereto and, to the Knowledge of Seller, each other party thereto, in full force and effect and, to the Knowledge of Seller, enforceable by Seller or its applicable Affiliates (including the Company Group) party thereto in accordance with its terms (subject to the Remedies Exception).

(c) Each of Seller or its applicable Affiliates (including the Company Group) party to each Material Contract has performed all obligations required to be performed by it thereunder, and none of Seller or its applicable Affiliates (including the Company Group) party thereto is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder or, since January 1, 2021, has received any written notice alleging any breach or default of or under any Material Contract by Seller or its applicable Affiliates (including the Company Group) party thereto, except, in each case, to the extent that any such failure to perform, breach or default would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole.

(d) To the Knowledge of Seller, no counterparty to any Material Contract is (or, with or without notice or lapse of time, or both, would be) in breach or default in any material respect thereunder, except to the extent that such breach or default would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole.

(e) With respect to each Material Contract set forth in Section 2.11(a) of the Disclosure Schedule, Seller has made available to Purchaser a true and complete (i) copy of each such written Material Contract and (ii) summary of all material terms of each such oral Material Contract.

Section 2.12 Permits.

(a) The Company Group validly holds and is in compliance with each Permit required for the conduct of the Business as presently conducted (each such Permit, a “Company Permit”), in each case, except for any invalidity or instance of non-compliance that would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole.

(b) Since January 1, 2021, neither Seller nor any member of the Company Group has received any written notice from a Governmental Entity of any Proceeding relating to the revocation or modification of any Company Permit, the loss or modification of which would reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole.

Section 2.13 Proceedings.

(a) Since January 1, 2021, (i) there has not been any Proceeding against any member of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates and (ii) to the Knowledge of Seller, there has not been any investigation or inquiry by any Governmental Entity with respect to any actual or alleged non-compliance by or liability of any member of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates with any applicable Law, in the case of each of clauses (i) and (ii), that (A) is or was pending or, to the Knowledge of Seller, has been threatened in writing and (B) would reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole, or prevent or materially delay the consummation of the Acquisition.

(b) Since January 1, 2021, the Company Group and, to the extent related to the Business, Seller and each of its applicable Affiliates have not been subject to, or in default under, any material Injunction.

Section 2.14 Benefit Plans.

(a) Section 2.14(a)(i) of the Disclosure Schedule sets forth a true and complete list of all material Seller Benefit Plans. Section 2.14(a)(ii) of the Disclosure Schedule sets forth a true and complete list of all Company Benefit Plans. Section 2.14(a)(iii) of the Disclosure Schedule sets forth a true and complete list of each Seller Benefit Plan (or portion thereof) which is to be assumed by a member of the Company Group in conjunction with the Transactions (each, an “Assumed Benefit Plan”).

(b) Seller has delivered to Purchaser, as of the date of this Agreement, a true and complete list of each outstanding equity-based award granted under any Benefit Plan and held by a Transferred Employee, including for each such award, on a holder-by-holder basis, the type of award, the number of shares of Seller common stock subject thereto, the grant date, the expiration date, the Benefit Plan under which the award was granted, the exercise price (if applicable) and the vesting schedule (including the amount vested and unvested).

(c) With respect to each Assumed Benefit Plan and material Company Benefit Plan providing benefits to employees in the United States, Seller has made available to Purchaser, as of the date of this Agreement, complete and accurate copies of (as applicable): (i) the plan document, including any material amendment or supplement thereto, and the most recent summary plan description; (ii) the most recent determination or opinion letter received from the Internal Revenue Service (the “IRS”); (iii) for any Assumed Benefit Plan or material Company Benefit Plan that is unwritten, a written description of the material terms of such Assumed Benefit Plan or Company Benefit Plan; (iv) each trust, insurance, annuity or other funding Contract related thereto; (v) the two most recently prepared actuarial valuation reports or audited financial statements and (vi) the two most recent annual reports on Form 5500. With respect to each material Seller Benefit Plan, Seller has made available to

Purchaser, as of the date of this Agreement, complete and accurate copies of (as applicable) (i) the plan document, summary plan description or a summary of all material terms and (ii) the most recent determination or opinion letter received from the IRS.

(d) With respect to each Assumed Benefit Plan and except as would not reasonably be expected to result in material Liability to any member of the Company Group with respect to each Company Benefit Plan: (i) such plan is being maintained and administered in all material respects in accordance with its terms and the requirements of ERISA, the Code and other applicable Law; (ii) all employer and employee contributions required to have been made to each Benefit Plan have been timely made; and (iii) no Proceeding (including any audit) is pending, or, to the Knowledge of Seller, has been threatened in writing, with respect to any Benefit Plan, other than ordinary course claims for benefits.

(e) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or relies upon an opinion or advisory letter from the IRS to the effect that such Benefit Plan satisfies the requirements of Section 401(a) of the Code in form and which letter or opinion has not been revoked (nor has revocation been threatened). There are no existing circumstances and no events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Benefit Plan or the related trust.

(f) In connection with the operation or conduct of the Business, each Assumed Benefit Plan and Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code is and has been maintained and operated in documentary and operational compliance in all respects with Section 409A of the Code or an available exemption therefrom.

(g) Neither (i) Seller nor any ERISA Affiliate (on behalf of any Business Employee) nor (ii) any member of the Company Group sponsors, maintains, contributes to or has been required to contribute to, or has any actual or contingent Liability (including on account of any ERISA Affiliate) under, (A) any Benefit Plan that is a “defined benefit plan” (as defined in Section 3(35) of ERISA), (B) any “multiple employer plan” (as defined in Section 4064 of ERISA), (C) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (D) any Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control (as defined in Section 4063 of ERISA).

(h) No Benefit Plan provides post-employment or post-retirement health, medical, life insurance or other welfare benefits other than health continuation coverage pursuant to Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar applicable Law (“COBRA”). No member of the Company Group has any Liability to provide any Business Employee or Former Business Employee with post-employment or post-retirement health, medical, life insurance or other welfare benefits and no communication has been made that could reasonably be interpreted to promise or guarantee such Business Employee or Former Business Employee with such benefits.

(i) No event has occurred with respect to any Multiemployer Plan to which Seller or any of its Affiliates has at any time had an obligation to contribute that reasonably can be expected to constitute a “withdrawal” or “partial withdrawal” with respect to such Multiemployer Plan (as such terms are defined in Title IV of ERISA). Neither Seller nor any of its Affiliates (A) has received any notice from any Multiemployer Plan set forth on Section 2.14(g) of the Disclosure Schedule that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise tax, or that any such Multiemployer Plan is or may become insolvent, (B) has failed to make any required contributions to any Multiemployer Plan set forth on Section 2.14(g) of the Disclosure Schedule and (C) has (or may have as a result of the Transactions contemplated hereby) any withdrawal Liability by reason of a sale of assets pursuant to Section 4204 of ERISA. To the Knowledge of Seller, none of the Multiemployer Plans set forth on Section 2.14(g) of the Disclosure Schedule are party to any pending merger or asset or Liability transfer and there are no PBGC proceedings against or affecting any such Multiemployer Plan. To the Knowledge of Seller, nothing has occurred or is expected to occur that would materially increase the amount of contributions that Seller or any of its Affiliates is required to make to any Multiemployer Plan listed on Section 2.14(g) of the Disclosure Schedule.

(j) None of Seller, any ERISA Affiliate or, to the Knowledge of Seller, any fiduciary, has engaged in any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would reasonably be expected to subject any Assumed Benefit Plan its related trust or the Company Group to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA. None of Seller, any ERISA Affiliate or, to the Knowledge of Seller, any fiduciary, has engaged in any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would reasonably be expected to subject any Seller Benefit Plan, its related trust or the Company Group to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA that could reasonably be expected to result in a Company Material Adverse Effect.

(k) Except as would not reasonably be expected to result in material Liability to the Company Group, all contributions required to be made to any Assumed Benefit Plan or Company Benefit Plan (as applicable) by applicable Law or by any plan document or other Contract, and all premiums due or payable with respect to insurance policies funding any Assumed Benefit Plan or Company Benefit Plan (as applicable), for any prior period, have been timely made or paid in full or, to the extent not required to be previously made or paid, have been fully reflected on the books and records of Seller or the applicable member of the Company Group (as applicable) in accordance with GAAP.

(l) Each Benefit Plan subject to the Laws of any jurisdiction outside the United States (i) has been maintained in all material respects in accordance with all applicable requirements, (ii) that is intended to qualify for special tax treatment, meets all the applicable requirements for such treatment in all material respects, and (iii) that is intended to be funded or book reserved, is funded or book reserved, as appropriate, based upon reasonable actuarial assumptions in accordance with applicable Law.

(m) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) (i) accelerate the time of payment or vesting of, or increase the amount of, any compensation or benefits due to any Business Employee or Former Business Employee or (ii) result in any payment (including severance, bonuses or other compensatory payments) becoming due to any Business Employee or Former Business Employee.

(n) Neither Seller nor any of its Affiliates has any obligation to indemnify, hold harmless, gross-up, make-whole or make any additional payment to any Business Employee or Former Business Employee in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code) or any interest or penalty related thereto. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the Transactions (either solely as a result thereof or as a result of such Transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

Section 2.15 Absence of Changes or Events.

(a) Since the Latest Balance Sheet Date, there has not been any change, effect, event or occurrence that has resulted in a Company Material Adverse Effect.

(b) Except (i) in connection with the marketing of the Business in connection with the Transactions or (ii) to the extent arising out of, relating to or resulting from COVID-19 or any Pandemic Measure, from and after the Latest Balance Sheet Date and until the date of this Agreement, (x) Seller and its applicable Affiliates have conducted the Business in all material respects in the ordinary course of business and (y) neither Seller nor any of its applicable Affiliates have taken any action with respect to the Business that, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of clause (ii), (vii), (x), (xv), (xvi), or (xvii) of Section 5.02(b).

Section 2.16 Compliance with Applicable Law.

(a) The Company Group and, to the extent related to the Business, Seller and each of its applicable Affiliates is, and has been since January 1, 2021, in compliance with all applicable Laws, except for any instance of non-compliance that would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole.

(b) Since January 1, 2021, and until the date of this Agreement, neither Seller nor any of its applicable Affiliates has received any unresolved written notice from a Governmental Entity alleging that any member of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates, is in violation of any applicable Law, except for any such violation that would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole.

Section 2.17 Environmental Matters. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole:

(a) Each member of the Company Group and, to the extent related to the Business, Seller and each of its applicable Affiliates is, and since January 1, 2021 has been, in compliance with all applicable Environmental Laws.

(b) The Company Group holds and is, and since January 1, 2021 has been, in compliance with each Environmental Permit required for the conduct of the Business as presently conducted (each such Environmental Permit, a “Company Environmental Permit”).

(c) Since January 1, 2021, and until the date of this Agreement, neither Seller nor any of its Affiliates has received any unresolved written notice from a Governmental Entity (i) alleging that any member of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates is in violation of, or has any liability under, any applicable Environmental Law or is a potentially responsible party under CERCLA or (ii) relating to the revocation or modification of any Company Environmental Permit.

(d) No Proceeding is pending or, to the Knowledge of Seller, has been threatened against any member of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates alleging any (i) non-compliance by or liability of any member of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates under any applicable Environmental Law or any Company Environmental Permit or (ii) Release of Hazardous Material that requires investigation or remediation by the Company Group or the Business under applicable Environmental Law, and to the Knowledge of Seller, there is no investigation or inquiry by any Governmental Entity with respect to any actual or alleged non-compliance by or liability of any member of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates with any applicable Environmental Law.

(e) There has been no Release of, disposal of, arrangement for the disposal of or exposure of any Person to any Hazardous Material, in each case that would reasonably be expected to result in any Liability (including for investigation or remediation) of any member of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates under applicable Environmental Law.

(f) Except as set forth in Leases, no member of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that could reasonably be expected to form the basis of any Proceeding under Environmental Law against any member of the Company Group or the Business.

(g) Seller has provided copies of all Phase I and Phase II environmental site assessments and, to the extent identifying any other unresolved liability under Environmental Law for which any member of the Company Group or the Business is responsible, other written reports, in each case in the possession of Seller or any of its Affiliates.

Section 2.18 Employee and Labor Matters.

(a) Seller has delivered to Purchaser a true and complete list of each Business Employee as of the date of this Agreement including, with respect to each such individual, the following information, as applicable and to the extent such information can be provided under applicable Law: (i) name (or other unique identifier), (ii) job title, (iii) date of hire and work location (city and state, if applicable), (iv) exempt or non-exempt classification status under the Fair Labor Standards Act, (v)

leave of absence status and anticipated date of return, if known, (vi) annual base salary or annualized base wage rate (as applicable), (vii) annual target short-term incentive or bonus compensation opportunities for the current fiscal year and the prior fiscal year (on a plan-by-plan basis), (viii) target long-term incentive compensation opportunities (on a plan-by-plan basis) and (ix) union affiliation (if applicable) (the “Business Employee List”). No later than five (5) days prior to the Closing Date, Seller shall have delivered to Purchaser an updated Business Employee List to reflect (x) accrued vacation and paid time off and (y) any changes in terminations, resignations and new hires (to the extent permitted by Section 5.02(b)(v)), and reallocations not in violation of this Agreement or as otherwise consented to by Purchaser.

(b) The employees listed on the Business Employee List are sufficient to allow Purchaser and its Affiliates (including, after the Closing, the Company Group) to operate the Business immediately following the Closing in the manner operated by Seller or its Affiliates in the ordinary course of business as currently conducted as of the date of this Agreement and there are no other employees that are necessary for the operation of the Business in the ordinary course of business as conducted as of the date of this Agreement.

(c) Since January 1, 2021, (i) neither Seller nor any of its Affiliates has been a party to or bound by a Union Contract covering any Business Employees, and (ii) no member of the Company Group has certified or recognized any labor union, works council, or other labor organization as the bargaining representative for Business Employees.

(d) Except as would not reasonably be expected to result in material Liability to any member of the Company Group:

(i) Since January 1, 2021, there has not been any labor strike, work stoppage, walkout, union activity, labor dispute, or lockout pending or, to the Knowledge of Seller, threatened against any member of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates.

(ii) To the Knowledge of Seller, as of the date of this Agreement, no union organizational campaign or other similar activity or any attempt to organize or represent the labor force of Seller or any of its Affiliates is in progress and no question concerning representation exists, in each case, to the extent related to the Business Employees.

(iii) As of the date of this Agreement, there are no material Proceedings pending or filed against Seller or any of its Affiliates or, to the Knowledge of Seller, threatened to be brought or filed before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Entity or arbitrator, in each case, in connection with any Business Employee or Former Business Employee, including, without limitation, any such matter relating to unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, unemployment insurance or any other allegations of non-compliance with applicable employment-related Law. Except as would not be material to the Company Group, taken as a whole, the Company Group is in compliance in all material respects with all immigration Laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations.

(iv) Since January 1, 2021, and until the date of this Agreement, neither Seller nor any of its Affiliates has received any written or oral communication from a Governmental Entity responsible for the enforcement of labor or employment Laws stating that such Governmental Entity intends to conduct any investigation or inquiry with respect to any actual or alleged non-compliance by the Company Group or, to the extent related to the Business, Seller or any of its Affiliates with any applicable Law and, to the Knowledge of Seller, no such investigation is in progress.

(v) Neither Seller nor any of its Affiliates is a party to or otherwise bound by any consent decree with or citation from any Governmental Entity relating to any Business Employee, Former Business Employee or employee practices with respect to the Business.

(vi) Since January 1, 2021, neither Seller nor any of its Affiliates has taken any action with respect to the Business Employees that would result in material liability under, or notice obligations with respect to, the WARN Act or any similar applicable Law.

(vii) Since January 1, 2021, (A) no written allegations or reports of sexual harassment, illegal retaliation or discrimination by any Business Employees or Former Business Employees have been made known to Seller or any of its Affiliates, and (B) neither the Company Group nor, to the extent related to the Business, Seller or any of its Affiliates, has entered into any material settlement agreement relating to allegations of workplace sexual harassment, illegal retaliation or discrimination (including with respect to a protected classification, including race and gender, hostile work environment or similar misconduct) with respect to any Business Employees or Former Business Employees.

Section 2.19 Sufficiency of Assets. Assuming the receipt of all Consents described in Section 2.03(a), Section 3.03(a) or Section 4.03(a) and Authorizations described in Section 2.03(b), Section 3.03(b) or Section 4.03(b) prior to the Closing, the rights, properties and other assets of the Company Group (including Intellectual Property) immediately following the Closing (taking into account any transactions effecting the Company Internal Reorganization), together with the Local Transferred Assets acquired by Purchaser and its subsidiaries pursuant to this Agreement and all other rights of Purchaser or any of its Affiliates pursuant to the Transaction Documents immediately following the Closing, will constitute all of the rights, properties and other assets utilized to conduct the Business in all material respects in substantially the same manner as conducted by Seller and its applicable Affiliates on the date of this Agreement and as it will be conducted as of immediately prior to the Closing; provided, however, that nothing in this Section 2.19 shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of Cash or Working Capital (or the availability of the same).

Section 2.20 Material Customers and Material Suppliers. Section 2.20 of the Disclosure Schedule sets forth, as of the date of this Agreement, a true and correct list of (a) the Material Customers and (b) the Material Suppliers. As of the date of this Agreement, there has not been any written or, to the Knowledge of Seller, oral notice from any such Material Customer or Material Supplier that such Material Customer or Material Supplier has terminated or canceled or intends to terminate or cancel or materially modify or alter its relationship with the Business, except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole.

Section 2.21 Privacy and Data Security.

(a) Seller and its subsidiaries comply, and since January 1, 2021 have complied: (i) in all material respects with all applicable Data Protection Laws; and (ii) in all material respects with all applicable Privacy and Data Security Requirements other than Data Protections Laws, which are the subject of the preceding clause (i) of this Section 2.21.

(b) There are no pending written complaints, actions, fines, or other penalties facing the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates, and since January 1, 2021 no written notice, complaint, claim, inquiry, audit, enforcement action, proceeding, or litigation of any kind has been served on, or initiated against the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates in connection with any Data Security Breach. Since January 1, 2021, none of the members of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates has received any written complaints, subpoenas, demands, or notices, and since January 1, 2021, there have not been any other written complaints, subpoenas, demands, notices, or any audits, proceedings, investigations or claims conducted or asserted, by any Governmental Entity investigating, inquiring into, or otherwise relating to any actual or potential violations of any Privacy and Data Security Requirements related to the Business. To the Knowledge of Seller, since January 1, 2021, there has been no action or circumstance requiring any member of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates to notify a Governmental Entity or other Person in connection with a Data Security Breach, nor have any such notifications been made nor, as of the date of this Agreement, are any such notifications planned to be made by any members of the Company Group or, to the extent related to the Business, Seller or any of its applicable Affiliates.

Section 2.22 Anti-Corruption; Sanctions; Import and Export Control Laws.

(a) The members of the Company Group and, to the extent related to the Business, Seller and each of its applicable Affiliates and, to the Knowledge of Seller, their respective Representatives authorized to act on their behalf (to the extent related to the Business) are, and since January 1, 2021 have been, in compliance in all material respects with the U.S. Foreign Corrupt Practices Act, as amended, the UK Bribery Act, and all other applicable anti-bribery and anti-corruption Laws maintained in any jurisdiction in which any member of the Company Group and, to the extent related to the Business, Seller or any of its applicable Affiliates does business.

(b) The members of the Company Group and, to the extent related to the Business, Seller and each of its applicable Affiliates and, to the Knowledge of Seller, their respective Representatives authorized to act on their behalf are, and since January 1, 2021 have been, in compliance with applicable Trade Laws and Sanctions in all material respects. There are no sanctions-related, export-related or import-related Proceedings pending or, to the Knowledge of Seller, threatened against any member of the Company Group, to the extent related to the Business, Seller and each of its applicable Affiliates or, to the Knowledge of Seller, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(c) (i) Since January 1, 2021, no member of the Company Group or, to the extent related to the Business, Seller or each of its applicable Affiliates has engaged in, or is now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person, in each case, in violation of Sanctions or Trade Laws, and (ii) no member of the Company Group, or any of their Representatives authorized to act on their behalf, is a Sanctioned Person or is located, organized, or ordinarily resident in a Sanctioned Country.

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in (i) the Seller Public Filings, other than any risk factor disclosure in any such Seller Public Filing contained in any “Risk Factors” or similarly titled section thereof or other cautionary, forward-looking or predictive statements in any such Seller Public Filing (it being understood that any factual and/or historical statement contained within such sections shall not be excluded), or (ii) the Disclosure Schedule (subject to Section 12.07), Seller hereby represents and warrants to Purchaser as follows:

Section 3.01 Ownership of Shares and Local Transferred Assets.

(a) Seller has good and valid title to the Shares, free and clear of all Liens (other than restrictions on transfer arising under applicable state or federal securities Laws and Liens that will be released at Closing), and is the legal, record and beneficial owner thereof.

(b) Assuming Purchaser has the requisite power and authority to be the lawful owner of the Shares, at the Closing, good and valid title to the Shares will pass to Purchaser, free and clear of all Liens, except (i) restrictions on transfer arising under applicable Law and (ii) for Liens arising from acts of Purchaser or its Affiliates.

(c) The Selling Entities have good and valid title to, and the right to transfer (or cause to be transferred) in accordance with the terms of this Agreement, all Local Transferred Assets, free and clear of any Liens (other than Permitted Liens or those resulting from actions taken by Purchaser or its Affiliates), except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Company Group, taken as a whole.

Section 3.02 Authority; Binding Effect.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to execute and deliver this Agreement and each of the Other

Transaction Documents to which it is specified to be a party and to consummate the transactions contemplated hereby and thereby and perform its other obligations hereunder and thereunder. Each other Selling Entity is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to execute and deliver each Other Transaction Document to which it is specified to be a party and to consummate the transactions contemplated hereby and thereby and perform its other obligations hereunder and thereunder except as (x) would not reasonably be expected to be material to the Business or the Company Group, taken as a whole, and (y) would not reasonably be expected to prevent or materially delay the consummation of the Acquisition. The execution and delivery by each Selling Entity of this Agreement and each of the Other Transaction Documents to which it is specified to be a party and the consummation by each Selling Entity of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other organizational action, and no other approval, authorization or corporate or other organizational action on the part of such Selling Entity is necessary to authorize the Transaction Documents or the transactions contemplated thereby.

(b) This Agreement has been duly executed and delivered by Seller and, prior to the Closing, each Selling Entity will have duly executed and delivered each of the Other Transaction Documents to which such Selling Entity is specified to be a party.

(c) Assuming that this Agreement has been duly authorized, executed and delivered by the other Parties, this Agreement constitutes, and, upon the due authorization, execution and delivery by the other parties to each Other Transaction Document, each Other Transaction Document to which each Selling Entity is specified to be a party will constitute, a legal, valid and binding obligation of such Selling Entity, enforceable against such Selling Entity in accordance with its terms, subject to the Remedies Exception.

Section 3.03 No Conflicts; Consents.

(a) Assuming the delivery or receipt, as applicable, by Seller of the Consents set forth in Section 3.03(a) of the Disclosure Schedule, the execution and delivery by each Selling Entity of this Agreement and each of the Other Transaction Documents to which it is specified to be a party and the consummation by each Selling Entity and the Company of the transactions contemplated hereby and thereby and the performance by each Selling Entity and the Company of their respective other obligations hereunder and thereunder do not or will not, as applicable, conflict with, or result in any (i) violation or default by such Selling Entity or any of its applicable subsidiaries, (ii) termination, cancellation or acceleration of any right or obligation of such Selling Entity or any of its applicable subsidiaries, (iii) loss of any benefit of such Selling Entity or any of its applicable subsidiaries or (iv) creation of any Lien (other than any Permitted Lien) upon any property or asset of such Selling Entity or any of its applicable subsidiaries or under any provision of, (A) the organizational documents of such Selling Entity or any of its applicable subsidiaries, (B) any material Contract of such Selling Entity or any of its applicable subsidiaries or (C) any Injunction or, subject to the Authorizations and Filings described in Section 3.03(b), applicable Law, other than, in the case of each of clauses (A) (with respect to organizational documents of the subsidiaries of Seller (other than the Company or the other Selling Entities)), (B) and (C), any such violation, default, termination, cancellation, acceleration, loss of benefit or creation of a Lien that (x) would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect and (y) would not reasonably be expected to prevent or materially delay the consummation of the Acquisition.

(b) No Authorization or Filing is required to be obtained or made by or with respect to each Selling Entity in connection with the execution and delivery of this Agreement or the Other Transaction Documents to which it is specified to be a party, the consummation of the transactions contemplated hereby or thereby or the compliance by such Selling Entity with the terms and conditions hereof and thereof, other than (i) as may be required by the HSR Act or the notification to the NSIA, (ii) as may be required solely by reason of Purchaser’s or any of its Affiliates’ participation in the transactions contemplated by any of the Transaction Documents, (iii) as may be required by the rules or regulations of any applicable securities exchange or listing authority and (iv) such Authorizations or Filings, the absence of which, or the failure of which to be made, (x) would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect and (y) would not reasonably be expected to prevent or materially delay the consummation of the Acquisition.

Section 3.04 Proceedings. As of the date of this Agreement, (i) there is no Proceeding against Seller or any of its applicable subsidiaries and (ii) to the Knowledge of Seller, there is no investigation or inquiry by any Governmental Entity with respect to any actual or alleged non-compliance by Seller or any of its subsidiaries with any applicable Law, in the case of each of clauses (i) and (ii), that (A) is pending or, to the Knowledge of Seller, has been threatened in writing and (B) would reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect or prevent or materially delay the consummation of the Acquisition.

Section 3.05 Brokers. Other than Morgan Stanley and Centerview Partners, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee or similar fee or commission in connection with the Transactions as a result of any arrangement made by or on behalf of Seller or any of its Affiliates (including the Company Group and each other Selling Entity) for which Purchaser or any of its Affiliates (including the Company Group) would be liable after the Closing. Seller is solely responsible for the fees and expenses of Morgan Stanley and Centerview Partners.

Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller and the Company as follows:

Section 4.01 Organization and Standing.

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Wisconsin and has the requisite power and authority to conduct its business as presently conducted.

(b) Purchaser is duly qualified to do business as a foreign corporation and, where applicable, is in good standing under the laws of each state or other jurisdiction in which the ownership or use of the properties owned or used by it or the nature of the activities conducted by it requires such qualification, except where the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.

Section 4.02 Authority; Binding Effect.

(a) Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and each of the Other Transaction Documents to which it is specified to be a party and to consummate the transactions contemplated hereby and thereby and perform its other obligations hereunder and thereunder. The execution and delivery by Purchaser of this Agreement and each of the Other Transaction Documents to which it is specified to be a party and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other organizational action, and no other approval, authorization or corporate or other organizational action on the part of Purchaser is necessary to authorize the Transaction Documents to which it is specified to be a party or the transactions contemplated thereby.

(b) This Agreement has been duly executed and delivered by Purchaser and, prior to the Closing, Purchaser will have duly executed and delivered each of the Other Transaction Documents to which it is specified to be a party.

(c) Assuming that this Agreement has been duly authorized, executed and delivered by the other Parties, this Agreement constitutes, and, upon the due authorization, execution and delivery by the other parties to each Other Transaction Document, each Other Transaction Document to which Purchaser is specified to be a party will constitute, a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Remedies Exception.

Section 4.03 No Conflicts; Consents.

(a) The execution and delivery by Purchaser of this Agreement and each of the Other Transaction Documents to which it is specified to be a party and the consummation by Purchaser of the transactions contemplated hereby and thereby and the performance by Purchaser of its other obligations hereunder and thereunder do not or will not, as applicable, conflict with, or result in any (i) violation or default by Purchaser or any of its subsidiaries, (ii) termination, cancellation or acceleration of any right or obligation of Purchaser or any of its subsidiaries, (iii) loss of any benefit of Purchaser or any of its subsidiaries or (iv) creation of any Lien (other than any Permitted Lien) upon any property or asset of Purchaser or any of its subsidiaries of or under any provision of, (A) the organizational documents of Purchaser or any of its subsidiaries, (B) any material Contract of Purchaser or any of its subsidiaries or (C) any Injunction or, subject to the Authorizations and Filings described in Section 4.03(b), applicable Law, other than, in the case of each of clauses (B) and (C), any such violation, default, termination, cancellation, acceleration, loss of benefit or creation of a Lien that would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.

(b) No Authorization or Filing is required to be obtained or made by or with respect to Purchaser in connection with the execution and delivery of this Agreement or the Other Transaction Documents, the consummation of the transactions contemplated hereby or thereby or the compliance by Purchaser with the terms and conditions hereof and thereof, other than (i) as may be required by the HSR Act or the notification to the NSIA, (ii) as may be required solely by reason of Seller’s or any of its Affiliates’ (including the Company Groups’) participation in the transactions contemplated by any of the Transaction Documents, (iii) as may be required by the rules or regulations of any applicable securities exchange or listing authority and (iv) such Authorizations or Filings, the absence of which, or the failure of which to be made would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect. Neither Purchaser nor any of its Affiliates owns any interest in any Person that derives a substantial portion of its revenues from products, services or lines of business within the Business’ principal products, services or lines of business.

Section 4.04 Proceedings. As of the date of this Agreement, (i) there is no Proceeding against Purchaser or any of its subsidiaries and (ii) to the knowledge of Purchaser, there is no investigation or inquiry by any Governmental Entity with respect to any actual or alleged non-compliance by Purchaser or any of its subsidiaries with any applicable Law, in the case of each of clauses (i) and (ii), that (A) is pending or, to the Knowledge of Seller, has been threatened in writing and (B) would reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect.

Section 4.05 No Registration.

(a) Purchaser is acquiring the Shares for investment for its own account only and not with a view to, or for sale in connection with, any distribution thereof. Purchaser understands that the Shares may not be sold, transferred, pledged, hypothecated or otherwise disposed of, or offered for sale, transfer, pledge, hypothecation or disposition, without registration under the Securities Act or any state securities Law, except pursuant to an exemption from such registration available under the Securities Act or any such state security Law, and compliance with other securities Laws, in each case, to the extent applicable.

(b) Purchaser is an “accredited investor” (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act).

(c) Purchaser has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Shares and of making an informed investment decision with respect thereto, and can bear the economic risk of its investment in the Shares and afford a complete loss of such investment.

Section 4.06 Sufficient Funds. Purchaser has available and, as of the Closing, will have available funds sufficient to consummate the Acquisition and the Transactions upon the terms contemplated by this Agreement, including the payment of amounts contemplated by Article I, and to fulfill all of its obligations to pay fees and expenses related to the Acquisition and the Transactions.

Section 4.07 Solvency. Purchaser is and will be, at the Closing and after giving effect to the Transactions and the payment by Purchaser of all amounts payable by Purchaser or any of its Affiliates under any Transaction Document (including the Purchase Price and all other payments required to be paid at the Closing), Solvent. Purchaser is not the subject of any conservation, rehabilitation, liquidation, receivership, insolvency or other similar Proceeding that is pending or has been threatened in writing.

Section 4.08 Brokers. Other than Goldman Sachs & Co. LLC, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee or similar fee or commission in connection with the Transactions as a result of any arrangement made by or on behalf of Purchaser or any of its Affiliates. Purchaser is solely responsible for the fees and expenses of Goldman Sachs & Co. LLC.

Section 4.09 No Other Representations or Warranties.

(a) Purchaser acknowledges and agrees that:

(i) Except for the representations and warranties expressly made by the Company in Article II, by Seller in Article III or in the certificates contemplated by Section 8.01(a)(iii) and Section 8.01(b)(iii), neither Seller nor any of its Affiliates (including the Company Group), nor any of their respective Representatives nor any other Person makes any express or implied representation or warranty with respect to Seller, the Company Group or the Business or any information made available to Purchaser or any of its Affiliates or Representatives in connection with the Transactions, including with respect to the prospects of the Business or its profitability for Purchaser, merchantability or fitness for any particular purpose, forecasts, projections, business plans or other information (including any Evaluation Material) and the accuracy or completeness of, or the reasonableness of any assumptions underlying, any such forecasts, projections, business plans or other information.

(ii) Each of Seller and the Company, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, expressly disclaims all representations and warranties, whether express or implied, except for the representations and warranties expressly made by Seller and the Company in Article II, by Seller in Article III or in the certificates contemplated by Section 8.01(a)(iii) and Section 8.01(b)(iii). Neither Seller nor any of its Affiliates (including the Company Group), nor any of their respective Representatives nor any other Person has, or is subject to, any liability or other obligation to Purchaser or any of its Affiliates or any of their respective Representatives or any other Person arising from such Person’s use of any information, including information, documents, projections, forecasts or other materials made available to such Person in any virtual data room, confidential information memorandum, management presentation or offering materials, or in connection with any site tours or visits, diligence calls or meetings or otherwise, unless such information is expressly included in a representation or warranty contained in Article II, in Article III or in the certificates contemplated by Section 8.01(a)(iii) and Section 8.01(b)(iii).

(b) In furtherance of the foregoing, Purchaser acknowledges that it is not entitled to rely, has not relied and will not rely on any representation or warranty of Seller or any of its Affiliates (including the Company Group) or any of their respective Representatives or any other Person, other than those representations and warranties expressly made by Seller and the Company in Article II, by Seller in Article III or in the certificates contemplated by Section 8.01(a)(iii) and Section 8.01(b)(iii). Purchaser acknowledges and agrees that it is relying solely on the representations and warranties expressly made by Seller and the Company in Article II, by Seller in Article III or in the certificates contemplated by Section 8.01(a)(iii) and Section 8.01(b)(iii) and on its own investigation and analysis in entering into the Transaction Documents to which it is a party and that each of the Transaction Documents is the product of arm’s-length negotiations. Purchaser and each of its Representatives acknowledge and agree that they (a) have had full access to and the opportunity to review all of the documents in the Data Room or otherwise provided to Purchaser or its Representatives on behalf of the Company, and (b) have been afforded full access to the books and records, facilities and officers, directors, managers, employees and other representatives of the Company Group for purposes of conducting a due diligence investigation with respect thereto. Purchaser is an informed and sophisticated participant in the transactions contemplated by the Transaction Documents and has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company Group and has had such documents and information made available and has evaluated such documents and information, as it has deemed necessary in connection with the execution and delivery of the Transaction Documents. Purchaser is knowledgeable about the industries in which the Company Group operates, is capable of evaluating the merits and risks of the Transactions as contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time.

(c) The foregoing shall not limit any right or remedy of Purchaser with respect to any claim for Fraud with respect to the making of the representations and warranties expressly made by Seller and the Company in Article II, by Seller in Article III or in the certificates contemplated by Section 8.01(a)(iii) and Section 8.01(b)(iii).

Article V

COVENANTS OF SELLER AND THE COMPANY

Section 5.01 Access. From and after the date of this Agreement and until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article IX, Seller shall, and shall cause its subsidiaries to, give Purchaser and its Representatives reasonable access, during normal business hours, upon reasonable advance written notice and solely for purposes of integration planning and consummating the Transactions, to personnel, properties, books, contracts and Records relating to the Company Group or the Business; provided, that Purchaser and its Representatives (a) comply with all applicable Laws and all applicable policies and reasonable requirements of the Company (including such policies and requirements relating to environmental, health, safety and security matters) and (b) shall not contact or otherwise communicate with the customers or suppliers of the Company Group or the Business, unless approved in writing in advance by Seller; provided, further, that Seller or the Company may restrict such access to the extent that, as determined in the reasonable discretion of Seller or the Company, such access (i) would unreasonably disrupt the normal operations of the Selling Entities, the Company or the Business, (ii) would violate or result in a waiver of any attorney-client privilege of the Selling Entities or the Company, (iii) would violate any applicable Law (including merger control and competition Laws and data privacy and protection Laws applicable to employee personal information), (iv) would breach any duty of confidentiality or other similar obligation owed to any Person or (v) would reasonably be expected to jeopardize the health and safety of any employee in light of COVID-19 or any Pandemic Measures; provided, further, that if any such access is so restricted, to the extent reasonably practicable and permitted by Law, Seller shall notify Purchaser of the restriction, the rationale for the restriction and the general nature of the access or information being restricted and Seller and the Company Group shall use reasonable efforts to provide such access in a manner that would not result in any of the outcomes described in the foregoing clauses (i), (ii), (iii), (iv) or (v). Such rights of access explicitly exclude any Phase II environmental investigations or any other invasive or environmental analysis, testing or sampling, including any such analysis, testing or sampling of soil, surface water, air, groundwater or other environmental media, or building materials. All requests for access pursuant to this Section 5.01 must be directed to the General Counsel of Seller or such other Person designated by the Company in writing. When exercising its rights under this Section 5.01, Purchaser shall, and shall cause its Representatives to, use commercially reasonable efforts to minimize disruption to the Company and the Business. For the avoidance of doubt, any information provided to or obtained by Purchaser by exercising its rights pursuant to this Section 5.01 will be subject to Section 6.01.

Section 5.02 Conduct of the Business. From and after the date of this Agreement and until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article IX, except (v) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that Purchaser shall use reasonable best efforts to provide a written response within five (5) Business Days after any written request by the Company for such consent), (w) as set forth in Section 5.02 of the Disclosure Schedule, (x) as necessary to effect the Company Internal Reorganization in accordance with this Agreement, (y) as required by applicable Law or Injunction or (z) as otherwise expressly contemplated or expressly permitted by any of the Transaction Documents:

(a) Seller shall, and shall cause each of its applicable subsidiaries to, use commercially reasonable efforts to (i) operate the Business in all material respects in the ordinary course of business, (ii) maintain and preserve in all material respects the Company Group’s and the Business’ present business organizations and operations and (iii) maintain and preserve in all material respects the Company Group’s and the Business’ present relationships with key customers, key suppliers and other key Persons having business dealings with the Company Group or the Business; provided, however, that no action by Seller or any of its subsidiaries with respect to matters specifically addressed by any provision of Section 5.02(b) shall be deemed a breach of this Section 5.02(a) unless such action constitutes a breach of such provision of Section 5.02(b); and

(b) Seller shall not (solely with respect to the Business), and shall cause each of its subsidiaries not to (solely with respect to the Business) and shall cause each member of the Company Group not to, do any of the following:

(i) amend the certificate of incorporation, by-laws or any other comparable organizational documents of any member of the Company Group (other than immaterial changes to such organizational documents of any of the Company Subsidiaries);

(ii) declare or pay any dividend or make any other distribution to any holder of any equity interests in any member of the Company Group (including any holder of Shares), other than, in each case, (A) cash dividends or other distributions of cash, (B) dividends or distributions in settlement of intercompany accounts or (C) dividends or distributions from one member of the Company Group to another member of the Company Group, in each case, fully paid and completed prior to the Closing;

(iii) redeem or otherwise acquire any equity interest in, or voting security of, any member of the Company Group, or issue, deliver, sell or grant (A) any equity interest in, or voting security of, any member of the Company Group or (B) any warrant, option, right, “phantom” stock right, stock appreciation right, stock-based performance unit, convertible or exchangeable securities or any other commitment or undertaking (1) pursuant to which the Company or any of its Affiliates is or may become obligated to issue, deliver, sell or grant (x) any equity interest in, or voting security of, any member of the Company Group or (y) any security convertible into, or exercisable or exchangeable for, any equity interest in, or voting security of, any member of the Company Group or (2) that gives any Person the right to receive any benefit or right similar to any rights enjoyed by or accruing to the holders of any equity interests in, or voting security of, any member of the Company Group (including the holders of Shares);

(iv) split, combine or reclassify any equity interests in any member of the Company Group (including the Shares), or issue any other security in respect of, in lieu of or in substitution for any equity interests in any member of the Company Group (including the Shares);

(v) except (A) as required pursuant to the terms of a Benefit Plan set forth on Section 2.14(a)(i) or Section 2.14(a)(ii) of the Disclosure Schedule or (B) in connection with any action that applies uniformly to Business Employees and other employees of Seller or its Affiliates that would not result in any material cost increase (as compared to the cost immediately prior to such action) to Purchaser or its Affiliates (including, following the Closing, any member of the Company Group) following the Closing or the cost of which is borne solely by Seller and its Affiliates (other than the Company Group), (1) except as required by the last sentence of Section 10.08(a), adopt, renew, amend or terminate any material Benefit Plan or any Union Contract covering any Business Employee or Former Business Employee, (2) grant to any Business Employee whose annual base salary is in excess of $150,000 any increase in compensation or benefits, (3) take any action to accelerate vesting or payment of, or otherwise fund or secure payment of, any compensation payable to a Business Employee (including any equity-based awards), (4) grant any severance, retention, change in control, transaction bonus or other special bonus or special remuneration (whether in the form of cash, equity or otherwise) to any Business Employee, (5) hire any employee who would be a Business Employee and whose annual base salary is in excess of $150,000, (6) terminate any Business Employee (other than for “cause” (as determined by Seller in good faith consistent with past practice)) whose annual base salary is in excess of $150,000, (7) take any action in respect of any employee of Seller or its Affiliates that would affect whether such employee is or is not classified as a Business Employee, (8) furlough any Business Employee or (9) transfer the employment of any Business Employee from the Company Group to Seller or any of its Affiliates or transfer the employment of any employee, officer or other individual service provider who is not a Business Employee from Seller or any of its Affiliates (other than any member of the Company Group) to the Company Group;

(vi) (A) enter into any Material Contract of the type set forth in clause (ii), (xi) or (xii) of Section 2.11(a) or (B) enter into, materially modify, materially amend, terminate or waive any material rights under any Material Contract, in the case of this clause (B), other than in the ordinary course of business; provided, that for the avoidance of doubt, that nothing in this Section 5.02(b)(vi) shall be construed to restrict any action that is specifically the subject of and permitted by any other clause of this Section 5.02(b);

(vii) acquire any business, any corporation, partnership, association or other business organization or division (or any equity interests therein), by merger, consolidation, purchase or lease of assets or otherwise, or, other than in the ordinary course of business, acquire or lease any material assets (including Real Property), in each case, for aggregate consideration in excess of $5,000,000;

(viii) make any capital expenditure in excess of 110% of the capital expenditure budget of the Business set forth on Section 5.02(b)(viii) of the Disclosure Schedule;

(ix) enter into any new line of business that is outside of the Business;

(x) other than in the ordinary course of business, sell, lease or otherwise dispose of any tangible assets or Real Property of any member of the Company Group or the Business having a fair market value in excess of $1,000,000 in the aggregate, except for (A) sales of Inventory in the ordinary course of business or (B) assets that are obsolete or no longer used by the Business;

(xi) sell, transfer, sublicense, allow to be dedicated to the public domain, allow to lapse, surrender, pledge, encumber, grant, dispose of, assign or abandon any material Company Intellectual Property, except for the disposal of any Company Registered Intellectual Property at the end of its statutory life after all permitted renewals and extensions have been filed or non-exclusive licenses or sublicenses granted in the ordinary course of business;

(xii) disclose any Trade Secrets included in the Company Owned Intellectual Property to any third party, other than pursuant to a valid and binding confidentiality agreement or other binding obligation of confidentiality the Company Group entered into in the ordinary course of business;

(xiii) create, incur, assume or guarantee any Funded Debt of the type described in clause (a) of the definition of Funded Debt, other than such Funded Debt that is created, incurred, assumed or guaranteed prior to the Closing and (A) is in the aggregate less than $1,500,000 or (B) will be repaid and extinguished prior to the Closing;

(xiv) other than in the ordinary course of business, permit any material asset of any member of the Company Group or the Business to become subject to any Lien (other than any Permitted Lien);

(xv) loan or advance any amount, or make any capital contributions to, any Person, in each case, in excess of $750,000 individually or in any series of related transactions, other than (A) to members of the Company Group or (B) loans or advances to employees and consultants of members of the Company Group for travel and business expenses or extensions of trade credit and supplier advances in the ordinary course of business;

(xvi) with respect to any member of the Company Group, (A) make, change or revoke any material Tax election (provided, that, for the avoidance of doubt, filing a Tax Return in the ordinary course of business is not a Tax election); (B) change any material method of accounting for Tax purposes; (C) amend or re-file any Tax Return; (D) settle any material claim or assessment in respect of Taxes; (E) consent to any extension or waiver of the limitations period applicable to any claim or assessment in respect of Taxes; or (F) enter into any Tax allocation agreement, Tax sharing agreement or closing agreement (as described in Section 7121 of the Code) in respect of Taxes with any Governmental Entity;

(xvii) make any material change to the methods of financial accounting used by the Company Group or the Business in effect as of the date of this Agreement, except as required by GAAP or applicable Law or consistent with the Accounting Principles;

(xviii) compromise, settle or agree to settle any Proceeding relating to any member of the Company Group or the Business (A) involving monetary damages for which any member of the Company Group will have any Liability following the Closing, unless such Liability would (x) be less than $500,000 and (y) be included as Funded Debt or a current liability in the calculation of Working Capital as of the Measurement Time pursuant to the terms of this Agreement or (B) including injunctive or other nonmonetary relief that imposes a material restriction on the operation of any member of the Company Group or the Business following the Closing; provided, that this Section 5.02(b)(xviii) shall not apply to Taxes;

(xix) adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any member of the Company Group;

(xx) make any material change to its cash management practices other than in the ordinary course of business (including with respect to collection of accounts receivable, payment of accounts payable and accrual of other expenses); or

(xxi) authorize or agree (in writing or otherwise) to take any of the foregoing actions described in this Section 5.02(b).

Notwithstanding anything to the contrary set forth in Section 5.02(a), nothing contained in Section 5.02(a) shall prevent Seller and its subsidiaries from, in response to COVID-19, taking actions as a response to any Pandemic Measure to the extent deemed by the Company or Seller acting reasonably to be advisable and necessary to comply with such Pandemic Measure, and any such action shall not be deemed a breach of Section 5.02(a); provided that, to the extent reasonably practicable, Seller shall consult with Purchaser prior to taking, or permitting its subsidiaries to take, any such material actions with respect to the Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Purchaser, on the one hand, or Seller or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other Parties at any time prior to the Closing. Prior to the Closing, each of Purchaser, on the one hand, and Seller and the Company, on the other hand, shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over such Party’s own business and operations.

Notwithstanding anything to the contrary set forth in this Section 5.02, nothing contained in this Section 5.02 shall in any event limit or restrict Seller or its subsidiaries (other than members of the Company Group) with respect to any matter to the extent unrelated to the Company Group or the Business.

Section 5.03 Confidentiality. During the three (3)-year period following the Closing, Seller shall keep confidential, and cause its Affiliates and instruct its and their respective Representatives to keep confidential, all non-public information concerning the Company Group or the Business, except (a) as required or requested by a Governmental Entity or required pursuant to Law or the rules or regulations of any securities exchange or listing authority or legal, administrative or judicial process (provided that Seller shall, to the extent reasonably practicable and permitted by Law, promptly notify Purchaser of such requirement or request and the disclosure that is expected to be made with respect thereto with reasonable specificity and shall reasonably cooperate with Purchaser to limit or obtain confidential treatment for such disclosure at Purchaser’s sole cost and expense), (b) for information that is available on the Closing Date to the public, or thereafter becomes available to the public, other than as a result of a breach of this Section 5.03, (c) for information used or disclosed in connection with the exercise of any right or remedy provided in any Transaction Document or any Proceeding directly or indirectly arising out of, under or relating to any Transaction Document, (d) for information disclosed to Seller or any of its Affiliates following the Closing Date on a non-confidential basis by any Person not known by Seller to be bound by an obligation of confidentiality to Purchaser or the Company Group and (e) for information that is or was independently conceived or developed by or on behalf of Seller or any of its Representatives following the Closing Date without use of or reference to any non-public information concerning the Company Group or the Business.

Section 5.04 Intercompany Arrangements. Each of Seller and Purchaser acknowledges and agrees that, except as (a) set forth on Annex C or (b) as provided in any Other Transaction Document, upon and effective as of the Closing, all Contracts or other arrangements (including intercompany indebtedness, accounts and balances) between Seller or any of its Affiliates (other than any member of the Company Group), on the one hand, and any member of the Company Group, on the other hand, that were entered into prior to the Closing shall be canceled, terminated or extinguished, as the case may be, without payment or liability. Seller shall, and shall cause its Affiliates, to take all actions necessary to effectuate the foregoing, such that Purchaser and the members of the Company Group shall have no liability to Seller or its Affiliates in respect of any such arrangements at and following the Closing.

Section 5.05 Resignations. Seller shall use reasonable best efforts to deliver to Purchaser on the Closing Date resignation letters, in form and substance reasonably acceptable to Purchaser, of such members of the board of directors (or comparable governing body) of each member of the Company Group and such officers of each member of the Company Group that are not Business Employees, in each case, which have been requested in writing by Purchaser at least seven (7) Business Days prior to the Closing Date, such resignation letters to be effective concurrently with the Closing.

Section 5.06 Release of Liens and Guarantees. Seller shall cause the release and termination, effective upon the Closing, of (a) any Liens on the assets of any member of the Company Group, the Specified Assets or the Local Transferred Assets and any Guarantees provided by any member of the Company Group, in each case, arising under or in connection with the Seller Credit Documents and (b) any Liens (other than restrictions on transfer under applicable state or federal securities Laws) on the Shares. At the reasonable request of Purchaser, Seller shall provide evidence (including, to the extent applicable, customary payoff letters, releases and Uniform Commercial Code termination statements) reasonably acceptable to Purchaser of any such release or termination. At the reasonable request of Purchaser, Seller shall also use commercially reasonable efforts to arrange for the release and termination, effective upon the Closing, of any other material Liens (other than Permitted Liens) identified by Purchaser to Seller on the assets of any member of the Company Group, the Specified Assets or the Local Transferred Assets and any other Guarantees provided by any member of the Company Group to Seller or any of its Affiliates (other than any member of the Company Group). In connection with the foregoing, at the reasonable request of Purchaser, Seller shall also use its commercially reasonable efforts to cause and arrange for the prompt return of all possessory collateral (including, without limitation, all certificated securities, and instruments of transfer) delivered to or in the possession of any administrative or collateral agent (including, for the avoidance of doubt, the Administrative Agent (as defined in the Seller Credit Documents)) in connection with such Liens. For the avoidance of doubt, the failure to obtain the release or termination of any Lien or Guarantee or return of possessory collateral described in the two immediately preceding sentences shall not in and of itself be considered a breach of this Section 5.06. From and after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates from and against any Losses suffered or incurred by them in connection with any Guarantees provided prior to the Closing by any member of the Company Group for the benefit of Seller or its Affiliates (other than any member of the Company Group) that are not terminated and released as of the Closing.

Section 5.07 Company Internal Reorganization.

(a) Prior to the Closing, Seller shall use its reasonable best efforts to cause the following transactions to occur (collectively, the “Company Internal Reorganization”):

(i) if, to the Knowledge of Seller, any (A) Specified Asset or (B) asset (including Real Property and Intellectual Property) primarily used or held for use in the conduct of the Business (excluding any Local Transferred Asset or any Excluded Asset) is held by Seller or any of its Affiliates (other than a member of the Company Group), Seller shall, and shall cause its applicable Affiliate to, assign, transfer, convey and deliver such asset to a member of the Company Group, free and clear of all Liens (other than Permitted Liens);

(ii) if, to the Knowledge of Seller, Seller or any of its Affiliates (other than a member of the Company Group) is subject to any Assumed Liability (other than any Local Assumed Liability), Seller shall cause a member of the Company Group to irrevocably assume such Assumed Liability;

(iii) if, to the Knowledge of Seller, any (A) Excluded Asset or (B) asset (including real property and Intellectual Property) primarily used or held for use in the conduct of the Retained Business (excluding any Specified Asset) is held by any member of the Company Group, Seller shall cause such member of the Company Group to assign, transfer, convey and deliver such asset to Seller or an Affiliate thereof (other than a member of the Company Group); and

(iv) if, to the Knowledge of Seller, any member of the Company Group is subject to any Retained Liability, Seller shall, or shall cause an Affiliate thereof (other than a member of the Company Group) to irrevocably assume such Retained Liability.

(b) Seller shall, and shall cause its Affiliates to, consummate the Company Internal Reorganization in compliance with applicable Law; provided, that Seller shall give Purchaser a reasonable opportunity to review and comment on all such agreements and instruments (and shall consider such comments in good faith).

Section 5.08 Exclusivity. Until the Closing or such earlier time as this Agreement has been terminated in accordance with Article IX, the Company and Seller will, and will cause their Subsidiaries and Representatives to, deal exclusively with Purchaser and its Representatives in connection with the proposed sale of the Shares, the Company, the other members of the Company Group and the Business, and none of the Company, Seller or any of their Affiliates or Representatives will, directly or indirectly, solicit, initiate or knowingly encourage any inquiries or proposals from, discuss or negotiate with, or provide any material nonpublic information relating to any transaction directly or indirectly involving the sale of (a) any equity securities of the Company, (b) any equity securities of any Company Subsidiary that would reasonably be expected to be material to the Business or the Company Group, taken as a whole, or (c) a majority of the assets of the members of the Company Group or the Business, taken as a whole (including by operation of law or merger).

Section 5.09 R&W Insurance Policy Cooperation. From and after the Closing, Seller shall, upon Purchaser’s reasonable request, use commercially reasonable efforts to cooperate with Purchaser in connection with any claim made by Purchaser under the R&W Insurance Policy (at Purchaser’s sole cost and expense). As promptly as practicable, but in any event no later than two (2) Business Days following the Closing Date, Seller shall deliver, or shall cause to be delivered, an electronic copy (via electronic file transfer) or five (5) copies (via USB, CD or DVD ROM) of the Data Room, as of the Closing Date, as applicable, to Purchaser.

Section 5.10 Sale of Specified Property. Notwithstanding anything to the contrary in this Agreement, Seller may enter into an agreement to sell, and may sell, the Alcalá Property on the terms set forth in Section 5.10 of the Disclosure Schedule (the “Specified Property Sale”). If such sale is consummated prior to the Closing, Seller shall cause all of the net proceeds of such sale to be delivered to, and retained through the Closing by, a member of the Company Group.

Section 5.11 Intellectual Property Matters. Prior to the Closing Date, Seller shall use commercially reasonable efforts to update the registrations of the Intellectual Property set forth on Section 5.11 of the Disclosure Schedule to be in the name of a member of the Company Group and, in connection therewith, to file any transfers, name changes or other updates with the relevant patent and trademark office, similar administrative agency or registrar, as applicable.

Section 5.12 Lender Consent. Prior to the Closing, Seller shall use its reasonable best efforts to obtain the Limited Consent and Release from the Required Lenders (as defined in the Seller Credit Agreement) to permit the transactions contemplated by this Agreement under the Seller Credit Agreement.

Article VI

COVENANTS OF PURCHASER

Section 6.01 Confidentiality. Purchaser acknowledges that the information being made available to it in connection with the Transactions and the transactions contemplated by each of the Other Transaction Documents (including the terms, conditions and other provisions of this Agreement and each of the Other Transaction Documents) is subject to the Confidentiality Agreement, the terms, conditions and other provisions of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate; provided, that Purchaser acknowledges and agrees that, notwithstanding such termination of the Confidentiality Agreement, during the three (3)-year period following the Closing, (a) any and all other information made available to it by or on behalf of Seller or any of its Affiliates or any of its or their respective Representatives, concerning Seller or any of its Affiliates (other than any member of the Company Group and the Business) shall remain subject to the confidentiality and use restrictions of the Confidentiality Agreement and (b) Purchaser

shall, and shall cause the Company to, keep confidential and not disclose any Trade Secrets relating to Seller or any of its Affiliates (other than any member of the Company Group and the Business) to which Purchaser or the Company had access, or otherwise have knowledge of, prior to the Closing, in each case, in accordance with the confidentiality and use restrictions of the Confidentiality Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement (and the terms, conditions and other provisions thereof) and the obligations of Purchaser under this Section 6.01 shall nonetheless continue in full force and effect.

Section 6.02 Replacement of Credit Support. With respect to any Guarantees provided by Seller or any of its Affiliates (other than any member of the Company Group) for the benefit of the Company Group set forth on Section 6.02 of the Disclosure Schedule, Purchaser shall use reasonable best efforts to (i) arrange for replacement arrangements from Purchaser or its Affiliates and (ii) obtain releases effective as of the Closing indicating that Seller and its Affiliates (other than any member of the Company Group) shall have no liability with respect thereto in such form and substance as is reasonably satisfactory to Seller. Seller shall, and shall cause its Affiliates to, use reasonable best efforts to cooperate with Purchaser in respect of the foregoing; provided that Purchaser shall reimburse Seller and its Affiliates for their reasonable and documented out-of-pocket costs and expenses incurred in assisting Purchaser. From and after the Closing, Purchaser shall indemnify and hold harmless Seller and its Affiliates (other than any member of the Company Group) from and against any Losses suffered or incurred by them in connection with any of the foregoing Guarantees.

Section 6.03 Securities Act. Purchaser shall not sell, transfer, pledge, hypothecate or otherwise dispose of, or offer to sell, transfer, pledge, hypothecate or otherwise dispose of, the Shares in violation of any of the registration requirements of the Securities Act.

Section 6.04 Insurance.

(a) Except as expressly provided in this Section 6.04, from and after the Closing, the members of the Company Group shall cease to be insured by any insurance policy held by, or any self-insurance program of, Seller or any of its Affiliates (other than the members of the Company Group) (such policies and programs, the “Seller Insurance Policies”), and neither Purchaser nor its Affiliates (including, after the Closing, each member of the Company Group) shall have any access, right, title or interest in, to or under the Seller Insurance Policies (including any right of coverage or to any claim or proceeds thereof) to cover any assets of the Company Group or any liability arising from the operation of the Company Group and the Business. Notwithstanding the foregoing, with respect to any events or circumstances arising out of the operation or conduct of the Company Group that occurred or existed prior to the Closing that are covered by any occurrence-based Seller Insurance Policies, Purchaser or the members of the Company Group, as applicable, may, after the Closing and subject to prior consultation with Seller, make claims with respect to such events or circumstances under such Seller Insurance Policies to the extent coverage is so available; provided that (i) Purchaser and the Company Group shall exclusively bear the amount of any “deductibles” or retentions associated with any such claims under such Seller Insurance Policies and shall otherwise be liable for all uninsured or unrecovered amounts of such claims, (ii) Purchaser and the Company Group shall be liable, and shall reimburse Seller, for any fees, costs or expenses, including any retroactive or prospective premium adjustments for pre-Closing occurrence based policies to the extent arising from any such claims, incurred by Seller or its Affiliates directly or indirectly through the insurers or reinsurers of the Seller Insurance Policies relating to such claims and (iii) Seller shall have the right (but not the obligation) to monitor or associate with such claims. Purchaser and Seller shall cooperate with each other in connection with tendering any claims to the applicable insurers under the Seller Insurance Policies. Seller shall not be liable for the inability of Purchaser to collect insurance proceeds under any Seller Insurance Policy. The terms of such policies shall remain unaffected by the terms of this Agreement.

(b) From and after the date of this Agreement and until the three-month anniversary of the Closing Date, at Purchaser’s request and sole cost and expense, Seller shall, and shall cause its subsidiaries to, provide reasonable assistance to Purchaser in obtaining “tail” or “run-off” policies or policy endorsements, as the case may be, for the members of the Company Group (in each case that will be effective not earlier than the Closing) with respect to any claims-based Seller Insurance Policy that currently benefits any member of the Company Group or the Business; provided that such assistance by Seller shall not include incurring any out-of-pocket financial expense or liability, including but not limited to premiums, underwriting fees, brokers’ commissions and other costs and expenses.

(c) This Section 6.04 shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance, and nothing in this Section 6.04 is intended to waive or abrogate in any way Seller’s own rights to coverage under any Seller Insurance Policy for any liability. Seller or its applicable Affiliate (other than the members of the Company Group) (i) shall retain all rights to control their insurance policies or programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs notwithstanding whether any such insurance policies or programs apply to any Liabilities of Purchaser or any of its Affiliates (including the members of the Company Group), and (ii) may amend or modify any insurance policy or program in the manner it deems appropriate to give effect, from and after the Closing, to this Section 6.04; provided that neither Seller nor any of its Affiliates may take any such action described in the foregoing clauses (i) or (ii) to the extent such action would materially and disproportionately impair the rights of Purchaser and the members of the Company Group to access the Seller Insurance Policies as set forth herein as compared to the rights of Seller and its Affiliates with respect to such Seller Insurance Policies. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Company Group and the Business.

Section 6.05 R&W Insurance Policy. Purchaser has entered into a binder agreement for issuance of the R&W Insurance Policy by the R&W Insurer, and has provided a true, correct and complete copy thereof to Seller. Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that, without Seller’s prior written consent, (a) all premiums, underwriting fees, brokers’ commissions and other costs and expenses related to the R&W Insurance Policy shall be borne solely by Purchaser or its Affiliates, (b) such R&W Insurance Policy shall not provide for any “seller retention” (as such phrase is commonly used in the R&W Insurance Policy industry), (c) such R&W Insurance Policy shall expressly waive any claims of subrogation against Seller (except with respect to claims for Fraud), (d) Seller, its Affiliates and each of its and their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors or permitted assigns shall be intended third party beneficiaries of such waiver and (e) none of Purchaser or any of its Affiliates shall amend, waive, modify or otherwise revise the R&W Insurance Policy in any manner inconsistent with the foregoing.

Article VII

MUTUAL COVENANTS

Section 7.01 Efforts.

(a) Prior to the Closing, except (i) with respect to the matters described in Section 7.01(b), which shall be governed by the provisions thereof, or (ii) where greater efforts are expressly required by the terms of this Agreement, each Party shall use reasonable best efforts to cause the conditions set forth in Article VIII to be satisfied and to consummate the Transactions, including by using reasonable best efforts to obtain all necessary and advisable third party Consents; provided that (x) none of Purchaser, Seller or the Company shall be required to commence or participate in any litigation or grant any accommodation (financial or otherwise) to obtain any such third party Consents and (y) no such third party Consents shall be deemed to be a condition to the obligations of the Parties to consummate the Transactions. Purchaser and Seller shall not, and shall cause their respective Affiliates to not, take any action that would, or that would reasonably be expected to, result in any of the conditions set forth in Article VIII not being satisfied in a timely manner or otherwise prevent or materially delay the consummation of the Transactions.

(b) Antitrust Matters.

(i) Purchaser and Seller shall, and shall cause each of their respective Affiliates to, use reasonable best efforts to make any Filings and obtain any Authorizations required under or in connection with any Antitrust Law and the NSIA, and to enable all waiting periods under any Antitrust Law to expire, in each case, to consummate the Acquisition and the other Transactions as promptly as practicable, and in any event prior to the Outside Date. In connection thereto, Purchaser and Seller shall (A) as promptly as practicable and in any event not more than ten (10) Business Days after the date of this Agreement, (x) make or cause to be made any filings required of each of them or any of their respective Affiliates under the HSR Act and (y) submit the initial notification under the NSIA; and (B) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any Governmental Entity under any applicable Law with respect to any such filing or the Transactions. Subject to applicable Law, each Party shall (I) promptly inform the other Parties of any material oral communication with, and provide copies of material written communications (excluding the HSR filing itself) with, any Governmental Entity regarding any such filings or the Transactions and (II) upon request of the other Parties, provide all information concerning itself, its Affiliates, its and their respective directors, officers or equityholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with any such filings or the Transactions and (III) permit the other Parties to review in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed material communication by such Party to any Governmental Entity relating to any such filings or the Transactions; provided, that (x) Seller and Purchaser may, as each determines is reasonably necessary, designate competitively sensitive material provided to the other pursuant to this Section 7.01 as “Outside Counsel Only” and such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to directors, officers or employees of the recipient unless express permission is obtained in advance from the source of such materials (Seller or Purchaser, as the case may be) or its legal counsel and (y) materials may be redacted (i) to remove references concerning the valuation of the Company Group and the Business, (ii) as necessary to comply with contractual arrangements or applicable Law and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Subject to applicable Law, no Party shall independently participate in any substantive meeting, telephone call or discussion with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other Parties prior notice of the meeting, telephone call or discussion and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate. Subject to applicable Law and the instructions of any Governmental Entity, each of Seller and Purchaser shall keep such other Party apprised of the status of matters relating to Filings required to be made and Authorizations required to be obtained in connection with the Acquisition and the other Transactions, including by promptly notifying such other Party of, or furnishing such other Party with copies of, notices or other communications received by Seller or Purchaser, as the case may be, or any of their respective Affiliates, from any Governmental Entity with respect to such Filings or Authorizations. Purchaser shall be responsible for all filing fees payable by any Party hereto with respect to any Filings and Authorizations under the HSR Act or any other Antitrust Law in connection with the Transactions. Except for such filing fees, each Party shall pay such Party’s and its Affiliates’ fees, costs and expenses incurred in connection with preparing, filing and obtaining all Filings and Authorizations under the HSR Act, any other Antitrust Law, the NSIA or otherwise, including responding to any requests for information received from any Governmental Entity in respect of such filings, including legal, accounting, and economic analyses fees.

(ii) Purchaser shall not, and shall cause each of its Affiliates to not, acquire, invest in, or otherwise obtain any interest in or agree to acquire, invest in or otherwise obtain any interest in by merging or consolidating with, or by purchasing any assets of or equity in, or by any other manner, any Person or portion thereof if the entering into a definitive agreement relating to or the consummation of such acquisition, investment, purchase, merger or consolidation would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions or (C) materially delay the consummation of the Transactions.

(iii) Notwithstanding anything else to the contrary set forth herein, it is agreed that Purchaser shall make all strategic decisions and lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any filings, notifications, submissions, communications, or requests that may be made by, or any actions, nonactions or Consents that may be sought by or from, any Governmental Entity that are necessary to consummate the Transactions, including determining the strategy for contesting, litigating or otherwise responding to objections to, or Proceedings challenging, the consummation of the Transactions; provided that Purchaser shall consult in good faith with Seller regarding any such decisions and activities.

(iv) Notwithstanding anything to the contrary in this Section 7.01, neither Seller nor any of its Affiliates shall have any obligation to take, or agree to take, any action with respect to its business or operations other than with respect to the Company Group or the Business; provided, that in no event shall Seller or any of its Affiliates (including the Company Group) be required to take, or agree to take, any such action with respect to the Company Group or the Business unless the effectiveness of such agreement or action is conditioned upon the Closing.

Section 7.02 Further Action. From time to time after the Closing, upon the reasonable request of either Purchaser or Seller, the other of such Parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as are reasonably necessary or desirable to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the Transactions.

Section 7.03 Records.

(a) During the seven (7)-year period following the Closing Date, upon reasonable advance written notice, each of Seller and Purchaser shall furnish or cause to be furnished to each other and their respective Representatives reasonable access, during normal business hours, and upon reasonable notice, to such information, Records (including by furnishing copies thereof) and assistance (including by providing access to personnel) relating to the Company Group and the Business for periods prior to the Closing (to the extent within the control of such Party) as is reasonably necessary (i) for financial reporting and accounting matters, (ii) to facilitate the investigation, litigation, settlement and final disposition of any claims that may have been or may be made by or against Seller, Purchaser or any of their respective Affiliates (excluding any claims made by one Party or its Affiliates against another Party or its Affiliates) or (iii) in connection with any investigation by any Governmental Entity, in the case of each of clauses (ii) and (iii), other than in connection with any claim related to Taxes, which shall be governed by Section 7.06. Purchaser and Seller each shall reimburse the other for reasonable and documented out-of-pocket costs and expenses incurred in assisting Purchaser or Seller, as applicable, or its Affiliates pursuant to this Section 7.03(a). Nothing in this Section 7.03(a) shall obligate Purchaser or Seller to (A) furnish any access, information, Records or assistance that does not relate to the Company Group or the Business for periods prior to the Closing or (B) take any action that would (x) unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations, (y) violate or result in a waiver of any attorney-client privilege of Seller, Purchaser or any member of the Company Group or violate any applicable Law or (z) breach any duty of confidentiality or other obligation owed to any Person.

(b) During the seven (7)-year period following the Closing Date, neither Purchaser nor Seller shall destroy or otherwise dispose, or permit the destruction or disposal, of any Records relating to the Company Group or the Business for periods prior to the Closing that are in its or its Affiliates’ possession without first giving the other of such Parties written notice of such intended destruction or disposition no later than twenty (20) days prior to the date of such destruction or disposition and offering such other Party the opportunity to copy such Records or to deliver to such other Party, at such other Party’s expense, custody of such Records. Notwithstanding the foregoing sentence, neither Purchaser nor Seller shall destroy or otherwise dispose, or permit the destruction or disposal, of any Records relating to the finances and Taxes of the Company (“Tax Records”) until the expiration of the last to expire of all applicable statutes of limitations for the taxable period or periods to which such Tax Records relate; provided, that prior to disposing of any such Tax Records after such period, Purchaser or Seller, as applicable, shall provide written notice to the other Party of its intent to dispose of such Tax Records and shall provide such Party with the opportunity to take ownership and possession of such Tax Records (at such Party’s sole expense) within 60 days after such notice is delivered.

Section 7.04 Wrong Pockets.

(a) If, at any time after the Closing, Seller or any of its Affiliates (i) receives any funds (including any refund or other amount relating to any claim (in respect of workers’ compensation, litigation, insurance or otherwise)) arising from the Business, (ii) owns or is in possession of any Local Transferred Asset, Specified Asset or any other asset (including Intellectual Property) primarily used or held for use in the conduct of the Business (excluding any Excluded Asset) or (iii) remains subject to any Assumed Liabilities, then Seller shall promptly transfer or assign, or cause its applicable Affiliate to transfer or assign, such funds, assets or Liabilities to the Company or its designated Affiliate (and the Company or its designated Affiliate shall accept any such funds or assets and irrevocably assume any such Liabilities), for no additional consideration, and the Company shall reimburse Seller for reasonable out-of-pocket costs incurred by Seller or any of its Affiliates to effect such transfer or assignment or fulfill its obligation pursuant to the following sentence, if applicable. Until the transfer of any such funds or assets are effected, Seller shall, or shall cause its applicable Affiliate to, preserve the value of, and hold in trust for the use and benefit of, the Company or its designated Affiliate, such funds or assets and provide to the Company or its designated Affiliate all of the benefits arising from such funds or assets and otherwise cause such funds or assets to be used as reasonably instructed by the Company or its designated Affiliate.

(b) If, at any time after the Closing, Purchaser or any of its Affiliates (including the Company Group) (i) receives any funds (including any refund or other amount relating to any claim (in respect of workers’ compensation, litigation, insurance or otherwise)) arising from the Retained Business, (ii) owns or is in possession of any Excluded Asset or any other asset (including Intellectual Property) primarily used or held for use in the conduct of the Retained Business (excluding any Specified Asset) or (iii) remains subject to any Retained Liabilities, then Purchaser shall promptly transfer or assign, or cause its applicable Affiliate to transfer or assign, such funds, assets or Liabilities to Seller or its designated Affiliate (and Seller or its designated Affiliate shall accept any such funds or assets and irrevocably assume any such Liabilities), for no additional consideration, and Seller shall reimburse Purchaser for reasonable out-of-pocket costs incurred by Purchaser or any of its Affiliates to effect such transfer or assignment or fulfill its obligation pursuant to the following sentence, if applicable. Until the transfer of any such funds or assets are effected, Purchaser shall, or shall cause its applicable Affiliate to, preserve the value of, and hold in trust for the use and benefit of, Seller or its designated Affiliate, such funds or assets and provide to Seller or its designated Affiliate all of the benefits arising from such funds or assets and otherwise cause such funds or assets to be used as reasonably instructed by Seller or its designated Affiliate.

Section 7.05 Publicity. From and after the date of this Agreement and until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article IX, neither Seller nor Purchaser will, or will permit any of its Affiliates to, make or issue any public release or announcement concerning the Transaction Documents or the transactions contemplated thereby without the prior written consent of the other of such Parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any U.S. or non-U.S. securities exchange or listing authority, in which case the Party required to make the release or announcement (or whose Affiliate is required to make such release or announcement) shall, to the extent reasonably practicable and permitted by applicable Law, allow the other of such Parties a reasonable opportunity to comment on such release or announcement in advance of such issuance and the Party issuing such release or announcement shall consider any reasonable comments of the other of such Parties in good faith; provided, that each of Seller and Purchaser may make internal announcements to their respective employees that are consistent with such Party’s prior public disclosures regarding the transactions contemplated by the Transaction Documents and that otherwise have been made in accordance with this Section 7.05. Seller and Purchaser agree that the initial press release to be issued with respect to the transactions contemplated by the Transaction Documents following the date of this Agreement and following the Closing, respectively, shall be in the form mutually agreed upon by Seller and Purchaser.

Section 7.06 Tax Matters.

(a) Tax Sharing Agreements. On or before the Closing Date, Seller shall terminate (or cause to be terminated) any tax sharing agreements between Seller or any of its Affiliates (other than a member of the Company Group) and any member of the Company Group, and any such tax sharing agreements shall have no further effect for any taxable year (whether the current year, a future year, or a past year).

(b) Tax Returns.

(i) Seller shall include the income of the Company and its consolidated U.S. Company Subsidiaries on Seller’s consolidated U.S. federal Income Tax Return (and, to the extent applicable, consolidated, combined and unitary state Income Tax Returns) for the tax period that ends on the Closing Date and all Transaction Tax Deductions shall be reported on such Income Tax Returns in a Pre-Closing Tax Period to the extent such Transaction Tax Deductions are “more likely than not” allocable (or allocable at a higher level of confidence) to a Pre-Closing Tax Period under applicable Law. Notwithstanding any other provision in this Agreement to the contrary, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in the preparation or filing of, any Consolidated Tax Return.

(ii)

(A) Seller shall timely prepare or cause to be timely prepared the Tax Returns described on Section 7.06(b)(ii)(A) of the Disclosure Schedule (each, a “Seller Tax Return”). Each such Seller Tax Return shall be prepared in a manner consistent with the most recent past practice, procedures and accounting methods of the applicable members of the Company Group, except as otherwise required by applicable Law or explicitly set forth in this Agreement (the “Preparation Principles”). Seller shall deliver a copy of each Seller Tax Return to Purchaser at least fifteen (15) days prior to the due date thereof for Purchaser’s review and comment, and Seller shall incorporate any reasonable and timely comments made by Purchaser that are consistent with the Preparation Principles. Upon incorporation by Seller of any such comments made by Purchaser, Purchaser shall cause each Seller Tax Return to be timely filed.

(B) Once each Seller Tax Return has been filed pursuant to Section 7.06(b)(ii)(A), the Parties shall work together in good faith and reasonably cooperate (including sharing information) to determine the difference, if any, between (x) the aggregate amount included in the Pre-Closing Tax Amount (as finally determined pursuant to Section 1.04) that was attributable to the Seller Tax Returns (the “Clause X Amount”), and (y) the aggregate amount shown as due and owing on the Seller Tax Returns as filed pursuant to Section 7.06(b)(ii)(A), adjusted for each such-filed Seller Tax Return (if at all, upwards or downwards, as the case may be) to conform in all respects to the assumptions and conditions in the definition of Pre-Closing Tax Amount and to reflect the amount that would have been included in the Pre-Closing Tax Amount with respect to such Seller Tax Return had such amount been calculated pursuant to Section 1.04 (the “Clause Y Amount”). If the absolute value of the difference between the Clause X Amount and the Clause Y Amount is less than or equal to 10% of the Clause X Amount, the Parties shall not owe each other any amounts pursuant to this Section 7.06(b)(ii)(B). If the absolute value of the difference between the Clause X Amount and the Clause Y Amount is greater than 10% of the Clause X Amount, then (a) if the Clause X Amount is greater than the Clause Y Amount, Purchaser shall pay Seller 100% of the difference between the Clause X Amount and the Clause Y Amount, and (b) if the Clause X Amount is less than the Clause Y Amount, Seller shall pay Purchaser 100% of the difference between the Clause Y Amount and the Clause X Amount. Any disputes between Seller and Purchaser regarding the determination of amounts under this Section 7.06(b)(ii)(B) shall be resolved by the Accounting Firm pursuant to Section 1.04(b) (applied mutatis mutandis). The time at which the amount, if any, owing between the Parties pursuant to this Section 7.06(b)(ii)(B) is finally determined shall be referred to as the “Section 7.06(b)(ii)(B) Finalization Time.” For U.S. federal and applicable state and local income tax purposes, any amounts paid between Purchaser and Seller pursuant to this Section 7.06(b)(ii)(B) are intended to be treated as adjustments to the Purchase Price unless otherwise required by applicable Law.

(iii) Purchaser shall timely prepare and file or cause to be timely prepared and filed any Tax Returns (other than Consolidated Tax Returns and Seller Tax Returns) required to be filed by the Company Group with respect to a Pre-Closing Tax Period or Straddle Period the due date of which, taking into account extensions, is after the Closing Date (each, a “Purchaser Tax Return”). Prior to the final determination of the Purchase Price under Section 1.04, the Purchaser Tax Returns shall be prepared in a manner consistent with the Preparation Principles.

(c) Post-Closing Transactions not in Ordinary Course. Without Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Purchaser shall not take any actions with respect to the Company Group on the Closing Date after the Closing that are outside the ordinary course of business. Notwithstanding the foregoing, Purchaser and Seller agree to report all transactions not in the ordinary course of business occurring on the Closing Date after the Closing (including any transaction engaged in by the Company Group in connection with the financing of any obligations of Purchaser to make a payment under this Agreement) on the Income Tax Return that includes the Company Group for the taxable period beginning on the day after the Closing Date to the extent permitted by Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) (or any similar provision of state, local, or non-U.S. Law) at a “more likely than not” (or higher) level of confidence.

(d) Post-Closing Tax Actions.

(i) Subject to Section 7.06(d)(ii), without the prior written consent of Seller (not to be unreasonably withheld, conditioned, or delayed), Purchaser shall not, and, following the Closing, shall cause the Company Group not to, (A) approach a Governmental Entity with respect to any Taxes for any Pre-Closing Tax Period (including the entrance into any voluntary disclosure or other similar agreement with any Governmental Entity), (B) amend, file (except as provided in Section 7.06(b)) or re-file any Tax Return of any member of the Company Group for a Pre-Closing Tax Period, (C) agree to waive or extend the statute of limitations relating to any Taxes of any member of the Company Group for any Pre-Closing Tax Period, or

(D) make, revoke or change any election with respect to, or that has a retroactive effect to, any Pre-Closing Tax Period of any member of the Company Group.

(ii) Without limiting Section 7.06(d)(iii), after the final determination of the Purchase Price under Section 1.04, the limitations in Section 7.06(d)(i) shall not apply except to the extent that any such action would reasonably be expected to impact (x) a Consolidated Tax Return or (y) a Seller Tax Return; provided, that clause (y) shall become inoperative upon the Section 7.06(b)(ii)(B) Finalization Time; provided, further, that before the final determination of the Purchase Price under Section 1.04, Purchaser may, after informing Seller, take any action described in Section 7.06(d)(i) (other than an action that would reasonably be expected to impact a Consolidated Tax Return or a Seller Tax Return) but such action shall not (unless Seller in its sole discretion determines otherwise) impact the determination of the Purchase Price under Section 1.04.

(iii) Purchaser shall not make any election under Code Section 338 or Code Section 336 (or any similar provision under state, local or non-U.S. Law) with respect to the acquisition of the Company Group except as provided in Section 7.06(h).

(e) Straddle Periods. For the purposes of this Agreement, in the case of any Straddle Period, (i) the amount of any Taxes based on or measured by income, receipts, or payroll of the Company Group, or any other Tax (other than property, ad valorem, or similar Taxes) for the portion of such Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any Company Subsidiary that is a partnership or other pass-through entity or that is a non-U.S. entity shall be deemed to terminate at such time) and (ii) the amount of any property, ad valorem, or similar other Taxes of the Company Group for a Straddle Period that relates to the portion of such Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in such Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(f) Tax Cooperation. Purchaser and Seller shall cooperate fully with each other, as and to the extent reasonably requested by the other Party, in connection with the preparation, filing and execution of Tax Returns (including with respect to the details of the Proposed Allocation and the Final Allocation), any audit, litigation or other proceeding with respect to Taxes (including with respect to any assets or operations of any member of the Company Group, regardless whether a Person other than such member of the Company Group owned such assets or conducted such operations in a Pre-Closing Tax Period), any financial accounting matters related to Taxes and the determination of the Pre-Closing Tax Amount and any other items related to Taxes for purposes of finally determining the Purchase Price under Section 1.04. Such cooperation shall include the retention and (upon the other Party’s reasonable request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding during normal business hours and making employees available (as reasonably requested) on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. Purchaser and Seller further agree, upon reasonable request, to use their commercially reasonable efforts to (i) obtain any certificate or other document from any Taxing Authority or any other Person or (ii) take any other action as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on any Party (including with respect to the transactions contemplated by this Agreement). Notwithstanding anything in this agreement to the contrary, in no event will Purchaser or any Affiliate of Purchaser (including, after the Closing, any member of the Company Group) have any rights with respect to (including the preparation thereof) or access to any Tax Return or other Tax information or workpapers of Seller and its Affiliates that do not relate exclusively to the Company Group, including any Consolidated Tax Return; provided, that Seller shall use commercially reasonable efforts (at Purchaser’s cost for any non-de minimis third-party out-of-pocket expenses that Seller incurs outside the ordinary course of business and with Purchaser’s written consent; provided, for the avoidance of doubt, if Purchaser withholds its consent then Seller shall not have any obligation to provide information pursuant to this proviso that would trigger such non-de minimis third-party out of pocket expenses) to provide any information reflected in such Tax Returns or other materials that is reasonably relevant to the Company Group and reasonably requested by Purchaser (including, for the avoidance of doubt, information necessary to determine the basis in the stock of or the previously taxed earnings and profits or other Tax attributes of any member of the Company Group for U.S. federal income and applicable state and local income Tax purposes).

(g) Transfer Taxes. All Transfer Taxes that are imposed on any of the Parties (or their respective Affiliates) by any Taxing Authority as a result of the transactions contemplated by this Agreement (excluding the Company Internal Reorganization) shall be borne 50% by Purchaser and 50% by Seller. Any Transfer Taxes that are imposed on any of the Parties (or their respective Affiliates) as a result of the Company Internal Reorganization shall be borne by Seller. The Party responsible under applicable Law for filing any necessary Tax Returns with respect to Transfer Taxes will prepare and timely file all such Tax Returns, make such Tax Returns available to the non-filing Party reasonably promptly prior to the due date for any such Tax Returns, and incorporate any reasonable comments received prior to the due date for any such Tax Returns. The non-filing Party shall pay (or cause to be paid) to the filing Party its portion of all Transfer Taxes shown as due on any such Tax Return no later than the due date for such Tax Return, except, with respect to Transfer Taxes allocated to Seller, to the extent taken into account in the Purchase Price as finally determined under Section 1.04.

(h) Tax Elections.

(i) Purchaser and Seller shall (and shall cause their respective Affiliates to) join in making a timely and valid election with respect to the sale and purchase of the Shares (but not, for the avoidance of doubt, with respect to any subsidiary of the Company) under Section 338(h)(10) of the Code (and any comparable provision of state or local Tax Law). Purchaser and Seller shall exchange completed and executed copies of IRS Form 8023 and required schedules thereto at the Closing.

(ii) Purchaser shall make (or cause its applicable Affiliates to make) an election under Section 338(g) of the Code (and any comparable provision of state or local Tax Law) for each non-U.S. member of the Company Group that on the Closing Date is classified as a corporation for U.S. federal income Tax purposes with respect to the sale and purchase of each such non-U.S. member of the Company Group.

(iii) Purchaser and Seller shall work together in good faith to (and shall cause their respective Affiliates to) facilitate and join in the making of any election provided for in this Section 7.06(h), including with respect to the provision of forms or other information that are reasonably required in connection with such elections.

(iv) The Final Purchase Price (and any other amounts properly taken into account for applicable Tax purposes) shall be allocated among the assets or other items (including services) acquired or deemed acquired for Tax purposes in connection with the transactions contemplated by this Agreement in a manner consistent with the allocation principles set forth on Section 7.06(h)(iv) of the Disclosure Schedule. Within sixty (60) days following the final determination of the Final Purchase Price, Purchaser shall deliver to Seller a proposed allocation (the “Proposed Allocation”) of the Final Purchase Price and any other amounts properly taken into account for applicable Tax purposes among the assets or other items (including services) acquired or deemed acquired for Tax purposes in connection with the Transactions, which Proposed Allocation shall be consistent with Section 7.06(h)(iv) of the Disclosure Schedule, and Purchaser shall, together with such Proposed Allocation, also deliver a copy of the appraisal that Purchaser obtains as contemplated in Class V of Section 7.06(h)(iv) of the Disclosure Schedule. Seller shall have thirty (30) days to review the Proposed Allocation and deliver to Purchaser a notice of disagreement with the Proposed Allocation, and Purchaser will use commercially reasonable efforts to provide Seller with such information related to such Proposed Allocation that Seller reasonably requests in the course of Seller’s review of such Proposed Allocation (at Seller’s cost for any non-de minimis third-party out-of-pocket expenses that Purchaser incurs outside the ordinary course of business and with Seller’s written consent; provided, for the avoidance of doubt, if Seller withholds its consent then Purchaser shall not have any obligation to provide information pursuant to this parenthetical that would trigger such non-de minimis third-party out-of-pocket expenses). If Seller fails to deliver any notice of disagreement, the Proposed Allocation shall be considered the “Final Allocation”. If Seller delivers a notice of disagreement, Purchaser and Seller shall negotiate in good faith for a period of thirty (30) days to try to resolve any remaining disputes. At the conclusion of such thirty (30) day period, any matters that remain in dispute shall be submitted to the Accounting Firm (acting as an expert and not as an arbitrator) for prompt resolution in accordance with the procedures described in Section 1.04, applied mutatis mutandis; provided, that any resolution by the Accounting Firm shall be consistent with Section 7.06(h)(iv) of the Disclosure Schedule. The allocation, as finally agreed by Purchaser and Seller or as finally determined by the Accounting Firm consistent with this Section 7.06(h)(iv), shall be the “Final Allocation.” Purchaser and Seller shall, and shall cause their respective Affiliates to, file Tax Returns reporting the Transactions in a manner consistent with such Final Allocation, except as required by a determination (within the meaning of Section 1313 of the Code) or as a Party determines in good faith is required to settle a dispute with a Taxing Authority after making a good faith effort to defend the Final Allocation. Any Final Allocation shall be modified by the parties in good faith to reflect any adjustment to the Final Purchase Price.

(i) Notwithstanding any provision in this Agreement to the contrary, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Proceeding with respect to Seller or any of its Affiliates with respect to (i) any Taxes or Tax Return of Seller or any of its Affiliates (other than the Company Group) or (ii) any Consolidated Tax Return.

(j) For the avoidance of doubt, (i) any Tax refunds, offsets or credits (other than any such tax refund, offset, or credit attributable to a Consolidated Tax Return) that are received after the Closing Date by Purchaser, any member of the Company Group, or any of their respective Affiliates that relate to Taxes of any member of the Company Group for any Pre-Closing Tax Period shall be for the account of Purchaser (and for the further avoidance of doubt, this clause (i) shall not impact the determination of the Purchase Price under Section 1.04) and (ii) Purchaser shall have the exclusive right to control in all respects, and neither Seller nor any of its Affiliates shall be entitled to participate in, any Proceeding with respect to any member of the Company Group with respect to Taxes or any Tax Return of any member of the Company Group (other than any Consolidated Tax Return and other than the Seller Tax Contest).

Section 7.07 Non-Competition.

(a) During the Restricted Period, Seller shall not, and shall cause its subsidiaries not to, directly or indirectly, own, operate, control, manage, or engage in any Competitive Business.

(b) Notwithstanding the foregoing, nothing in Section 7.07(a) shall prevent Seller or its subsidiaries from (i) providing any services to Purchaser or its Affiliates (including the Company Group) as contemplated by the Transition Services Agreement, (ii) owning, directly or indirectly, as a passive investment, securities of any Person who engages in a Competitive Business if neither Seller nor any of its subsidiaries, individually or in the aggregate, beneficially owns 10% or more of any class of securities of such Person, (iii) acquiring, by merger, consolidation, stock or asset acquisition, or otherwise, and owning, after such acquisition, a Person or business that, at the time of such acquisition, engages in a Competitive Business if such Person or business derived less than 15% of its total consolidated annual revenues from a Competitive Business in its most recently completed fiscal year, (iv) acquiring, by merger, consolidation, stock or asset acquisition, or otherwise, and owning, after such acquisition, a Person or business that, at the time of such acquisition, engages in a Competitive Business if such Person or business derived more than 15% of its total consolidated annual revenues from a Competitive Business in its most recently completed fiscal year and Seller, within twelve (12) months after completion of such acquisition referred to in this clause (iv), winds down, liquidates or enters into a definitive agreement to cause the divesture of the Competitive Business of such Person and thereafter completes such divestiture, or (v) owning, operating, controlling, managing or engaging in any of the Retained Business, as conducted as of the date hereof. In the event of a transaction that results in an unaffiliated third party (or its equityholders) acquiring a majority of the equity of Seller (whether by merger, stock sale or otherwise), such unaffiliated third party and its Affiliates (other than Seller and its subsidiaries) shall not be subject to the restrictions set forth in this Section 7.07 following the completion of such sale.

Section 7.08 Agreement Not to Solicit.

(a) During the Restricted Period, Seller will not, and will not permit any of its Affiliates to, directly or indirectly, (i) induce or knowingly encourage any Business Employee to leave the employment of Purchaser or any of its Affiliates or (ii) solicit for employment or employ any Business Employee; provided, that the foregoing clause (ii) shall not preclude Seller or any of its Affiliates from (A) making general solicitations not specifically directed toward any Business Employee or (B) hiring any Business Employee whose employment by Purchaser or any of its Affiliates is terminated at least six (6) months prior to commencement of employment discussions between Seller or any of its Affiliates and such Business Employee.

(b) During the Restricted Period, Purchaser will not, and will not permit any of its Affiliates to, directly or indirectly, (i) induce or knowingly encourage any employee of Seller or any of its Affiliates who is not a Business Employee to

leave the employment of Seller or any of its Affiliates or (ii) solicit for employment or employ any employee of Seller or any of its Affiliates who is not a Business Employee; provided, that the foregoing clause (ii) shall not preclude Purchaser or any of its Affiliates from (A) making general solicitations not specifically directed toward any such employee or (B) hiring any such employee whose employment by Seller or any of its Affiliates is terminated at least six (6) months prior to commencement of employment discussions between Purchaser or any of its Affiliates and such employee.

Section 7.09 Notifications. From and after the date of this Agreement and until the Closing Date, Seller and Purchaser shall promptly notify each other of any change, condition or event that renders or would reasonably be expected to render (a) any representation or warranty set forth in this Agreement to be untrue or inaccurate to an extent such that a condition set forth in Section 8.01(a), Section 8.01(b) or Section 8.02(a), as applicable, would not be satisfied if the Closing were to then occur or (b) any of the other conditions set forth in Article VIII incapable of being satisfied; provided that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.

Section 7.10 Transition Services Agreement. Between the date hereof and prior to the Closing, Seller and Purchaser shall use reasonable best efforts to negotiate, in good faith, the appendices to the Transition Services Agreement, which shall be based upon, and prepared in accordance with, the terms, conditions and methodologies set forth in Section 7.10 of the Disclosure Schedule.

Section 7.11 Intellectual Property License Agreement. Between the date hereof and prior to the Closing, Seller and Purchaser (or, as applicable, their respective Affiliates) shall use reasonable best efforts to negotiate, in good faith, the Intellectual Property License Agreement, which shall reflect the terms and conditions set forth in Exhibit A to this Agreement.

Section 7.12 Intellectual Property Matters.

(a) Effective upon (and subject to the occurrence of) the Closing, Seller, on behalf of itself and its Affiliates, hereby grants to Purchaser and the Company Group a nonexclusive, fully paid, perpetual, irrevocable, sublicensable worldwide, royalty free license to use the Seller Retained Licensed Intellectual Property solely in or in connection with the operation of the Business (including producing, selling, marketing, using, importing and otherwise providing any products or services of the Business) or natural evolutions thereof, and in a manner materially consistent with the use of such Seller Retained Licensed Intellectual Property by the Company Group prior to the Closing and reasonable extensions thereof.

(b) Effective upon (and subject to the occurrence of) the Closing, Purchaser, on behalf of itself and its Affiliates, hereby grants to Seller and its Affiliates a nonexclusive, fully paid, perpetual, irrevocable, sublicensable worldwide, royalty free license to use the Company Owned Intellectual Property solely in or in connection with the operation of Seller’s business (including producing, selling, marketing, using, importing and otherwise providing any products or services of Seller’s business, but excluding the Business) or natural evolutions thereof, and in a manner materially consistent with the use of such Company Owned Intellectual Property by Seller and its Affiliates prior to the Closing and reasonable extensions thereof.

(c) (i) All rights and licenses granted under Section 7.12(a) and Section 7.12(b) are, and shall be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code, licenses to rights to “intellectual property” as defined under the Bankruptcy Code, (ii) all Intellectual Property licensed under Section 7.12(a) and Section 7.12(b) and all embodiments thereof are, and shall otherwise be deemed to be, for purposes of same “embodiment(s)” of “intellectual property”, and (iii) the rights, elections and obligations of the applicable licensee provided under Section 365(n) (or any other provision) of the Bankruptcy Code apply to all licenses granted under Section 7.12(a) and Section 7.12(b). Each Party acknowledges that if it, as a debtor in possession or a trustee in bankruptcy in a case under the Bankruptcy Code (“Debtor Party”), rejects this Agreement, then the other Party (“Non-Debtor Party”) may elect to retain its rights under Section 7.12(a) or Section 7.12(b), as applicable, as provided in Section 365(n) of the Bankruptcy Code. Parties further agree that, in the event of the commencement of any bankruptcy proceeding by or against the Debtor Party under the Bankruptcy Code, the Non-Debtor Party shall be entitled to retain all such rights under Section 7.12(a) or Section 7.12(b), as applicable. Parties agree and acknowledge that enforcement by the Debtor Party of any rights under Section 365(n) of the Bankruptcy Code in connection with Section 7.12(a) or Section 7.12(b), as applicable, shall not violate the automatic stay of Section 362 of the Bankruptcy Code and waives any right to object on such basis. Upon rejection of this Agreement by the Debtor Party or its bankruptcy trustee in a bankruptcy case under the Bankruptcy Code, and written request of the Non-Debtor Party to the Debtor Party or its bankruptcy trustee pursuant to Section 365(n) of the Bankruptcy Code the Debtor Party or such bankruptcy trustee shall (x) provide the Non-Debtor Party a complete duplicate of or complete access to (as the Non-Debtor Party deems appropriate) the Intellectual Property, embodiments thereof and materials that are the subject of the rights and license granted pursuant to Section 7.12(a) or Section 7.12(b), as applicable, or any agreement supplementary to Section 7.12(a) or Section 7.12(b), as applicable, held by the Debtor Party or such bankruptcy trustee, and (y) not interfere with the rights of the Non-Debtor Party provided in Section 7.12(a) or Section 7.12(b), as applicable, and any other agreement supplementary to Section 7.12(a) or Section 7.12(b), as applicable, to the Intellectual Property and materials that are the subject of the rights and licenses provided under such agreements, including any right to obtain the Intellectual Property and materials that are subject of such rights and licenses from any relevant party.

(d) Seller and Purchaser, on behalf of itself and its and their Affiliates, acknowledge and agree that any assignment or transfer by of, or license under the Seller Retained Licensed Intellectual Property or Company Intellectual Property (respectively, whether by Contract or operation of applicable Law) shall be subject to the rights and obligations set forth in this Section 7.12.

Article VIII

CONDITIONS TO CLOSING

Section 8.01 Conditions to Obligation of Purchaser. The obligation of Purchaser to effect the Transactions is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser) as of the Closing of the following conditions:

(a) Representations and Warranties; Covenants of the Company.

(i) (A) The representation and warranty of Seller and the Company made in Section 2.15(a) (Absence of Changes or Events) of this Agreement shall be true and correct in all respects at and as of the Closing as though made at and as of such time, (B) the representations and warranties of Seller and the Company made in Section 2.04(a) and Section 2.04(b) (Capitalization) of this Agreement shall be true and correct at and as of the Closing as though made at and as of such time, except for any de minimis inaccuracies, (C) the representations and warranties of Seller and the Company made in Section 2.01(a) (Organization and Standing), Section 2.02 (Authority; Binding Effect) and Section 2.19 (Sufficiency of Assets) of this Agreement shall be true and correct in all material respects at and as of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier time (in which case such representations and warranties shall be true and correct in all material respects at and as of such earlier time), and (D) the representations and warranties of Seller and the Company made in Article II of this Agreement (other than those listed in the preceding clauses (A), (B) and (C)) shall be true and correct at and as of the Closing as though made at and as of such time (except to the extent such representations and warranties expressly relate to an earlier time, in which case such representations and warranties shall be true and correct at and as of such earlier time), except for such failure to be so true and correct that would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect; provided, that solely with respect to the foregoing clause (D), qualifications as to “materially” or “Company Material Adverse Effect” set forth in such representations and warranties shall be disregarded (except with respect to any such qualification to the extent it qualifies an affirmative obligation to list specified items on the Disclosure Schedule, as contemplated by Section 2.10(i) (Intellectual Property), Section 2.11(a) (Contracts), Section 2.14(a) (Benefit Plans) and Section 2.20 (Material Customers and Material Suppliers)).

(ii) The Company shall have performed or complied in all material respects with each of the obligations and covenants required by this Agreement to be performed or complied with by the Company prior to the Closing.

(iii) Seller shall have delivered to Purchaser a certificate dated the Closing Date and signed by an authorized officer of the Company confirming the foregoing provisions of Section 8.01(a)(i) and Section 8.01(a)(ii).

(b) Representations and Warranties; Covenants of Seller.

(i) (A) The representations and warranties of Seller made in clauses (a) and (b) of Section 3.01 (Ownership of Shares) of this Agreement shall be true and correct at and as of the Closing as though made at and as of such time, except for any de minimis inaccuracies, (B) the representations and warranties of Seller made in, solely with respect to Seller, Section 3.02 (Authority; Binding Effect) and Section 3.05 (Brokers) of this Agreement shall be true and correct in all material respects at and as of the Closing as though made at and as of such time, and (C) the representations and warranties of Seller made in Article III of this Agreement (other than those listed in the preceding clauses (A) and (B)) shall be true and correct at and as of the Closing as though made at and as of such time (except to the extent such representations and warranties expressly relate to an earlier time, in which case such representations and warranties shall be true and correct at and as of such earlier time), except for such failure to be so true and correct that would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect.

(ii) Seller shall have performed or complied in all material respects with each of the obligations and covenants required by this Agreement to be performed or complied with by Seller prior to the Closing.

(iii) Seller shall have delivered to Purchaser a certificate dated the Closing Date and signed by an authorized officer of Seller confirming the foregoing provisions of Section 8.01(a)(i) (as applicable), Section 8.01(b)(i) and Section 8.01(b)(ii).

(c) No Injunctions or Restraints. No applicable Law or Injunction enjoining or otherwise prohibiting the consummation of the Acquisition shall be in effect.

(d) Governmental Approvals. (i) All waiting periods (and any extensions thereof) applicable to the consummation of the Acquisition under the HSR Act shall have expired or been terminated, and (ii) either (A) Purchaser shall have been notified pursuant to the applicable provisions of the NSIA that no further action will be taken in relation to the Transactions or (B) in the event that a call-in notice is delivered in relation to the Transactions, either (x) a final notification confirming that no further action will be taken in relation to the Transactions under the NSIA shall have been delivered, or (y) a final order permitting the Transactions to proceed shall have been made, in each case, in accordance with the NSIA.

(e) Limited Consent and Release. Seller shall have delivered to Purchaser the Limited Consent and Release, duly executed by Seller, Dutch Borrower, the Lenders (as defined therein) party thereto and the Administrative Agent.

Section 8.02 Conditions to Obligation of Seller. The obligation of Seller and the Company to effect the Transactions is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller and the Company) as of the Closing of the following conditions:

(a) Representations and Warranties; Covenants of Purchaser.

(i) (A) The representations and warranties of Purchaser made in Section 4.01 (Organization and Standing) and Section 4.02 (Authority; Binding Effect) of this Agreement shall be true and correct in all material respects at and as of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier time (in which case such representations and warranties shall be true and correct in all material respects at and as of such earlier time), and (B) the representations and warranties of Purchaser made in Article IV of this Agreement (other than those listed in the preceding clause (A)) shall be true and correct at and as of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier time (in which case such representations and warranties shall be true and correct at and as of such earlier time), except for such failure to be so true and correct that would not reasonably be expected to, individually or in the aggregate, result in a Purchaser Material Adverse Effect; provided, that solely with respect to the foregoing clause (B), qualifications as to “materiality” or “Purchaser Material Adverse Effect” set forth in such representations and warranties shall be disregarded.

(ii) Purchaser shall have performed or complied in all material respects with each of the obligations and covenants required by this Agreement to be performed or complied with by Purchaser prior to the Closing.

(iii) Purchaser shall have delivered to Seller a certificate dated the Closing Date and signed by an authorized officer of Purchaser confirming the foregoing provisions of Section 8.02(a)(i) and Section 8.02(a)(ii).

(b) No Injunctions or Restraints. No applicable Law or Injunction enjoining or otherwise prohibiting the consummation of the Acquisition shall be in effect.

(c) Governmental Approvals. (i) All waiting periods (and any extensions thereof) applicable to the consummation of the Acquisition under the HSR Act shall have expired or been terminated, and (ii) either (A) Purchaser shall have been notified pursuant to the applicable provisions of the NSIA that no further action will be taken in relation to the Transactions or (B) in the event that a call-in notice is delivered in relation to the Transactions, either (x) a final notification confirming that no further action will be taken in relation to the Transactions under the NSIA shall have been delivered, or (y) a final order permitting the Transactions to proceed shall have been made, in each case, in accordance with the NSIA.

(d) Limited Consent and Release. The Limited Consent and Release shall have been duly executed and delivered by the Lenders (as defined therein) party thereto and the Administrative Agent.

Section 8.03 Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor Seller or the Company, on the other hand, may assert the failure of any condition set forth in this Article VIII to be satisfied as a defense to its obligation to effect the Transactions if such failure was caused by such Party’s material breach of this Agreement or such Party’s failure to act in good faith, including any failure to use the standard of efforts required to be used by such Party to take the actions required of such Party to consummate the Transactions as required by and subject to Section 7.01.

Article IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing by:

(a) the mutual written consent of Seller and Purchaser;

(b) Purchaser, upon written notice to Seller, if there has been a breach by Seller or the Company of any of the representations, warranties, covenants or obligations of such Party set forth herein, which breach would result in the failure of any condition set forth in Section 8.01 to be satisfied and which breach is incapable of being cured or, if capable of being cured, has not been cured prior to the earlier of (x) thirty (30) calendar days following receipt by Seller of written notice of such breach from Purchaser and (y) the Outside Date; provided, that such right of termination shall not be available at any time that Purchaser is in breach of any of its representations, warranties, covenants or obligations set forth herein, which would result in the failure of any condition set forth in Section 8.02 to be satisfied;

(c) Seller, upon written notice to Purchaser, if there has been a breach by Purchaser of any of the representations, warranties, covenants or obligations of Purchaser set forth herein, which breach would result in the failure of any condition set forth in Section 8.02 to be satisfied and which breach is incapable of being cured or, if capable of being cured, has not been cured prior to the earlier of (x) thirty (30) calendar days following receipt by Purchaser of written notice of such breach from Seller and (y) the Outside Date; provided, that such right of termination shall not be available at any time that Seller is in breach of any of its representations, warranties, covenants or obligations set forth herein, which breach would result in the failure of any condition set forth in Section 8.01 to be satisfied;

(d) Seller or Purchaser, upon written notice to the other Party, if the Closing does not occur on or prior to November 26, 2023 (such date, as may be extended, the “Outside Date”); provided, that if, as of such date, the conditions set forth in (i) Section 8.01(d) and Section 8.02(c) or (ii) Section 8.01(c) and Section 8.02(b) in connection with Section 8.01(d) and Section 8.02(c), respectively, have not been satisfied as of the Outside Date, then either Seller or Purchaser may elect by delivering written notice to the other Party at or prior to 11:59 p.m., New York City time, on November 26, 2023, to extend the Outside Date to January 26, 2024; provided, however, that such right of termination shall not be available to Seller or Purchaser, as applicable, (A) at any time that such Party is in material breach of any of its covenants or obligations set forth in Section 7.01(b) or (B) if the failure of the Closing to occur on or prior to the Outside Date (as it may be extended) was primarily due to the material breach by such Party of any of its covenants or obligations under this Agreement; or

(e) Seller or Purchaser, upon written notice to the other Party, if any applicable Law or Injunction issued, enacted, promulgated or adopted, as applicable, by a Governmental Entity of competent jurisdiction enjoining or otherwise prohibiting the consummation of the Acquisition shall be in effect and shall have become final and nonappealable, if applicable; provided, that such right of termination shall not be available to Seller or Purchaser if the issuance of any such Injunction was primarily due to the material breach by such Party of any of its covenants or obligations under this Agreement.

Section 9.02 Return of Confidential Information. If this Agreement is terminated and the Transactions are abandoned as provided in Section 9.01, then:

(a) notwithstanding any provision in the Confidentiality Agreement to the contrary, Purchaser shall return to Seller (or, at Purchaser’s election, destroy) all material (in whatever form or medium) in the possession or control of Purchaser or any of its Affiliates (i) constituting Evaluation Material or (ii) otherwise made available to Purchaser, its Affiliates and its and their respective Representatives by Seller, its Affiliates and its and their respective Representatives in connection with the Transactions or any of the Other Transaction Documents or relating to the Business, in the case of each of clauses (i) and (ii), whether obtained by Purchaser or its applicable Affiliate before or after the execution hereof; provided, however, that Purchaser and its Affiliates and its and their respective Representatives shall be entitled to retain (A) any such material automatically maintained on routine computer system backup tapes, disks or other backup storage devices in accordance with bona fide document retention policies or (B) the minimum number of copies of any such material to the extent necessary to comply with applicable Law or professional accounting obligations, which shall be used solely for such purposes; and

(b) all confidential information made available to Purchaser, its Affiliates and its and their respective Representatives with respect to Seller, its Affiliates (including the Company) and its and their respective Representatives shall be treated in accordance with the Confidentiality Agreement (except as set forth in Section 9.02(a)), which shall remain in full force and effect notwithstanding the termination of this Agreement.

Section 9.03 Consequences of Termination. In the event of valid termination by Seller or Purchaser pursuant to this Article IX, written notice thereof specifying the provision pursuant to which such Party is terminating this Agreement shall promptly be given to the other Party and the Transactions shall be terminated, without further action by any Party. If this Agreement is validly terminated as provided in this Article IX, this Agreement shall become null and void and of no further force or effect, except for the provisions of (i) Section 6.01 (Confidentiality), (ii) Section 7.05 (Publicity), (iii) this Article IX (Termination) and (iv) Article XII (Miscellaneous) and the definitions set forth in Annex A. Nothing in this Article IX shall be deemed (A) to release either Seller or Purchaser from any Liability for any Willful Breach or Fraud by such Party of any provision hereof prior to such termination or (B) to impair the right of any Party to compel specific performance by the other Party of its obligations under the provisions set forth in the preceding sentence to the extent expressly permitted under, and in accordance with, the terms and conditions set forth herein. In addition, the termination of this Agreement shall not affect the rights, obligations or agreements of any Party pursuant to the Confidentiality Agreement, which shall remain in full force and effect and survive the termination of this Agreement in accordance with its terms.

Article X

EMPLOYEE MATTERS

Section 10.01 Continuation of Employment. Each Business Employee who is employed by the Company Group immediately prior to the Closing shall continue employment with the Company Group immediately following the Closing. Each

Business Employee who continues employment with or becomes employed by Purchaser or its Affiliates following the Closing shall be a “Transferred Employee”. Solely for the purposes of this Article X, “Affiliates” of Purchaser shall include, for the period following the Closing, the Company Group. Prior to the Closing, Seller and its Affiliates shall take all actions necessary to transfer the employment of each LTD Employee and each employee of the members of the Company Group who is not a Business Employee, in each case, to Seller or one of its Affiliates (other than any member of the Company Group). Prior to the Closing Date, except with respect to the Specified Employees (as defined below), Seller and its Affiliates shall take such actions as are reasonably necessary to cause each Business Employee employed by Seller or its Affiliates (other than any member of the Company Group) to be transferred to a member of the Company Group; provided that it is certain that payroll, HRIS and benefit coverage will be available for the benefit of each such Business Employee immediately following the Closing (to be provided by Seller or its Affiliates, Purchaser or its Affiliates, members of the Company Group or through professional employer organizations or any combination thereof). The Parties agree to negotiate in good faith and, prior to the Closing, enter into, execute and deliver a mutually acceptable employee transfer agreement (the “Employee Transfer Agreement”) that addresses the employment and transfer of (i) the Business Employees primarily performing services in the jurisdictions outside the United States (the “Specified Employees”) and (ii) Liabilities relating to such Specified Employees’ employment (including accrued compensation, vacation, and bonuses) to Purchaser or its Affiliates, and except as required by applicable Law, the allocation of such liabilities to be on a basis consistent with the Assumed Liabilities for which Purchaser or its Affiliates would have been liable under this Agreement.

Section 10.02 Continuation of Compensation and Benefits. For the twelve (12)-month period following the Closing Date (or for such longer period as required by applicable Law) (the “Continuation Period”), Purchaser shall, or shall cause one of its Affiliates to, provide to each Transferred Employee (a) a base salary or base wage rate (as applicable) and annual target incentive or bonus opportunities that are no less favorable than the base salary or base wage rate and annual target incentive or bonus opportunities in effect immediately prior to the Closing, and (b) other employee benefits (excluding equity-based compensation, defined benefit pension plans, retiree health and welfare plans and nonqualified deferred compensation plans) that are substantially comparable in the aggregate to those in effect for such Transferred Employee immediately prior to the Closing; provided, however, that the Parties agree that no breach of Purchaser’s obligations under Section 10.02(b) with respect to 401(k) plan participation (or employer matching contributions thereunder) would be deemed to occur during any post-Closing delay in implementing the replacement 401(k) Plan as described in Section 10.09. Notwithstanding the foregoing or anything to the contrary in this Article X, the compensation, benefits and other terms and conditions of employment for the Transferred Employees who are covered by a Union Contract (such Transferred Employees, the “Union Employees”) shall be governed by the terms of the applicable Union Contract. Effective as of the Closing Date or, with respect to Transferred Employees who continue to participate under Seller Benefit Plans under the Transition Services Agreement, the applicable HR TSA End Date (or, if later, the applicable Transfer Date), each Transferred Employee (and their eligible spouses and dependents) shall cease to participate in each Seller Benefit Plan (other than each Assumed Benefit Plan) and the Company Group shall terminate its participation in each Seller Benefit Plan (other than each Assumed Benefit Plan). If any LTD Employee presents himself or herself for active employment with Purchaser, Seller or any of their respective Affiliates within the six (6)-month period following the Closing Date (or such longer period required by applicable Law or any Union Contract, as applicable), then Purchaser or one of its Affiliates shall deliver a written offer of employment consistent with the applicable requirements of this Article X as soon as reasonably practicable following such date and such LTD Employee shall be a “Transferred Employee” as of the applicable Transfer Date. The Company Group will retain sponsorship of each Company Benefit Plan.

Section 10.03 Severance Obligations. Purchaser shall, or shall cause its Affiliates to, provide to each Transferred Employee whose employment is terminated by Purchaser or any of its Affiliates during the Continuation Period, severance and termination benefits in an amount equal to the severance and termination benefits that would have been provided to such Transferred Employee under the applicable Benefit Plan or Union Contract as in effect immediately prior to the Closing; provided that, except as set forth in Section 10.03 of the Disclosure Schedule, for each Transferred Employee such amount shall not exceed the aggregate value of twelve months’ annual base salary, annual target incentive or bonus opportunities and employer subsidies of welfare benefit continuation for such Transferred Employee.

Section 10.04 US Benefit Plan and COBRA Obligations.

(a) Purchaser shall, or shall cause its Affiliates to, have in effect a group health plan or plans for each Transferred Employee primarily performing services in the United States (and his or her eligible spouse and dependents) effective immediately following the HR TSA End Date in compliance with Section 10.02 or Section 10.08, as applicable. Seller and its Affiliates (other than any member of the Company Group) shall have no obligation under Sections 6055 and 6056 of the Code with respect to any obligation of the Company Group, or any offers of coverage made to the Transferred Employees, for any period of time as of or following the HR TSA End Date.

(b) As of the day immediately following the HR TSA End Date, Purchaser and its Affiliates shall be solely responsible for any and all obligations arising under COBRA with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9, including with respect to obligations to provide continuation coverage for Former Business Employees (or spouse or dependent thereof) who are “M&A qualified beneficiaries,” and each Business Employee (or spouse or dependent thereof) who has a COBRA qualifying event occur during the period beginning on the Closing Date and ending on the HR TSA End Date.

(c) Effective on the HR TSA End Date, Purchaser shall, or shall cause or one of its Affiliates (including the Company Group) to, assume the self-funded medical plan that is administered by UnitedHealthCare. Following the HR TSA End Date, Purchaser or one of its Affiliates shall administer and pay the claim run-out with respect to eligible medical claims incurred by Business Employees and Former Business Employees (and their covered spouses and dependents) under such plan and, with respect to eligible medical claims paid by Purchaser or its Affiliates under such plan following the HR TSA End Date, Seller shall reimburse Purchaser for the cost of eligible medical claims incurred (up to applicable stop-loss levels) prior to the Closing Date. With respect to dental claims incurred by Business Employees and Former Business Employees (and their covered spouses and dependents) under the self-funded Delta Dental IL coverage prior to the HR TSA End Date, Seller shall retain such dental plan and coverage and Purchaser shall reimburse Seller for the cost of eligible dental claims incurred during the period beginning on the Closing Date and ending on the HR TSA End Date. For purposes of this Section 10.04, claims are deemed incurred when medical and dental services are performed (without regard to the date of inception of the related illness or injury or the date of the submission of the claim related thereto); provided, however, that in the event that a claim commences prior to the Closing Date and ends on or after the Closing Date, the cost thereof shall be apportioned between Purchaser, on the one hand, and Seller, on the other hand, with Seller responsible for that portion of the cost incurred prior to the Closing Date and Purchaser responsible for the balance of such cost.

Section 10.05 Service Credit. From and after the Closing Date (or, if later, the applicable Transfer Date), with respect to each Transferred Employee, Purchaser and its Affiliates shall (a) recognize, for all purposes (including eligibility, vesting and benefit levels and accruals) under the applicable plans, programs, policies, agreements and arrangements that are sponsored by or may be established or maintained by Purchaser or any of its Affiliates (including the Company Group) on or after the Closing (“Purchaser Benefit Plans”), service with Seller and its Affiliates and predecessors earned prior to the Closing to the extent such service was recognized for such purposes under a corresponding Benefit Plan, (b) use commercially reasonable efforts to waive any pre-existing condition exclusion, actively-at-work requirement, evidence of insurability, waiting period or similar condition, limitation or requirement under the applicable Purchaser Benefit Plans that provide health and other welfare benefits, except to the extent such pre‑existing condition, exclusion, requirement or waiting period would have applied to such Transferred Employee (and was not otherwise satisfied by such Transferred Employee) under the corresponding Benefit Plan immediately prior to the Closing Date (or, if later, the applicable Transfer Date), and (c) use commercially reasonable efforts to provide full credit under the applicable Purchaser Benefit Plans that provide health benefits for any co-payments, deductibles, out-of-pocket expenses or similar payments already made or incurred under a Benefit Plan by the Transferred Employee (and each eligible dependent of such Transferred Employee) immediately prior to the Closing Date (or, if later, the applicable Transfer Date) for the plan year in which the Closing Date (or, if later, the applicable Transfer Date) occurs; provided that, in the case of each of clauses (a) and (c), no Transferred Employee’s service shall be credited (i) for purposes of benefit accrual under any defined benefit pension plans or retiree medical plans covering the Transferred Employees or for purposes of vesting of equity-based incentive compensation awards, (ii) for purposes of plans that are frozen to new participants or (iii) to the extent such credit would result in any duplication of compensation or benefits.

Section 10.06 Accrued Vacation; Paid Time Off. Except as otherwise required under applicable Law, as of the Closing Date (or, if later, the applicable Transfer Date), Purchaser and its Affiliates shall cause the Company Group to honor all vacation days and paid time off (including sick time) accrued but not yet taken by each Transferred Employee prior to the Closing Date (or, if later, the applicable Transfer Date) to the extent included in the calculation of Working Capital (or, with respect to Business Employees whose Transfer Date is later than the Closing Date, to the extent included in the calculation of Working Capital, but increased by accruals and decreased by usage during the period beginning on the Closing Date and ending on the applicable Transfer Date).

Section 10.07 Bonuses.

(a) On or prior to the Closing Date (or, if later, the applicable Transfer Date), Seller shall, or shall cause its applicable Affiliate to, make one or more cash payments to each eligible Business Employee who participates in Seller’s Management Incentive Plan (the “MIP Bonus”) for the portion of 2023 that occurs prior to the Closing Date (or if later, the applicable Transfer Date). The amount of such payment shall be equal to (i) for the performance period beginning on January 1, 2023 and ending on June 30, 2023 (the “First Performance Period”), the bonus amount earned determined based upon achievement based on actual performance over the applicable First Performance Period plus (ii) for the performance period beginning on July 1, 2023 and ending on December 31, 2023 (the “Second Performance Period”), an amount equal to the applicable pro-rata bonus for such Business Employee (determined based on the number of calendar days elapsed during the period beginning on July 1, 2023 and ending on the Closing Date (or, if later, the applicable Transfer Date)) divided by the total number of calendar days from July 1, 2023 through December 31, 2023 (such applicable period, the “MIP Performance Period”) and, in the case of any performance goals applicable to the Second Performance Period, the level of achievement of such performance goals shall be determined, at Seller’s discretion (following consultation with Purchaser), based on either (i) target performance or (ii) actual performance over the applicable MIP Performance Period determined in the ordinary course of business consistent with past practice. Purchaser shall, or shall cause the applicable Affiliate to, assume all Liabilities for, and to make any and all accrued payments required to be made with respect to, the MIP Bonus that becomes payable to any Transferred Employee under the Management Incentive Plan for the portion of the 2023 calendar year that occurs from and after the applicable MIP Performance Period.

(b) Purchaser shall or shall cause the applicable Affiliate to assume all Liabilities for, and to make any and all accrued payments required to be made with respect to, compensation payable to any Transferred Employee (whether relating to periods before or after the Closing Date (or, if later, the applicable Transfer Date)) under any Benefit Plan that is a variable pay, bonus, cash performance or incentive plan and that is set forth on Section 10.07 of the Disclosure Schedule (excluding Seller’s Management Incentive Plan) (the “Cash Bonuses”), including compensation that is accrued and payable with respect to periods prior to the Closing Date (or, if later, the applicable Transfer Date); provided that, if as of the Closing Date (or, if later, the applicable Transfer Date), any Transferred Employee has an earned and unpaid Cash Bonus in respect of fiscal year 2023 and the normal payment date for such Cash Bonus occurs prior to the Closing Date (or, if later, the applicable Transfer Date), Seller shall pay or cause to be paid such Cash Bonus based upon actual performance for the performance period at the time such payments are made in the ordinary course of business to similarly situated employees of Seller and its Affiliates (including any member of the Company Group).

Section 10.08 Union Contracts.

(a) As of the Closing Date, Purchaser or one of its Affiliates shall, or shall cause the Company Group to, honor and assume and agree to be bound by the Union Contracts identified in Section 2.11 of the Disclosure Schedule (other than the Union Contract identified in Section 2.11(y)(a)(i)(5) of the Disclosure Schedule) (including the obligation to honor the terms and conditions thereof and any obligations thereunder requiring a successor to recognize a particular labor union as authorized representative or authorized bargaining agent of an employee group or for any other purpose and including any obligation to contribute to a Multiemployer Plan). As of the Closing Date, Purchaser and its Affiliates shall be the “employer” for purposes of each such Union Contract and Purchaser and its Affiliates shall have sole responsibility for all Liabilities, obligations and commitments arising under the Union Contracts, and shall indemnify and hold harmless Seller and its Affiliates with respect to the Union Contracts. Notwithstanding any other provision of this Article X, from and after the Closing Date (or, if later, the applicable Transfer Date), any Union Employee shall continue to be governed by the applicable Union Contract covering such employee until such Union Contract expires, terminates or is modified in accordance with its terms and applicable Law. Prior to the Closing Date, Seller or one if its Affiliates shall take reasonably necessary actions to cause the Union Contract between JBT Corporation and Eastern Millwright Regional Council, Millwright Local Union No. 219 to be transferred and assigned to a member of the Company Group.

(b) Following the HR TSA End Date (or, if later, the applicable Transfer Date), any employee benefit that is required pursuant to any Union Contract, but excluding, for the avoidance of doubt, (i) employee benefits under any Multiemployer Plans and (ii) any obligation to provide early retirement subsidies as contemplated by Section 10.11 of this Agreement, shall instead be provided pursuant to an employee benefit plan maintained by Purchaser or one of its Affiliates, subject to the results of any “effects” bargaining obligations.

(c) Purchaser and Seller shall, and shall cause their respective Affiliates to, render full good faith cooperation to the other Party and its Affiliates in providing in a timely manner all information required by Law or reasonably requested by applicable labor unions and employee representatives with respect to (i) Purchaser and Seller and their respective Affiliates, (ii) the sale of the Company, (iii) notifying, consulting with, or negotiating the effect, impact, terms or timing of the transactions and the effects of the transaction on the Union Employees and (iv) the compensation and benefits to be provided to Union Employees following the HR TSA End Date (or, if later, the applicable Transfer Date). In addition, Purchaser and Seller shall, and shall cause their respective Affiliates to, provide the other Party and its Affiliates with any other information that may be reasonably required by applicable Law or any Union Contract to respond to any reasonable questions posed by labor unions or employee representatives. Purchaser shall, and shall cause its Affiliates to, render full good faith cooperation to Seller and its Affiliates, and Seller shall render full cooperation to Purchaser and its Affiliates, in each case in any negotiations with unions or employee representatives that are required or initiated to accomplish the transactions contemplated by this Agreement.

Section 10.09 401(k) Plans. Without limiting the generality of Section 10.02, prior to the Closing Date, Seller shall take such actions as are necessary to transfer sponsorship of the JBT Airport Services Savings and Investment Plan to a member of the Company Group. Purchaser shall take such actions as are necessary to have the Company Group, as soon as reasonably practicable following the Closing Date, adopt a plan that is intended to be qualified under Section 401(a) of the Code for participation by Transferred Employees who participated in the John Bean Technologies Corporation Savings and Investment Plan immediately prior to the Closing Date. Seller shall cause all members of the Company Group to cease to be participating employers under the John Bean Technologies Corporation Savings and Investment Plan as of the day immediately prior to the Closing Date.

Section 10.10 U.S. Nonqualified Deferred Compensation Plans.

(a) Except as provided for under Section 10.10(b) below, (i) Seller and its Affiliates (other than the Company Group) shall retain all Liabilities, obligations and commitments with respect to the Former Business Employees and their respective beneficiaries under each of Seller’s nonqualified deferred compensation plans (such plans, the “Seller NQDC Plans”) and (ii) Purchaser and its Affiliates (including the Company Group) shall assume or retain, as applicable, all Liabilities, obligations and commitments with respect to the Business Employees and their respective beneficiaries under each of Seller’s nonqualified deferred compensation plans; provided that, in respect of clause (ii), Seller and its Affiliates shall take all necessary actions to cause (A) each Business Employee, effective no later than immediately prior to the Closing, to cease active participation in and freeze deferrals under each Seller NQDC Plan and (B) a member of the Company Group to adopt a nonqualified deferred compensation plan that has substantially similar terms and conditions as the corresponding Seller NQDC Plan (excluding any grantor trust or funding arrangement related thereto). Notwithstanding the foregoing, prior to the Closing Date Seller may, following consultation with Purchaser, elect to terminate the Seller NQDC Plans with respect to all Business Employees and distribute all account balances thereunder in a manner that complies with Section 409A of the Code and, in the event of such termination: (x) Seller will provide a written notice to Purchaser of such election at least five days prior to the Closing Date, (y) Seller and its Affiliates (other than the Company Group) shall assume or retain (and Purchaser shall not assume or retain) any and all liabilities with respect to the Seller NQDC Plans and (z) no such amounts shall constitute Funded Debt or Unpaid Company Transaction Expenses for purposes of this Agreement or reduce Working Capital.

(b) Notwithstanding any other provision of this Agreement to the contrary, Seller and its Affiliates (other than the Company Group) shall retain all Liabilities, obligations and commitments with respect to the Business Employees and the Former Business Employees and their respective beneficiaries under the John Bean Technologies Corporation Salaried Employees’ Equivalent Retirement Plan (as amended) (the “Seller SERP”). Purchaser shall, and shall require any immediate successor to (a) notify or cause the applicable member of the Company Group to notify Seller of the “separation from service” (within the meaning of Section 409A of the Code) from the applicable member of the Company Group of each Transferred Employee who is a participant in a Seller SERP within twenty (20) Business Days of such separation and (b) provide such information as may be reasonably requested by Seller to facilitate administration, tax withholding and reporting by the administrator of the Seller SERP.

Section 10.11 Qualified Defined Benefit Pension Plans. Except as otherwise required by applicable Law, with respect to each defined benefit pension plan subject to Title IV of ERISA and that is sponsored and maintained by Seller or any of its Affiliates (other than any member of the Company Group), Seller or one of its Affiliates (other than any member of the Company Group) shall retain all assets and Liabilities under such defined benefit pension plans (including, for the avoidance of doubt, the obligation to provide early retirement subsidies to eligible Union Employees as required by the applicable Union Contracts as described in the last sentence of this paragraph) and shall make payments to and treat Business Employees with rights thereunder in accordance with the terms of such plan and applicable Law. Purchaser shall, and shall require any immediate successor to notify or cause the applicable member of the Company Group to notify Seller of the occurrence of the “Severance from Service Date” (as defined as of the date hereof in the John Bean Technologies Corporation Employees’ Retirement Program) from the applicable member of the Company Group of each applicable Transferred Employee within twenty (20) Business Days of such date. With respect to each Business Employee represented by United Steel Workers Local 6162 who had accrued benefits under the John Bean Technologies Corporation Employees’ Retirement Program as of the Closing Date, Seller shall recognize, solely for Business Employees who have not met the eligibility requirements for early retirement subsidies under such plan as of the Closing Date, such Business Employee’s service with Purchaser and its Affiliates between the Closing Date and such Business Employee’s Severance from Service Date from the applicable member of the Company Group for purposes of determining such Business Employee’s eligibility for early retirement subsidies under the John Bean Technologies Corporation Employees’ Retirement Program upon such employee’s retirement from active status with the Purchaser and its Affiliates as if such retirement occurred with Seller and its Affiliates. For the avoidance of doubt, Business Employees represented by United Steel Workers Local 6162 who have met the eligibility requirements for an early retirement benefit under the John Bean Technologies Corporation Employees’ Retirement Program as of the Closing Date shall be treated in accordance with the terms of the John Bean Technologies Corporation Employees’ Retirement Program (including for the purposes of eligibility for early retirement subsidies upon retirement from active status from the Purchaser and its Affiliates as if such retirement occurred with Seller and its Affiliates).

Section 10.12 Equity Replacement Awards. Prior to the Closing Date, Seller shall take all necessary actions, with respect to each restricted stock unit, performance-based restricted stock unit or other outstanding equity-based award that is held by a Transferred Employee (a “Transferred Employee Equity Award”) such that (a) a pro rata portion of each such Transferred Employee Equity Award shall vest as of immediately prior to the Closing Date (such pro rata portion determined based on the number of calendar days elapsed during the period beginning on the later of (i) the applicable Transferred Employee Equity Award grant date and (ii) the most recent vesting date to elapse (if any) and ending on the Closing Date divided by the total number of calendar days from the applicable grant date through the final vesting date (such applicable period, the “Vesting Period”)) and, in the case of any awards subject to performance goals, the level of achievement of such performance goals determined based on actual performance over the applicable Vesting Period in good faith by Seller in its reasonable discretion and consistent with past practice and (b) any remaining portion of each Transferred Employee Equity Award that does not vest at such time in accordance with clause (a) shall be forfeited (such forfeited portions, the “Forfeited Equity Awards”). As soon as reasonably practicable following the Closing Date, Purchaser shall, or shall cause its Affiliates to, grant each applicable Transferred Employee incentive awards (which may be in the form of cash, equity or a combination thereof) with a value (determined by Purchaser in good faith consistent with past practice) equal to the value of the Forfeited Equity Awards held by such Transferred Employee, with such forfeited value determined as set forth in the following sentence and with other terms and conditions determined by Purchaser, in each case, in good faith consistent with past practice under Purchaser’s incentive plans. For purposes of determining the value of the Forfeited Equity Awards, the value of a share of Seller’s common stock underlying each restricted stock unit shall be equal to the Seller Trading Price (for purposes of any performance-based vesting criteria, assuming achievement at target level). Seller shall provide Purchaser with a schedule of each Forfeited Equity Award held by the Transferred Employees (on a holder-by-holder basis) as of the Closing Date, including the type of award, the number of shares of Seller common stock subject thereto, the grant date, expiration date, the number of units vested and unvested and the vesting schedule.

Section 10.13 Employee Communications. From and after the date of this Agreement until the Closing Date, Seller shall consult with Purchaser before making any material or broad-based written communications to Business Employees in respect of the Transactions or any other matter contemplated hereunder, whether relating to employment, employee benefits, including Benefit Plans, and post-Closing terms of employment or otherwise.

Section 10.14 No Third-Party Beneficiaries. The provisions of this Article X are solely for the benefit of the Parties and nothing in this Article X, express or implied, shall confer upon any Business Employee, or legal representative or beneficiary thereof, any rights or remedies, including any third-party beneficiary right or any right to employment or continued employment for any specified period or compensation or benefits of any nature or kind whatsoever under this Agreement. Subject to compliance with the other provisions of this Article X, nothing in this Article X, express or implied, shall be construed to prevent Purchaser or any of its Affiliates from terminating or modifying to any extent or in any respect any benefit plan that Purchaser or any such Affiliate may establish or maintain. Notwithstanding any provision of this Article X to the contrary, the terms of this Article X are not intended to, and shall not, constitute an amendment or modification to any Benefit Plan or other compensation or benefit plan, program, policy, agreement or arrangement.

Article XI

NO SURVIVAL; INDEMNIFICATION

Section 11.01 No Survival of Representations and Warranties. The representations and warranties of the Company, Seller and Purchaser contained in this Agreement shall terminate at the Closing; provided, that such termination shall not release any Party from liability for Fraud. The covenants of the Company, Seller and Purchaser set forth herein that do not contemplate performance after the Closing shall terminate at the Closing (provided that if any claim is asserted prior to Closing with respect to a breach of such a covenant, such claim shall survive until resolved). The covenants of the Company, Seller and Purchaser set forth herein that contemplate performance after the Closing shall survive the Closing to the extent provided in their respective terms (or, if no term is specified, until fully performed). The Parties acknowledge and agree that the R&W Insurance Policy is intended to be a Contract between Purchaser and the R&W Insurer separate and apart from this Agreement. As such, none of the limitations or exceptions set forth in this Section 11.01 shall in any way limit, affect, restrict, modify or impair the ability of Purchaser to make claims under or recover under the R&W Insurance Policy.

Section 11.02 Indemnification by Seller.

(a) Subject to the terms set forth in this Article XI, from and after the Closing, Seller shall pay, defend, discharge and indemnify each of Purchaser and its Affiliates and their respective Representatives, successors and permitted assigns (collectively, “Purchaser Indemnitees”) against, and hold each of them harmless from, any and all Losses suffered or incurred by any Purchaser Indemnitee (i) to the extent arising or resulting from or in connection with any of the Retained Liabilities (excluding Losses relating to Taxes other than Losses related to the Taxes set forth on Schedule A-7(1) of the Disclosure Schedule), (ii) to the extent specifically attributable to a final settlement or other resolution of the Covered Tax Matter or (iii) to the extent arising or resulting from or in connection with any liability, violation or Proceeding relating to any Environmental Law, Environmental Permit or Hazardous Materials (including any Release or presence of Hazardous Materials and any removal or closure of any underground storage tank or related piping containing Hazardous Materials) associated with the Alcalá Property.

(b) Notwithstanding anything contained in Section 11.02(a), the indemnification obligations of Seller pursuant to Section 11.02(a) are subject to the following limitations.

(i) Seller shall not be required to indemnify the Purchaser Indemnitees in respect of any Losses for which indemnity is claimed under Section 11.02(a)(ii) to the extent that the aggregate amount of such Losses exceeds $960,910.74 (the “Current Amount”) plus the amount of any incremental penalties and interest not currently reflected in the Current Amount and incurred in connection with a final settlement of the Covered Tax Matter.

(ii) Seller shall not be required to indemnify the Purchaser Indemnitees in respect of any Losses for which indemnity is claimed (x) under Section 11.02(a)(ii) to the extent that notice of such Losses is delivered after the two-year anniversary of the Closing Date or (y) under Section 11.02(a)(iii) to the extent notice of such Losses is delivered after the two-year anniversary of the Closing Date (provided that this Section 11.02(b)(ii)(y) shall not apply to any indemnity claim arising or resulting from or in connection with any third-party claim for indemnification received at any time by any Purchaser Indemnitee pursuant to the terms of the relevant sale agreement by which such third party acquired the Alcalá Property if such sale agreement was entered into on or prior to the Closing Date).

(iii) To the extent the aggregate amount of Losses for which an indemnity is claimed under Section 11.02(a)(iii) exceeds $2,000,000, Seller shall not be required to indemnify the Purchaser Indemnitees in respect of such excess amounts.

(c) Prior to the earlier of the two-year anniversary of the Closing Date and the closing of the sale of the Alcalá Property to an unaffiliated third party, neither Purchaser nor any of its subsidiaries shall take any of the actions set forth on Section 11.02(c) of the Disclosure Schedules.

Section 11.03 Indemnification by Purchaser. Subject to the terms set forth in this Article XI, from and after the Closing, Purchaser shall pay, defend, discharge and indemnify each of Seller and its Affiliates and their respective Representatives, successors and permitted assigns (collectively, “Seller Indemnitees”) against, and hold each of them harmless from, any and all Losses suffered or incurred by any Seller Indemnitee (other than Losses relating to Taxes) to the extent arising or resulting from or in connection with any of the Assumed Liabilities.

Section 11.04 Indemnification Procedures.

(a) Claims. In the event any Person (the “Indemnified Party”) should have a claim against Seller or Purchaser (in such capacity, the “Indemnifying Party”) under Section 11.02 or Section 11.03, respectively (a “Claim”), the Indemnified Party shall promptly deliver written notice of such claim (describing such claim in reasonable detail based on what is then known by such Person) to the Indemnifying Party. The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under Section 11.02 or Section 11.03, except to the extent that the Indemnifying Party shall have been materially prejudiced as a result of such failure or as set forth in Section 11.02(b)(ii).

(b) Assumption. If a Claim is made against an Indemnified Party in respect of, arising out of or involving a claim made or Proceeding brought by any third Person (a “Third Party Claim”), the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party, subject to the limitations set forth in this Section 11.04. Should the Indemnifying Party so elect in writing to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the reasonable and documented out-of-pocket fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided in Section 11.04(a)). If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all the Indemnified Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to testify and provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim and which releases the Indemnified Party completely without liability in connection with such Third Party Claim; provided, however, that the Indemnifying Party shall not, without prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would result in (i) injunctive or other nonmonetary relief against the Indemnified Party, including the imposition of an Injunction that would restrict the future activity or conduct of the Indemnified Party or (ii) a finding or admission of fault or misconduct by the Indemnified Party. Notwithstanding anything in this Section 11.04 to the contrary, the Indemnifying Party shall not be permitted to assume the defense of any Third Party Claim if the Third Party Claim seeks imposition of (1) criminal penalties against the Indemnified Party, (2) an Injunction or equitable relief against the Indemnified Party (other than an Injunction or equitable relief that is incidental and de minimis to monetary damages as the primary relief sought) or (3) the Indemnifying Party is also party to the Third Party Claim, and in the opinion of the Indemnified Party’s outside counsel, a conflict exists between the Indemnifying Party and the Indemnified Party (or there are defenses available to the Indemnified Party that are unavailable to the Indemnifying Party).

(c) Covered Tax Matter. Notwithstanding anything in Section 11.04(b) or in this Agreement to the contrary, (i) Seller shall control (including any disposition thereof) any audit or other action, examination or notice of deficiency or other adjustment, assessment or redetermination with respect to the Covered Tax Matter (the “Seller Tax Contest”), (ii) Seller shall not be liable to any Purchaser Indemnitee for any legal expenses incurred by any Purchaser Indemnitee in connection with any Seller Tax Contest, (iii) Purchaser shall have the right (at its sole expense) to participate in any Seller Tax Contest, including to review in advance and reasonably comment upon submissions made in the course of such Seller Tax Contest, and (iv) Seller shall not settle, compromise, or otherwise resolve any Seller Tax Contest without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned, or delayed).

Section 11.05 Calculation of Losses; Mitigation.

(a) The amount of any Loss for which indemnification is provided under this Article XI shall be net of (x) any amounts actually received by the Indemnified Party under insurance policies with respect to such Loss and (y) the amount of any Tax benefit actually realized by the Indemnified Party as a result of incurring the Loss at issue in the taxable year in which such Loss is incurred or paid.

(b) No Indemnified Party shall be entitled to indemnification pursuant to this Article XI with respect to any Loss to the extent that such Loss was reflected in the calculation of the Final Purchase Price as finally determined pursuant to Section 1.04.

(c) No Indemnified Party shall be entitled to recover for the same Loss more than once under this Article XI or otherwise under this Agreement. Notwithstanding anything to the contrary herein or provided under applicable Law, Losses shall not include Losses that are in the nature of (i) diminution in value, exemplary or punitive damages, regardless of the form of action through which they are sought, or (ii) damages calculated on multiplies of earnings or other similar metric approaches, in each case, except to the extent any such Losses are awarded and paid by an Indemnified Party with respect to a Third Party Claim.

(d) Purchaser and Seller shall, and shall cause their respective Affiliates to, cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify the other Party or a Seller Indemnitee or Purchaser Indemnitee hereunder, including by using reasonable efforts to cooperate in good faith to (i) resolve any such claim or liability and (ii) mitigate to the extent required by Law any Loss for which indemnification is sought under this

Agreement; provided, however, that the reasonable and documented out-of-pocket costs of such mitigation shall constitute Losses for purposes of this Agreement.

Section 11.06 Tax Treatment of Indemnification. For U.S. federal and applicable state and local income tax purposes, any indemnity payment made under this Article XI shall be treated as an adjustment to the Purchase Price unless otherwise required by applicable Law.

Section 11.07 Certain Waivers. Each of Purchaser and Seller, for itself and on behalf of its Affiliates and their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors and permitted assigns, intends to and acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable Law, including by contractually shortening the applicable statute of limitations, any and all rights, claims and causes of action it may have against such other Party, its respective Affiliates and its and their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors and permitted assigns relating to the operation of the Company Group or the Business prior to the Closing, whether arising under, or based upon, any Law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law or CERCLA or any other Environmental Law) are hereby irrevocably waived; provided that nothing contained herein shall release, waive or otherwise affect the rights or obligations of any Person (i) under any Other Transaction Documents or the Confidentiality Agreement, (ii) with respect to any provision herein that survives the Closing (including any rights to indemnification under this Article XI) or (iii) for claims of or causes of action arising from Fraud. Purchaser and Seller acknowledge and agree that the agreements contained in this Section 11.07 and the representations and warranties contained in Section 4.09 are an integral part of the Transactions and the inducement of the Parties to consummate the Transactions. Notwithstanding the foregoing, nothing contained in this Section 11.07 shall in any way impair (A) the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Statement and the calculation of the Final Purchase Price pursuant to Section 1.04 or (B) the rights and obligations of Purchaser and the R&W Insurer under the R&W Insurance Policy.

Article XII

MISCELLANEOUS

Section 12.01 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable by any Party (including by operation of Law in connection with a merger, consolidation or sale of all or substantially all of the assets of any Party) without the prior written consent of each other Party. Any attempted assignment in violation of this Section 12.01 shall be null and void.

Section 12.02 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such assigns, any legal or equitable rights hereunder.

Section 12.03 Expenses and Fees. Whether or not the Transactions are consummated, and except as otherwise specifically provided in this Agreement (including in Section 7.01(b) and Section 7.03(a)), all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs or expenses.

Section 12.04 Amendments; Waivers. This Agreement may not be amended, except by an instrument in writing signed by each of the Parties. No purported waiver of any right of a Party to enforce any term, condition or other provision of this Agreement shall be enforceable against such Party unless set forth in an instrument in writing signed by such Party, and any such waiver shall be effective only in the specific instance and for the specific and limited purpose for which it was given and shall not be deemed a waiver of any other right under, or provision of, this Agreement or of the same breach or default upon any recurrence thereof. No failure on the part of any Party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

Section 12.05 Notices. All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been given, made, delivered and received (a) immediately upon delivery by hand, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) immediately upon transmission via e-mail if no automated notice of delivery failure is received by the sender or (d) three (3) Business Days after the date mailed by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the relevant Party at the applicable following address (or at such other address for such Party as shall be specified in a notice given in accordance with this Section 12.05):

(a) if to Purchaser or the Company after Closing,

Oshkosh Corporation
1917 Four Wheel Drive
Oshkosh, WI 54902
Attention: Jason P. Baab
Email: [***]

with a copy (which shall not constitute notice) to

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention: Robert I. Townsend, III, Esq.

Sanjay Murti, Esq.

Email: [***]
[***]

(b) if to Seller or the Company prior to Closing,

John Bean Technologies Corporation

70 West Madison Street
Suite 4400

Chicago, IL 60602

Attention: Brian Deck
Matthew Meister
James Marvin
Kedric Meredith
Email: [***]
[***]
[***]
[***]

with a copy (which shall not constitute notice) to

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Daniel Wolf, P.C.
David M. Klein, P.C.
Steven Y. Li

Email: [***]

[***]
[***]

Section 12.06 Interpretation. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall,” and vice versa. The word “or” shall be construed to have the same meaning and effect as the inclusive term “and/or”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to May 26, 2023. References to “writing”, “written” and variations thereof include any manner of representing or manifesting words in a legible form (including on an electronic or visual display screen) or other non-transitory form. All provisions herein qualified by the term “domestic”, “foreign” or similar terms shall be construed on the basis that the United States is the relevant domestic country. Any reference to “beneficial ownership”, including “beneficial owner,” shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. All terms defined in this Agreement shall have their defined meanings when used in the Disclosure Schedule, any Annex, any Exhibit, any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Unless the context requires otherwise, (i) any definition of or reference to any Law, agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as amended, supplemented or otherwise modified from time to time (subject to any restrictions on such amendments, supplements or modifications set forth therein), (ii) the words “herein”, “hereto”, “hereby”, “hereof” and “hereunder” and words of similar import shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iii) all references herein to Articles, Sections, Annexes or Exhibits shall be construed to refer to Sections, Annexes or Exhibits of this Agreement, (iv) the table of contents and headings contained in this Agreement, the Disclosure Schedule, any Annex and any Exhibit are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, the Disclosure Schedule, any Annex or any Exhibit, (v) any reference in this Agreement to words imparting the singular number only shall include the plural and vice versa, (vi) any reference to days (excluding Business Days) or months shall be deemed to be references to calendar days or months, (vii) if any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be deferred until the next Business Day, (viii) any references to anniversaries, Business Days, days, months, years, dates and other time periods shall be determined based on Eastern time, (ix) references to Seller or the Company having provided to Purchaser or made available to Purchaser or words of similar import with respect to any item provided or made available to Purchaser shall include any item posted prior to date of this Agreement in the data room titled “Project Hawkeye” maintained by Datasite (the “Data Room”) and (x) financial terms used but not defined herein shall have the meanings ascribed to such terms under GAAP. The Disclosure Schedule and all Annexes and Exhibits are hereby incorporated in and made a part of this Agreement as if set forth in full herein. All references to a list or copy of any materials or other information set forth in the Disclosure Schedule or delivered, provided or made available to Purchaser, whether or not such reference is qualified by the words “true”, “complete”, “correct”, “accurate” or any similar word, shall be deemed to refer to a true and complete list or copy thereof. In the event of an ambiguity or a question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 12.07 Disclosure Schedule. Seller and the Company have set forth certain information and other matters in the Disclosure Schedule in a section thereof that corresponds to the Section, or a portion of such Section, to which it relates. Each item set forth in any section, or portion of a section, of the Disclosure Schedule shall be deemed to be disclosed only against the representation and warranty made in the corresponding Section, or portion of a Section, of this Agreement; provided, that if the relevance of any item, information or other matter set forth in any section of the Disclosure Schedule to any other section of the Disclosure Schedule is reasonably apparent from the face of such disclosure, then such item, information or other matter shall be deemed to be disclosed against such other section of the Disclosure Schedule, regardless of whether such item, information or other matter is actually set forth (by cross-reference or otherwise) in such other section of the Disclosure Schedule. The Parties acknowledge and agree that (a) the inclusion of any item, information or other matter in the Disclosure Schedule that is not required by this Agreement to be so included is solely for the convenience of the other Party, (b) the disclosure by any Party of any item, information or other matter in the Disclosure Schedule shall not be deemed to constitute an acknowledgement by such Party that such item, information or other matter is required to be disclosed by the terms of this Agreement, (c) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement, (d) the Disclosure Schedule and the information and other matters contained therein are not intended to broaden or constitute, and shall not be construed as broadening or constituting, representations, warranties or covenants of any Party except as and to the extent provided in this Agreement, (e) disclosure of any item on the Disclosure Schedule shall not constitute or be deemed an admission or indication that such item or matter is material or would have a Company Material Adverse Effect, and shall not imply a measure for materiality for purposes of this Agreement, and (f) no disclosure on the Disclosure Schedule relating to a possible breach or violation of any Contract or Law shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

Section 12.08 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each Party has executed such a counterpart and delivered it to the other Parties. Delivery by a Party of an executed signature page of this Agreement by facsimile, email or other electronic imaging means shall be as effective as delivery by such Party of a manually executed counterpart of this Agreement.

Section 12.09 Entire Agreement. This Agreement, the Other Transaction Documents and the Confidentiality Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

Section 12.10 Severability. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is held to be invalid, illegal or incapable of being enforced under any applicable Law or public policy, all other provisions of this Agreement, and the application of such invalid, illegal or unenforceable provision to any Person or circumstance other than that with respect to whom or which it was held to be invalid, illegal or unenforceable, shall nonetheless remain in full force and effect so long as the economic and legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision, or the application thereof to any Person or any circumstance, is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions are consummated as originally contemplated to the fullest extent possible.

Section 12.11 Specific Performance; Limitation on Liability.

(a) The Parties acknowledge and agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under this Agreement (including by failing to take such actions as are required of it hereunder to consummate the Transactions) in accordance with the applicable terms and conditions hereof or otherwise breaches any provision hereof.

(b) The Parties acknowledge and agree that, (i) prior to the valid termination of this Agreement in accordance with Article IX, each Party shall be entitled to an Injunction or Injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 12.12(a), without proof of damages or otherwise, in addition to any other remedy to which it is entitled under this Agreement or at law or in equity, and (ii) the right of specific performance described in this Section 12.11(b) is an integral part of the Transactions and, without such right, no Party would have entered into this Agreement. Without limitation of the foregoing, the Parties hereby further acknowledge and agree that prior to the Closing, Seller and the Company shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by Purchaser under, this Agreement (including Section 7.01) and, subject to the terms, limitations and conditions in this Agreement (including the satisfaction (or waiver) of the conditions set forth in Article VIII), to cause Purchaser to consummate the Closing and to make the payments contemplated by this Agreement (including Article I), in addition to any other remedy to which Seller or the Company are entitled at law or in equity, including the Company’s right to terminate this Agreement pursuant to Article IX.

(c) Each Party agrees that it will not oppose the granting of an Injunction or Injunctions, specific performance or other equitable relief on the basis that such other Party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or in equity.

(d) The Parties acknowledge and agree that any Party seeking an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.11 shall not be required to post any bond or other security in connection with any such Injunction or Injunctions.

(e) If, prior to the earlier to occur of (i) the Outside Date and (ii) the termination of this Agreement in accordance with Article IX, any Party brings any Proceeding in accordance with Section 12.12 to prevent any breach of this Agreement and to enforce specifically the provisions hereof, the Outside Date shall be automatically extended by (A) the amount of time during which such Proceeding is pending, plus twenty (20) Business Days or (B) such other time period established by the court presiding over such Proceeding, as the case may be.

Section 12.12 Consent to Jurisdiction.

(a) Each Party hereby (i) agrees that any Proceeding arising out of, under or relating to this Agreement or any of the Transactions, whether directly or indirectly, or for recognition or enforcement of any judgment rendered in such a Proceeding, will be heard and determined in the Chancery Court of the State of Delaware (and each Party agrees that no such Proceeding relating to this Agreement will be brought by it or any of its Affiliates except in such court), subject to any appeal; provided, that, if the Chancery Court of the State of Delaware lacks subject matter jurisdiction over such a Proceeding, then such Proceeding may be brought in any Delaware state court or any federal court located in the State of Delaware, (ii) irrevocably and unconditionally submits to the exclusive jurisdiction of any such court in any such Proceeding and (iii) agrees not to commence any Proceeding arising out of, under or relating to this Agreement or any of the Transactions in any jurisdiction or courts other than as provided herein.

(b) Each Party further agrees that service of any process, summons, notice or document by United States registered mail to such Party’s address set forth in Section 12.05 shall be effective service of process on such Party for any Proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 12.12.

(c) Each Party, on behalf of itself and on behalf of each of its Affiliates, hereby (i) irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Agreement or any of the Transactions in any court referenced in Section 12.12(a), (ii) irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum and (iii) agrees that a final judgment in any such Proceeding brought in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 12.13 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS, WHETHER DIRECTLY OR INDIRECTLY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.13.

Section 12.14 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 12.15 Conflicts. Recognizing that Kirkland & Ellis LLP has acted as legal counsel to Seller, its Affiliates and the members of the Company Group prior to the Closing, and that Kirkland & Ellis LLP intends to act as legal counsel to Seller and its Affiliates (which will no longer include the members of the Company Group) after the Closing, each of Purchaser and the Company hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Kirkland & Ellis LLP representing Seller and/or its Affiliates after the Closing, in each case, in connection with any dispute, Proceeding or obligation arising out of or relating to this Agreement or the Transactions. In addition, Purchaser agrees that all communications prior to the Closing among Kirkland & Ellis LLP and Seller, its Affiliates or the Company Group and all attorney work product that in either case relate to the Transactions (collectively, the “Protected Information”), the attorney-client privilege, the expectation of client confidence, all attorney work product protections and all similar protections belong to Seller and may be controlled by Seller and shall not pass to or be claimed by Purchaser or the Company. The Protected Information is the property of Seller, and from and after the Closing, none of the Company, or any Person purporting to act on behalf of or through the Company, will seek to obtain such communications or work product, whether by seeking a waiver of the attorney-client privilege or work product protection or through other means. The Protected Information may be used by Seller or any of its Affiliates in connection with any dispute that relates in any way to the Transactions and the Company and Purchaser shall have no right to use or rely on the Protected Information. Further, the Company shall not have access to any Protected Information, or to the files of Kirkland & Ellis LLP relating to its engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (a) Seller and its Affiliates (and not the Company) shall be the sole holders of the attorney-client privilege, any attorney work product or any similar protections with respect to such engagement, and the Company shall not be a holder thereof, (b) to the extent that files of Kirkland & Ellis LLP in respect of such engagement constitute property of the client, only Seller and its Affiliates (and not the Company) shall hold such property rights and (c) Kirkland & Ellis LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company by reason of any attorney-client relationship between Kirkland & Ellis LLP and the Company or otherwise.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

John Bean Technologies Corporation
By:	/s/ Brian A. Deck
Name: Brian A. Deck
Title: President and Chief Executive Officer

[Signature Page to Stock and Asset Purchase Agreement]

JBT AeroTech Corporation
By:	/s/ David C. Burdakin
Name: David C. Burdakin
Title: President

Oshkosh Corporation
By:	/s/ Michael E. Pack
Name: Michael E. Pack
Title: Executive Vice President and Chief Financial Officer

ANNEX A

DEFINITIONS

“$” means lawful money of the United States of America.

“Accounting Principles” means the accounting methods, policies, practices, procedures, classifications, judgments, or methodologies set forth in Annex B.

“Acquisition” means the sale by Seller and its applicable subsidiaries to Purchaser and its applicable subsidiaries, and the purchase by Purchaser and its applicable subsidiaries from Seller and its applicable subsidiaries, of all of the outstanding Shares and the Local Transferred Assets.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For the avoidance of doubt, each member of the Company Group (a) shall be an Affiliate of Seller, and shall not be considered an Affiliate of Purchaser, prior to the Closing and (b) shall be an Affiliate of Purchaser, and shall not be considered an Affiliate of Seller, from and after the Closing.

“Alcalá Property” means that certain Owned Property owned by John Bean Technologies Spain S.L. and located at Ctra., Barcelona KM. 34,400, Alcalá de Henares, Madrid, Spain.

“Antitrust Law” means any federal, state, provincial and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assumed Liabilities” means all obligations and Liabilities to the extent arising out of, or relating to, the Business (including the ownership or operation thereof), whether any such Liability arises before or after the Closing, is known or unknown or is contingent or accrued; provided that, notwithstanding anything to the contrary herein, no liability for Taxes shall constitute an Assumed Liability; provided, further, that no obligations or Liabilities to the extent arising out of, or relating to, the Excluded Assets shall constitute Assumed Liabilities. For the avoidance of doubt, Assumed Liabilities shall (a) include (i) all obligations (other than Taxes) of the type included in the calculation of Funded Debt and Working Capital of the Company Group and (ii) the Local Assumed Liabilities and (b) exclude all Retained Liabilities.

“Bankruptcy Code” means the United States Bankruptcy Code, as amended, modified, succeeded or replaced from time to time.

“Base Purchase Price” means $800,000,000.

“Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case, whether or not subject to ERISA, and any other plan, program, policy or arrangement providing for severance or retention benefits, profit-sharing, bonuses, stock options, stock appreciation, stock purchase or other stock-related rights, incentive or deferred compensation, change-in-control benefits, paid time off benefits, health or medical benefits, dental benefits, disability benefits, post-employment or retirement benefits, in each case, that is sponsored or maintained by Seller or any of its Affiliates, or to which Seller or its Affiliates makes contributions or is required to make contributions, for the benefit of any Business Employee or Former Business Employee, but excluding any Multiemployer Plan and any plan, program or arrangement mandated by applicable Law or sponsored or maintained by a Governmental Entity.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City.

Annex A – 1

“Business Employee” means each employee of Seller or any of its Affiliates (including any member of the Company Group) who spends at least 50% of his or her working time on the Business, in each case, including each such employee who, as of the Closing Date, is on short term disability, long term disability, military leave or an approved leave of absence.

“Cash” means, as of any time of determination, and without duplication of any component, an amount equal to (a) the aggregate amount of cash, cash equivalents and marketable securities, in each case, held by the members of the Company Group (whether on hand or in deposit, checking, brokerage or other accounts of a financial institution) plus (b) the aggregate amount of checks, wires, transfers and drafts received or deposited for the account of the members of the Company Group, but only to the extent not included as a current asset in the calculation of Working Capital, minus (c) the aggregate amount of uncleared checks, wires, transfers and drafts issued by the members of the Company Group, but only to the extent not included as a current liability in the calculation of Working Capital, in each case determined and calculated in accordance with the Accounting Principles; provided, however, that “Cash” shall exclude (i) any Restricted Cash and (ii) any proceeds from the Specified Property Sale. For the avoidance of doubt, Cash shall not include any item to the extent included in the calculation of Working Capital.

“CERCLA” means the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980.

“Closing Date Purchase Price” means the Purchase Price calculated using the estimates included in the Estimated Statement.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Benefit Plan” means each Benefit Plan (or portion thereof) sponsored or maintained by one or more members of the Company Group.

“Company Group” means the Company and each Company Subsidiary.

“Company Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences, has, or would reasonably be expected to have, a material adverse effect on the assets, Liabilities, financial condition or results of operations of the Company Group, taken as a whole (excluding the Retained Business and the Retained Liabilities), or the Business; provided, however, that a “Company Material Adverse Effect” shall exclude any such change, effect, event or occurrence to the extent resulting from (i) any change, effect, event or occurrence in the credit, financial or capital markets or the economy in general, including changes in interest or exchange rates, (ii) any change in regulatory, legislative or political conditions, (iii) any change to applicable Law or applicable accounting regulations or principles, including GAAP, or the interpretation or enforcement of any of the foregoing, (iv) any change, effect, event or occurrence in general in any of the industries or geographic areas in which the Company operates, (v) the negotiation or execution and delivery of this Agreement or any Other Transaction Document, the consummation of the transactions contemplated hereby or thereby, the identity of, or any facts or circumstances relating to, Purchaser or its Affiliates or any action or inaction by Purchaser or its Affiliates, or the announcement or other publicity with respect to any of the foregoing (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, labor unions or regulators or any Proceedings resulting or arising therefrom); provided that this clause (v) shall not apply with respect to (1) any representation or warranty set forth in Section 2.03 or Section 3.03 or (2) any condition to Closing set forth in Article VIII related to the foregoing clause (v)(1); (vi) any act or threat of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening of the foregoing, any hurricane, flood, tornado, earthquake or natural disaster, or any other force majeure event, whether or not caused by any Person, or any national or international calamity or crisis, (vii) COVID-19, the enactment of any Pandemic Measures or any other epidemic, pandemic, plague, outbreak of illness or public health event, (viii) the enactment of any Cybersecurity Measures, (ix) any action or inaction by Seller, the Company or any of their respective Affiliates, which action or inaction is required by this Agreement or any of the Other Transaction Documents (other than any action required by Section 5.02(a)), and any omission by Seller, the Company or any of their respective Affiliates of an action requiring Purchaser’s consent and which consent was not granted, (x) any failure of the Company to meet any internal or external projection, estimate, budget, prediction, plan, milestone or forecast (provided that any change, effect, event or occurrence or combination thereof underlying such failure may be taken into account in

Annex A – 2

determining whether a Company Material Adverse Effect has or would reasonably be expected to occur (to the extent such change, effect, event or occurrence or combination thereof is not otherwise excluded from this definition of Company Material Adverse Effect)), or (xi) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity, except, in the case of each of clauses (i), (ii), (iii), (iv), (vi), (vii), (viii) and (xi), to the extent that the Company is disproportionately affected thereby as compared with other participants in the industry in which the Company operates (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Subsidiaries” means each of the Company’s subsidiaries.

“Competitive Business” means any business involving the provision of any of the products, services or offerings set forth in the definition of Business as conducted as of the date hereof in any country which the Business is conducted, operated or marketed as of the date hereof or as of the Closing.

“Confidentiality Agreement” means that certain letter agreement, dated as of July 31, 2019, by and between Seller and Purchaser, as amended by that certain letter amendment, dated as of December 19, 2022.

“Consolidated Tax Return” means any Tax Return of the Seller Tax Group with respect to any U.S. federal, state or local or non-U.S. Taxes (including income Taxes) that are paid on an affiliated, consolidated, combined, unitary or similar group basis.

“Contract” means any agreement, contract, lease, sublease, license, sublicense, indenture, mortgage, deed of trust or other legally binding commitment or arrangement.

“Covered Tax Matter” means the matter set forth in Section 11.02(b) of the Disclosure Schedule.

“COVID-19” means SARS-CoV-2 or COVID-19, and any future resurgences, evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Cybersecurity Measures” means any measures enacted or regulations promulgated by a Governmental Entity relating to cybercrime, cyberterrorism, ransomware, malware, privacy or the protection of personally identifiable information.

“Data Protection Law” means all applicable Laws relating to the privacy, security, collection, processing or other use of Personal Data in any relevant jurisdiction.

“Data Security Breach” means an event leading to any unauthorized access, use, modification or disclosure, unavailability, destruction or loss of Personal Data.

“Disclosure Schedule” means the disclosure schedule attached hereto and incorporated herein.

“Environmental Law” means any Law or Injunction relating to public or worker health and safety (as relates to exposure to hazardous or toxic materials), pollution or protection of the environment, including all those relating to the generation, storage, treatment, transportation, disposal, cleanup, Release or threatened Release of any hazardous materials, substances or wastes, petroleum products or byproducts, pesticides, pollutants, contaminants, toxic chemicals, asbestos, per- or poly-fluorinated substances or polychlorinated biphenyls.

“Environmental Permit” means any license, certificate, permit, authorization, registration or approval required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person which is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliate service group” with the Company Group as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

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“Evaluation Material” has the meaning ascribed to such term in the Confidentiality Agreement.

“Excluded Assets” means the property of Seller and its Affiliates set forth or described on Schedule A-2 of the Disclosure Schedule, which property is not to be transferred to Purchaser or its subsidiaries hereunder.

“Final Purchase Price” means the Purchase Price as finally determined in accordance with Section 1.04.

“Former Business Employee” means any former employee of any member of the Company Group.

“Fraud” means a fraudulent act committed by a Party with the intent to deceive another Party hereto and to induce that Party to enter into this Agreement, and requires a false representation of material fact made in a representation or warranty set forth in Article II, Article III or Article IV or any certificate delivered pursuant to this Agreement; provided, that, such fraudulent act of such Party shall only be deemed to exist if (a) (x) in the case of Purchaser, a senior management officer of Purchaser or (y) in the case of Seller or the Company, a Person included in the definition of Knowledge of Seller, in each case, had actual knowledge (and not imputed or constructive knowledge) of the breach of the applicable representations or warranties when such representations or warranties were made, (b) such Person made such representations or warranties with an intention to induce the Party to whom such representation was made to act or refrain from acting, (c) the Party to whom such representation or warranty was made actually relied on such representation and warranty and was justified in such reliance, and (d) such Party suffered actual damage by reason of such justified and actual reliance. For the sake of clarity, any Fraud claim brought against Seller or the Company shall require proving each of the elements set forth in clauses (a) through (d) of the foregoing sentence with respect to Seller or the Company, and Seller shall not be responsible for the Fraud of any other Person except for the Company. For the avoidance of doubt, Fraud does not include equitable fraud, promissory fraud, unfair dealings fraud or any torts (including fraud) based on constructive or imputed knowledge, negligence or recklessness.

“Funded Debt” means, as of any time of determination, without duplication of any component, an amount equal to the sum of all obligations (including the aggregate amount of principal and accrued or unpaid interest, prepayment and redemption premiums or penalties (including breakage costs, penalties and fees), if any, unpaid fees or expenses and other monetary obligations) of the members of the Company Group (a) for indebtedness for borrowed money or evidenced by notes, debentures, bonds, debt securities or other similar instruments, (b) for the net payment amount required to settle all obligations of the members of the Company Group under interest rate, currency, swap or other hedging arrangements or derivatives, (c) for all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the members of the Company Group, (d) for the deferred or unpaid purchase price of property, businesses, assets, securities or services for earn outs (contingent or otherwise), seller notes, purchase price adjustments, holdbacks or other similar obligations (in each case, calculated in accordance with GAAP and excluding trade payables or inventory in the ordinary course of business), (e) solely to the extent drawn upon, evidenced by letters of credit, banker’s acceptances, fidelity or similar instruments or facilities, (f) for any lease classified as a capital lease or finance lease in the Financial Statements or required to be classified as a capital lease or finance lease in accordance with the Accounting Principles, (g) for any declared or unpaid dividends or distributions or other amounts owed to Seller or its Affiliates (other than to any member of the Company Group) and (h) all obligations of the types described in clauses (a) through (g) of any other Person guaranteed by, or secured by any Lien on any property or assets of, the members of the Company Group, in the case of each of clauses (a) through (g), determined and calculated in accordance with the Accounting Principles, plus all obligations described on Schedule A-3 of the Disclosure Schedule, plus the Pre-Closing Tax Amount; provided, that in no event shall Funded Debt include unamortized debt issuance costs. For the avoidance of doubt, Funded Debt shall not include any item to the extent included in the calculation of Working Capital or Unpaid Company Transaction Expenses, or any obligation which Seller has agreed to assume or retain in accordance with the provisions of this Agreement.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any supranational, federal, state, provincial or local (a) government, or any division, agency, commission or instrumentality thereof, (b) arbitration tribunal or (c) court.

“Guarantee” means any guarantee, covenant, indemnity, banker’s acceptance surety bond, letter of credit, comfort letter, or similar assurance of credit support.

Annex A – 4

“Hazardous Material” means any petroleum or petroleum product, radioactive material or waste, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls, per- or poly-fluorinated substances and other chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law.

“HR TSA End Date” means December 31, 2023.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“Income Tax” means any Tax imposed on or measured by net income.

“Income Tax Return” means a Tax Return that is filed with respect to Income Taxes.

“Injunction” means any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued or granted by a Governmental Entity having jurisdiction over the subject matter thereof and any Person or property bound thereby.

“Intellectual Property” means, collectively, the following intellectual property and other proprietary rights throughout the world, whether existing under common law, statue or equity: (i) patents and patent applications, statutory invention registrations, registered designs and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, renewals and reexaminations in connection therewith (“Patents”); (ii) trademarks, service marks, brand names, logos, slogans, trade names, trade dress, corporate names and other indicia of origin and source identifiers, together with any applications for registration, registrations and renewals of, and the goodwill associated with, any of the foregoing (collectively, the “Marks”); (iii) Internet domain names and social media accounts (together, the “Internet Properties”); (iv) copyrights and copyrightable works of authorship, including copyrights in Software, together with any applications for registration, registrations and renewals of any of the foregoing; (v) trade secrets, know-how and other confidential and proprietary business information (including such information that derives independent value from not being known to other persons, inventions, formulae, processes, databases, data, ideas, specifications, methods and technology)(collectively, the “Trade Secrets”) and (vi) Software.

“Intellectual Property License Agreement” means the Intellectual Property license agreement to be entered into by Seller and the Company, which shall reflect the terms and conditions set forth in Exhibit A to this Agreement.

“Inventory” means all raw materials, work-in-process, parts, spare parts, packaging materials, labels, supplies, finished goods (including in transit, on consignment or in the possession of any third party) and other inventories.

“Knowledge of Seller” means the actual knowledge of Dave Burdakin, Ed Schodrof, Chuck Durst, Brian DeRoche and Frank Moore, after reasonable inquiry of the employees of Seller or its applicable subsidiaries that directly report to such individual, but without further investigation by such individuals.

“Law” means any law (including any common law), statute, legally binding rule, ordinance or regulation.

“Liabilities” means liabilities, obligations, and commitments of whatever kind and nature, primary or secondary, direct or indirect, absolute or contingent, known or unknown, whether or not accrued.

“Limited Consent and Release” means the limited consent and release to be entered into by Seller, John Bean Technologies Europe B.V. (“Dutch Borrower”), the Lenders (as defined therein) party thereto and Wells Fargo Bank, National Association, as administrative agent for the Lenders (in such capacity, the “Administrative Agent”), in the form of Exhibit C to this Agreement, with such changes as requested by the Administrative Agent or any Lender to the extent that such changes do not impair the ability of Seller to comply with its obligations under Section 5.06(a).

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“Local Assumed Liabilities” means the Liabilities set forth or described on Schedule A-4 of the Disclosure Schedule.

“Local Transferred Assets” means the property of Seller and its Affiliates set forth or described on Schedule A-5 of the Disclosure Schedule.

“Losses” means losses, claims, damages, judgments, settlements, fines, penalties, interest, costs or expenses (including reasonable and documented out-of-pocket legal fees and expenses).

“LTD Employee” means each Business Employee who is receiving (i) long-term disability benefits as of the Closing Date or (ii) short-term disability benefits as of the Closing Date that are expected to continue for more than six months from the commencement of such benefits (as determined in good faith by Seller consistent with past practice), in the case of each of clauses (i) and (ii), pursuant to a Seller Benefit Plan.

“Marks” has the meaning set forth in the definition of Intellectual Property in this Annex A.

“Material Customers” means the twenty (20) largest customers of the Business, taken as a whole, in terms of revenue generated from each such customer during the twelve (12)-month period ended March 31, 2023.

“Material Suppliers” means the fifteen (15) largest vendors, suppliers or service providers of the Business, taken as a whole, in terms of purchases from or payments to (by value) such vendors in connection with the Business during the twelve (12)-month period ended March 31, 2023.

“Measurement Time” means 12:01 a.m., New York City time, on the Closing Date.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NSIA” means the National Security and Investment Act 2021 (United Kingdom) and any regulations made or issued thereunder.

“ordinary course of business” means, with respect to any Person, in the ordinary course of such Person’s business consistent with past practice; provided, that for purposes of Section 5.02(a), “ordinary course of business” means, with respect to the Business, in the ordinary course of business and shall not include “consistent with past practice.”

“Other Transaction Documents” means the Transaction Documents other than this Agreement.

“Pandemic Measures” shall mean any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, workforce reduction, safety or any other similar Law, order, directive, protocol, guidelines or recommendations by any applicable Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“Permit” means any license, certificate, permit, authorization, registration or approval issued or granted by a Governmental Entity, excluding any Environmental Permit.

“Permitted Lien” means any (i) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Lien arising or incurred in the ordinary course of business and not yet due and payable or that is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) Lien to secure the payment of any obligation in respect of workmen’s compensation, unemployment or other insurance, old-age pension or other social security Law, (iii) Lien to secure the performance of any bid, tender, lease, contract, public or statutory obligation, surety, stay or appeal bond or other similar obligation arising in the ordinary course of business, (iv) Lien arising under or with respect to any original purchase price conditional sales contract or equipment lease entered into in the ordinary course of business, (v) Lien for any Tax, assessment and other governmental charge that is not yet due and payable or that is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with

Annex A – 6

GAAP, (vi) non-exclusive license of Intellectual Property entered into in the ordinary course of business, (vii) Real Property Permitted Lien, (viii) Lien that will be released prior to or at the Closing, (ix) Lien described in any Disclosure Schedule (x) Lien arising from any provision of any Transaction Document or (xi) Lien that does not, individually or in the aggregate, materially impair the continued use and operation of the properties and assets to which such Lien relates in the conduct of the Business as presently conducted; provided, that this clause (xi) shall not apply to any Lien on Company Intellectual Property.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Personal Data” means any (i) information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, with a particular natural individual, or (ii) “nonpublic personal information,” or “personally identifiable information,” or “personal data,” as defined under applicable Data Protection Laws.

“Pre-Closing Tax Amount” means the positive amount, if any, of accrued but unpaid Income Taxes (whether or not due or payable) of any member of the Company Group (A) for the taxable period (or portion thereof) ending on the Closing Date, and the immediately preceding taxable period if an Income Tax Return for such immediately preceding taxable period has not yet been filed, or (B) that result from the Company Internal Reorganization and either are allocable to the taxable period (or portion thereof) ending on the Closing Date or that are deferred to the taxable period (or portion thereof) beginning on the day after the Closing Date (such deferred Taxes, “Covered Re-Org Taxes”) (but in the case of any such deferred Taxes, excluding, for the avoidance of doubt, any Taxes attributable to the utilization or disposition of any assets in the taxable period (or portion thereof) beginning on the day after the Closing Date) (but not including, in any case in this defined term and for the avoidance of doubt, any Taxes with respect to a Consolidated Tax Return); provided that, notwithstanding anything herein to the contrary, this definition shall be calculated (i) as of the end of the day on the Closing Date (after giving effect to the Closing), (ii) with respect to a Straddle Period, in accordance with Section 7.06(e), (iii) excluding all Tax attributes of any member of the Company Group which are not used in the taxable period (or portion thereof) ending on the Closing Date or the immediately preceding taxable period (except for any such Tax attributes that can be utilized against any Covered Re-Org Taxes), (iv) based on the historical practices and procedures of the applicable member of the Company Group (including any elections, methods of accounting, and other filing positions) and only in jurisdictions where the applicable member of the Company Group has historically filed Income Tax Returns, (v) by taking all Transaction Tax Deductions into account in Pre-Closing Tax Periods (to the extent allocable thereto at a “more likely than not” (or higher) level of confidence) and applying the seventy percent (70%) safe harbor election under Revenue Procedure 2011-29 to any “success-based fees”, (vi) by excluding any reserves for contingent Tax or uncertain Tax positions and by excluding any deferred Tax items, (vii) by excluding any Taxes attributable to Purchaser’s financing, (viii) by excluding any Taxes attributable to transactions occurring outside the ordinary course of business on the Closing Date and after the time of the Closing, and (ix) by taking into account all payments of Taxes (including for estimated Taxes) made by any member of the Company Group before the Closing.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.

“Privacy and Data Security Requirements” means, with respect to the Business, (i) any Data Protection Law, (ii) all obligations under all Contracts to which Seller or any of its subsidiaries is a party or is otherwise bound that relate to Personal Data or protection of Personal Data on its IT Systems and (iii) all publicly-posted policies (including if posted on the products and services provided by the Business) regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification, protection or processing of Personal Data.

“Proceeding” means any lawsuit, claim, suit, action, arbitration or similar legal proceeding before a Governmental Entity having jurisdiction over the subject matter thereof and the parties thereto.

“Purchase Price” means an amount equal to:

(i) Base Purchase Price, plus

Annex A – 7

(ii) Cash as of the Measurement Time (but giving effect to any subsequent cash dividends or distributions to Seller or its Subsidiaries (other than the Company Group) in each case after the Measurement Time but prior to the Closing), minus

(iii) Funded Debt as of the Measurement Time (but giving effect to any subsequent incurrence of Funded Debt after the Measurement Time but prior to the Closing), minus

(iv) Unpaid Company Transaction Expenses incurred but not paid at or prior to the Closing, minus

(v) the amount, if any, by which Working Capital as of the Measurement Time is less than the Target Working Capital, plus

(vi) the amount, if any, by which Working Capital as of the Measurement Time is greater than the Target Working Capital.

“Purchaser Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences, has, or would reasonably be expected to have, a material adverse effect on the ability of Purchaser to (a) consummate the Transactions or (b) perform its obligations under this Agreement or any of the Other Transaction Documents.

“Real Property Permitted Lien” means any (a) Lien that has been placed by any developer, landlord or other third party on any (i) Leased Property or (ii) property over which the Company has easement rights, in each case, together with any subordination or similar agreements relating thereto, (b) right of any landlord pursuant to any Lease, (c) applicable zoning or building code or other similar applicable Law imposed by a Governmental Entity, which are not violated by the use or occupancy or the operation of the Business as currently conducted thereon, (d) condition that would be shown by a current, accurate survey of any Real Property provided to Purchaser prior to the date of this Agreement, or (e) recorded or unrecorded easement, covenant, right-of-way or other similar non-monetary title defect affecting title to Real Property, in each case, which do not, individually or in the aggregate, materially impair the use or occupancy of the Real Property or the operation of the Business as currently conducted.

“Records” means all books, records and documents, in any form or medium, including (a) books of account, (b) ledgers, (c) general, financial and accounting records (d) files, (e) invoices, (f) lists of customers and suppliers, (g) other distribution lists, (h) billing records, (i) sales and promotional literature, (j) manuals and (k) correspondence, in each case, in any form or medium; provided, that this term shall not include any Tax Return of, or with respect to, any Seller Tax Group.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, disposal, deposit, discharge or leaching into or migration through the indoor or outdoor environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

“Representative” means, with respect to any specified Person, any officer, director, employee, attorney, auditor, financial or other advisor or other agent or representative of such specified Person.

“Restricted Cash” means cash, cash equivalents or marketable securities which are not freely usable or distributable by the members of the Company Group because it is subject to legal, contractual or other restrictions on use or distributions.

“Restricted Period” means a period of three (3) years after the Closing Date.

“Restrictive Covenant Agreement” means for each Business Employee, any Benefit Plan or other Contract (or portion thereof) that contains non-competition, non-solicitation, confidentiality, non-disparagement, or similar restrictive covenant obligations.

Annex A – 8

“Retained Business” means any business conducted by Seller and its Affiliates, whether undertaken prior to or after the date of this Agreement, other than the Business.

“Retained Liabilities” means all obligations and Liabilities (a) to the extent arising out of, or relating to, the Retained Business (including the ownership or operation thereof) or the Excluded Assets or (b) set forth on Schedule A-7 of the Disclosure Schedule, in each case, whether any such obligation or Liability arises before or after the Closing, is known or unknown or is contingent or accrued; provided that, notwithstanding anything to the contrary herein, except as set forth on Schedule A-7(1) of the Disclosure Schedule, no Liability for Taxes shall constitute a Retained Liability. For the avoidance of doubt, Retained Liabilities shall include all obligations (other than Taxes not set forth on Schedule A-7(1) of the Disclosure Schedule) of the type included in the definition of Funded Debt and Working Capital of Seller and its Affiliates (other than the Company Group).

“R&W Insurance Policy” means a buyer-side representations and warranties insurance policy to be issued to Purchaser in connection with this Agreement.

“R&W Insurer” means the insurers issuing the R&W Insurance Policy.

“Sanctioned Country” means any country or territory that is the target of a comprehensive trade embargo by the United States (presently, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person who is, or is owned or controlled by Persons that are (a) located, organized, or resident in a Sanctioned Country, (b) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, Her Majesty’s Treasury of the United Kingdom, or any other relevant Sanctions authority, or (c) otherwise the subject or target of Sanctions.

“Sanctions” means, with respect to any Person, any economic sanctions laws, regulations, embargoes, restrictive measures, lists of blocked or otherwise restricted persons, including those administered, enacted or enforced from time to time by the United States (including, without limitation, OFAC, the U.S. Department of State and U.S. Department of Commerce), the United Nations Security Council, the European Union or any European Union member state, Her Majesty’s Treasury of the United Kingdom, or any other jurisdiction in which such Person or any of its subsidiaries does business or is otherwise subject to jurisdiction.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” means each Benefit Plan other than a Company Benefit Plan.

“Seller Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of December 14, 2021, by and among Seller, John Bean Technologies Europe B.V., Wells Fargo Bank, N.A., as administrative agent, and the lenders from time to time party thereto.

“Seller Credit Documents” means (a) the Seller Credit Agreement, (b) the US Collateral Agreement, dated as of June 19, 2018, executed by Seller and certain of its subsidiaries in favor of Wells Fargo Bank, N.A., and (c) the other Collateral Documents (as defined in the Seller Credit Agreement) entered into in connection with the Seller Credit Agreement.

“Seller Public Filings” means all documents or other materials filed with or furnished to the U.S. Securities and Exchange Commission by Seller or any of its predecessors and made publicly available since January 1, 2021.

Annex A – 9

“Seller Retained Licensed Intellectual Property” means any Intellectual Property (excluding registered Marks and Internet Properties) owned by Seller or any of its Affiliates as of the Closing that is used or practiced (or held for use or practice) in or in connection with the Business on or before the Closing Date.

“Seller Tax Group” means any consolidated, combined, unitary or similar Tax group of which Seller or any of its Affiliates (other than the Company) is the common parent.

“Seller Trading Price” means the average of the volume-weighted averages of the trading prices of a share of Seller common stock trading on the “regular way” basis on the New York Stock Exchange on each of the fifteen (15) consecutive trading days ending on (and including) the last trading day prior to the Closing Date.

“Selling Entities” means, collectively, Seller and all subsidiaries of Seller (other than the members of the Company Group) that own any Local Transferred Assets or that have obligations or liabilities in respect of any Local Assumed Liabilities, and “Selling Entity” means any of the Selling Entities.

“Share Assignment Agreement” means a customary transfer and assignment agreement to be entered into by Seller and Purchaser with respect to the Shares, in form and substance reasonably satisfactory to Seller and Purchaser.

“Shared Contract” means any Contract to which Seller or any of its Affiliates (including any member of the Company Group) is a party (or by which properties of any member of the Company Group or the Business are bound), on the one hand, and a third-party counterparty, on the other hand, that relates in any material respect to both the Business and the Retained Business.

“Software” means all (a) computer programs, applications and other software in any form including object code, source code, middleware, firmware and embedded versions thereof and any and all software implementations of algorithms, models and methodologies, whether in source code or object code form, and (b) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Solvent” means, as of any time of determination, and with respect to any specified Person, that (a) the aggregate value of the combined assets of such Person and its subsidiaries (determined and calculated in accordance with GAAP) will, as of such time, exceed the aggregate value of the combined liabilities of such Person and its subsidiaries (determined and calculated in accordance with GAAP) as of such time, (b) such Person and its subsidiaries have not, and do not intend or reasonably expect to incur, as of such time, combined liabilities (determined and calculated in accordance with GAAP) beyond their collective ability to pay such liabilities as such liabilities become absolute and mature and (c) such Person and its subsidiaries, on a consolidated basis, do not have, as of such time, an unreasonably small amount of capital and liquidity with which to conduct their business.

“Specified Assets” means the property of Seller and its Affiliates set forth or described on Schedule A-6 of the Disclosure Schedule.

“Straddle Period” means a taxable period beginning on or before the Closing Date and ending after the Closing Date.

“subsidiary” means, with respect to any Person, another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of such first Person’s board of directors or other analogous governing body (or, if there are no such voting securities or interests, fifty percent (50%) or more of the equity interests of which) is owned or controlled directly or indirectly by such first Person or by another subsidiary of such first Person.

“Target Working Capital” means $148,500,000.

Annex A – 10

“Tax” means any federal, state, provincial or local tax or similar duty, fee or charge or assessment thereof imposed by a Governmental Entity, in each case in the nature of a tax, including any interest, penalty or additional amount imposed with respect thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the imposition of any Tax.

“Trade Laws” means, with respect to any Person, all applicable customs, import and export Laws in jurisdictions in which such Person or any of its subsidiaries does business or is otherwise subject to jurisdiction, including but not limited to (i) all U.S. import, export, re-export and transfer of products, software, technical data, services and technologies Laws (including those Laws under the authority of U.S. Departments of Commerce, Homeland Security, State, and Treasury) and (ii) all comparable applicable Laws in each of the jurisdictions outside the U.S. in which the Business is or in the past has been conducted or in which any member of the Company Group does or in the past has done business directly or indirectly.

“Transaction Documents” means (a) this Agreement, (b) the Intellectual Property License Agreement, (c) the Transition Services Agreement, (d) the Share Assignment Agreement, (e) each Transferred Asset Assignment and Assumption Agreement and Bill of Sale, (f) each Local Transfer Agreement (if any) and (g) the Employee Transfer Agreement.

“Transaction Tax Deductions” means any loss or deduction, which is deductible for applicable Tax purposes, resulting from or attributable to (a) the payment of Unpaid Company Transaction Expenses; (b) the payment of fees, expenses and interest (including amounts treated as interest for Tax purposes and any breakage fees or accelerated deferred financing fees) incurred by the Company Group with respect to the payment of Funded Debt in connection with the transactions contemplated by this Agreement, to the extent such amounts are included in the determination of Funded Debt; and (c) any other transaction costs of the Company Group with respect to the transactions contemplated hereby that would have been included in clauses (a) or (b) but were paid prior to the Closing Date.

“Transactions” means the Acquisition and the other transactions contemplated by this Agreement.

“Transfer Date” means (i) for Business Employees (other than LTD Employees and Specified Employees), the Closing Date and (ii) for LTD Employees and Specified Employees, the date such employee commences employment with Purchaser or one of its Affiliates (including, following the Closing, any member of the Company Group).

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, value-added, registration, and other similar Taxes (including all applicable real estate transfer Taxes).

“Transferred Asset Assignment and Assumption Agreement and Bill of Sale” means each Transferred Asset Assignment and Assumption Agreement and Bill of Sale for Local Transferred Assets and Local Assumed Liabilities to be entered into by a Selling Entity, on the one hand, and Purchaser or its designated subsidiaries, on the other hand, in each case, in form and substance reasonably satisfactory to Seller and Purchaser.

“Transferred IP” means all Intellectual Property set forth on Schedule A-6 of the Disclosure Schedule under the header “Transferred IP”.

“Transition Services Agreement” means the transition services agreement to be entered into by Seller and the Company, in substantially the form of Exhibit B to this Agreement.

“Unpaid Company Transaction Expenses” means, without duplication, the aggregate amount of (i) all fees, costs, commissions, expenses (in each case, to the extent unpaid as of the Closing) incurred, payable or reimbursable by any member of the Company Group in connection with the negotiation, documentation and consummation, as applicable, of the Transaction Documents and the transactions contemplated thereby, including for counsel, brokers, accountants, advisors or

Annex A – 11

other advisors or service providers, (ii) all change of control, bonus, retention, severance or other similar payments that are payable by the Company Group to any current or former officer, director, employee, consultant or contractor or any other third party as a result of the consummation of the Transactions (whether or not immediately due upon the Closing) (and, in each case, not conditioned upon any other event following the Closing), including the amount of the employer portion of any payroll, social security, unemployment or other similar employment Taxes payable in connection with such payments, and (iii) any Transfer Taxes allocated to Seller under Section 7.06(g). For the avoidance of doubt, Unpaid Company Transaction Expenses shall not include any item to the extent included in the calculation of Cash, Funded Debt or Working Capital.

“WARN Act” means the Workers Adjustment and Retraining Notification Act, as amended.

“Willful Breach” means an action or failure to act by one of the Parties that constitutes a material breach of this Agreement, and such action was taken or such failure occurred with such Party’s knowledge or intention that such action or failure to act would reasonably be expected to constitute a material breach of this Agreement, including a failure by Purchaser to consummate the Closing when required pursuant to Section 1.02, whether or not Purchaser had sufficient funds available to consummate the Closing.

“Working Capital” means, as of any time of determination, an amount equal to (a) the current assets of the Company Group included in the illustrative reference balance sheet calculation as set forth in Annex D (the “Reference Balance Sheet”) and designated as Working Capital, minus (b) the current liabilities of the Company Group included in the Reference Balance Sheet and designated as Working Capital, in the case of each of clauses (a) and (b), calculated as of such time in accordance with the Accounting Principles; provided that Working Capital shall exclude (i) Cash, Restricted Cash and all net proceeds (or deferred proceeds) from the Specified Property Sale, (ii) Funded Debt, (iii) asset or contra liabilities relating to Funded Debt (such as unamortized debt issuance costs), (iv) Unpaid Company Transaction Expenses, (v) any receivables from Seller or its Affiliates (including members of the Company Group), (vi) any payables due to Seller or its Affiliates (including members of the Company Group), unless not settled at or prior to the Closing without liability to Purchaser or the members of the Company Group in accordance with Section 5.04, (vii) any income or deferred Tax assets or Liabilities, (viii) Liabilities to the extent arising out of, or relating to, the Excluded Assets and (ix) Liabilities to the extent arising out of, or relating to, the ownership or operation of the Specified Assets in connection with the Retained Business. For purposes of this definition, the “current assets” and “current liabilities” of the Company Group shall include any of the Local Transferred Assets that constitute current assets and any of the Local Assumed Liabilities that constitute current liabilities, in each case, that are included in the Reference Balance Sheet and designated as Working Capital.

The following defined terms have the meanings ascribed to such terms in the Sections set forth below:

Term	Section
Accounting Firm	1.04(b)
Acquisition Proposal	5.07(a)(iii)
Agreement	Preamble
Assumed Benefit Plan	2.14(a)
Authorization	2.03(b)
Business	Recitals
Business Employee List	2.18(a)
Cash Bonuses	10.07
Claim	11.04(a)
Clause X Amount	7.06(b)(ii)(B)
Clause Y Amount	7.06(b)(ii)(B)
Closing	1.02(a)
Closing Balance Sheet	1.04(a)
Closing Condition Satisfaction Date	1.02(a)
Closing Date	1.02(a)
COBRA	2.14(h)
Company	Preamble
Company Environmental Permit	2.17(b)

Annex A – 12

Term	Section
Company Intellectual Property	2.10(a)
Company Internal Reorganization	5.07(a)
Company Owned Intellectual Property	2.10(c)
Company Permit	2.12(a)
Company Registered Intellectual Property	2.10(b)
Company Subsidiary Equity Interests	2.04(c)
Consent	2.03(a)
Continuation Period	10.02
Current Amount	11.02(b)(i)
Data Room	12.06
Debtor Party	7.12(c)
Disagreement Deadline	1.04(b)
Employee Transfer Agreement	10.01
Estimated Statement	1.03
Equity Replacement Awards	10.12
Filing	2.03(b)
Final Allocation	7.06(h)(iv)
Financial Statements	2.05(a)
First Performance Period	10.07(a)
Forfeited Equity Awards	10.12
Indemnified Party	11.04(a)
Indemnifying Party	11.04(a)
IP Licenses	2.10(d)
IRS	2.14(c)
IT Systems	2.10(j)
Latest Balance Sheet	2.05
Latest Balance Sheet Date	2.05
Lease	2.09(b)
Leased Property	2.09(b)
Lien(s)	2.03(a)
Local Transfer Agreements	1.06
Material Contract	2.11(a)
MIP Performance Period	10.07(a)
Non-Debtor Party	7.12(c)
Notice of Disagreement	1.04(b)
Outside Date	9.01(d)
Owned Property	2.09(a)
Party and/or Parties	Preamble
Preparation Principles	7.06(b)(ii)(A)
Proposed Allocation	7.06(h)(iv)
Proprietary Software	2.10(i)
Protected Information	12.15
Purchaser	Preamble
Purchaser Benefit Plans	10.05
Purchaser Indemnitees	11.02
Purchaser Tax Return	7.06(b)(iii)
Real Property	2.09(b)
Remedies Exception	2.02(c)
Resolution Period	1.04(b)
Second Performance Period	10.07(a)
Section 7.06(b)(ii)(B) Finalization Time	7.06(b)(ii)(B)
Seller	Preamble

Annex A – 13

Term	Section
Seller Indemnitees	11.03
Seller Insurance Policies	6.04
Seller NQDC Plans	10.10
Seller SERP	10.10
Seller Tax Contest	11.04(c)
Seller Tax Return	7.06(b)(ii)(A)
Shares	Recitals
Specified Employees	10.01
Specified Property Sale	5.10
Statement	1.04(a)
Tax Records	7.03(b)
Third Party Claim	11.04(b)
Transferred Employee	10.01
Transferred Employee Equity Award	10.12
Union Contract	2.11(a)(i)
Union Employees	10.02
Vesting Period	10.12

Annex A – 14